SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2010

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number

1.1	Circular to Shareholders regarding Major Transaction — Subscription of 20% Interest in Shanghai Pudong Development Bank Co., Ltd., dated April 22, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: April 22, 2010	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

Exhibit 1.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Mobile Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

MAJOR TRANSACTION

SUBSCRIPTION OF 20% INTEREST IN

SHANGHAI PUDONG DEVELOPMENT BANK CO., LTD.

Financial adviser to China Mobile Limited

22 April 2010

-i-

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Shares”	A shares of RMB1.00 each in the share capital of SPD Bank and an “A Share” shall be construed accordingly

“associates”	has the meaning ascribed to this term under the Listing Rules

“Board”	the board of Directors

“Business Day”	a day (excluding Saturdays and Sundays) on which banks in the PRC are open for business

“CBRC”	China Banking Regulatory Commission

“CMCC”	China Mobile Communications Corporation, a state-owned enterprise established under the laws of the PRC, the ultimate controlling shareholder of the Company

“Company”	China Mobile Limited, a company incorporated in Hong Kong whose shares are listed on the Stock Exchange and American Depositary Shares are listed on the New York Stock Exchange

“Completion”	completion of the Subscription in accordance with the terms of the Share Subscription Agreement

“connected person”	has the meaning ascribed to this term under the Listing Rules

“CSRC”	China Securities Regulatory Commission

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“Guangdong Mobile”	(China Mobile Group Guangdong Company Limited), a wholly-owned subsidiary of the Company

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“IFRSs”	International Financial Reporting Standards

“Last Trading Day”	25 February 2010, being the last trading day of the A Shares prior to the entering into of the Share Subscription Agreement

“Latest Practicable Date”	15 April 2010, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular

DEFINITIONS

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PBOC”	People’s Bank of China

“PRC”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share(s)”	ordinary share(s) of HK$0.10 each in the capital of the Company

“Share Subscription Agreement”	the share subscription agreement dated 10 March 2010 and entered into between Guangdong Mobile and SPD Bank in relation to the Subscription

“SPD Bank”	Shanghai Pudong Development Bank Co., Ltd., a joint-stock commercial bank with its headquarters located in Shanghai, PRC whose issued A Shares are listed on the Shanghai Stock Exchange

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Strategic Cooperation Memorandum of Understanding”	the strategic cooperation memorandum of understanding dated 10 March 2010 and entered into among the Company, Guangdong Mobile and SPD Bank

“Subscription”	the subscription of the Subscription Shares by Guangdong Mobile pursuant to the Share Subscription Agreement

“Subscription Shares”	initially 2,207,511,410 A Shares to be subscribed by Guangdong Mobile pursuant to the Share Subscription Agreement, which number of A Shares can be adjusted pursuant to the terms of the Share Subscription Agreement, and a “Subscription Share” shall be construed accordingly

“USD”	United States Dollars, the lawful currency of the United States of America

“%”	per cent.

This circular contains translations between Renminbi and Hong Kong dollars at HK$1 = RMB0.87950. The translations are not representations that the Renminbi and Hong Kong dollar amounts could actually be converted at such rate, if at all.

LETTER FROM THE BOARD

Executive Directors:	Registered office:
WANG Jianzhou (Chairman & Chief Executive Officer)	60th Floor
LI Yue	The Center
LU Xiangdong	99 Queen’s Road Central
XUE Taohai	Hong Kong
HUANG Wenlin
SHA Yuejia
LIU Aili
XIN Fanfei
XU Long

Independent Non-executive Directors:

LO Ka Shui

Frank WONG Kwong Shing

Moses CHENG Mo Chi

Non-executive Director:

Nicholas Jonathan READ

22 April 2010

To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION

SUBSCRIPTION OF 20% INTEREST IN

SHANGHAI PUDONG DEVELOPMENT BANK CO., LTD.

INTRODUCTION

On 10 March 2010, the Board announced that Guangdong Mobile had, on the same date, entered into the Share Subscription Agreement with SPD Bank pursuant to which Guangdong Mobile has conditionally agreed to subscribe for and SPD Bank has conditionally agreed to issue 2,207,511,410 A Shares, at a total cash consideration of RMB39,801,430,722.30 (equivalent to approximately HK$45,255 million).

LETTER FROM THE BOARD

After Completion, the Company will, through its wholly-owned subsidiary Guangdong Mobile, be interested in 20% of the enlarged issued share capital in SPD Bank and will become the second largest shareholder of SPD Bank. Shanghai International Group and its affiliates will remain the largest shareholder of SPD Bank, holding approximately 24.32% of the enlarged issued share capital of SPD Bank after Completion (calculated on the basis of their shareholding as at 31 December 2009). SPD Bank will be accounted for in the books of the Company as an investment in an associate and the financial results of SPD Bank will be accounted for by using the equity method of accounting.

On 10 March 2010, the Company and Guangdong Mobile had also entered into the Strategic Cooperation Memorandum of Understanding with SPD Bank to set out the intention of the parties to engage in future strategic cooperation.

The Group had no other prior transactions with SPD Bank and its associates which require aggregation with the Share Subscription Agreement under Rule 14.22 of the Listing Rules.

Since the applicable percentage ratios under Rule 14.07 of the Listing Rules in respect of the Subscription (being the assets ratio) exceeds 25% (but not 100%), the Subscription constitutes a major transaction of the Company and is subject to approval by the shareholders of the Company under Chapter 14 of the Listing Rules.

As no shareholder of the Company is required to abstain from voting if the Company were to convene a general meeting for the approval of the Subscription, pursuant to Rule 14.44 of the Listing Rules, written shareholders’ approval by CMCC has been accepted in lieu of holding a general meeting to approve the Subscription. CMCC, which holds indirectly 14,890,116,842 shares in the Company, representing approximately 74.22% of the issued shares of the Company as at the Latest Practicable Date, has approved the Share Subscription Agreement and the transactions contemplated thereunder in writing. The shareholders’ approval requirement under Rule 14.40 of the Listing Rules has therefore been satisfied and hence, no general meeting of the Company will be held for approving the Subscription.

The purpose of this circular is to provide you with further information relating to the Subscription, the financial information of SPD Bank and other information in accordance with the requirements under the Listing Rules.

THE SUBSCRIPTION

The Share Subscription Agreement

Date

10 March 2010

Parties

(1)	China Mobile Group Guangdong Company Limited

(2)	Shanghai Pudong Development Bank Co., Ltd.

LETTER FROM THE BOARD

Subscription shares

Pursuant to the Share Subscription Agreement, Guangdong Mobile has conditionally agreed to subscribe for and SPD Bank has conditionally agreed to issue 2,207,511,410 A Shares, representing 20% of the issued share capital of SPD Bank as enlarged by the issue of the Subscription Shares. In the event that there is any distribution, capitalization issue or rights issue by SPD Bank before Completion, the total number of Subscription Shares shall be adjusted accordingly so that the total number of Subscription Shares shall represent 20% of the issued share capital of SPD Bank as enlarged by the issue of the Subscription Shares and the distribution, capitalization issue or rights issue.

After Completion, the Company will, through its wholly-owned subsidiary Guangdong Mobile, be interested in 20% of the enlarged issued share capital in SPD Bank and will become the second largest shareholder of SPD Bank. Shanghai International Group and its affiliates will remain the largest shareholder of SPD Bank, holding approximately 24.32% of the enlarged issued share capital of SPD Bank after Completion (calculated on the basis of their shareholding as at 31 December 2009).

Consideration

The consideration payable by Guangdong Mobile to SPD Bank per Subscription Share under the Share Subscription Agreement is RMB18.03 (equivalent to approximately HK$20.50), and the total consideration for the Subscription is RMB39,801,430,722.30 (equivalent to approximately HK$45,255 million). Such consideration will be satisfied by Guangdong Mobile in cash upon Completion. Guangdong Mobile will settle the consideration using its internal resources.

The subscription price for each Subscription Share of RMB18.03 represents:

(a)	a discount of approximately 13.07% to the closing price of RMB20.74 per A Share as quoted on the Shanghai Stock Exchange on the Last Trading Day;

(b)	a discount of approximately 10% to the average trading price of approximately RMB20.03 per A Share as traded on the Shanghai Stock Exchange for the last twenty consecutive trading days prior to the announcement by SPD Bank of the board resolutions approving the Subscription as calculated in accordance with applicable laws and requirements;

(c)	a discount of approximately 20.82% to the closing price of RMB22.77 per A Share as quoted on the Shanghai Stock Exchange on the Latest Practicable Date; and

(d)	a premium of approximately 134.28% over the underlying net asset value per A Share attributable to equity holders of SPD Bank of approximately RMB7.696 per A Share as at 31 December 2009 (based on the audited consolidated balance sheet of SPD Bank as at 31 December 2009 prepared in accordance with IFRSs as set out in Part B of Appendix I to this circular).

In the event that there is any distribution, capitalization issue or rights issue by SPD Bank before Completion, the subscription price per Subscription Share shall be adjusted accordingly in accordance with the relevant rules of the Shanghai Stock Exchange on an ex-right or ex-dividend basis (as the case may be).

LETTER FROM THE BOARD

Any adjustment in the subscription price per Subscription Share or the total number of Subscription Shares will not affect the classification of the Subscription under Chapter 14 of the Listing Rules.

The consideration for the Subscription has been arrived at after arm’s length negotiations between the parties in accordance with applicable laws and having regard to relevant industry and market factors, the historical performance of SPD Bank, the prevailing market price of the A Shares and the potential strategic cooperation opportunities between the parties.

Conditions precedent

Completion of the Subscription is conditional upon the fulfilment (or waiver, to the extent permissible under laws) of the following conditions:

(i)	all necessary approvals from government and relevant regulatory authorities (including but not limited to CBRC, CSRC and State-owned Assets Supervision and Administration Commission of the State Council) in respect of the Subscription having been obtained and such approvals remaining valid as at the date of Completion;

(ii)	the shareholders of SPD Bank approving the Subscription at a general meeting;

(iii)	the approval of the Subscription by the shareholders of the Company by way of written approval in accordance with the Listing Rules, or (if applicable) at a general meeting of the Company convened for this purpose;

(iv)	all representations and warranties contained in the Share Subscription Agreement being true and accurate in all material respects as at the date of the Share Subscription Agreement and up to and including the date of Completion;

(v)	no laws, regulations, rules, orders or notices have been announced, promulgated or implemented by the government and relevant regulatory authorities which prohibit the transactions contemplated under the Share Subscription Agreement;

(vi)	the A Shares remaining listed on the Shanghai Stock Exchange;

(vii)	there having been no material adverse change in the assets and liabilities, business, financial positions or operation results of SPD Bank since the date of the Share Subscription Agreement, and there being no events or circumstances which will reasonably be expected to give rise to any such material adverse change; and

(viii)	the two representatives from Guangdong Mobile having become non-independent directors of SPD Bank in accordance with laws unless Guangdong Mobile is of the opinion that arrangements have been put in place such that the board seats have been guaranteed and committed.

If any of the above conditions have not been fulfilled or waived (to the extent permissible under laws) by the parties on or before 31 December 2010 (or such other date as agreed in writing by the parties), the Share Subscription Agreement will lapse and thereafter neither party shall have any obligations and liabilities towards each other save for any antecedent breaches of the terms thereof. As at the Latest Practicable Date, the shareholders of SPD Bank have already approved the Subscription at a general meeting.

LETTER FROM THE BOARD

Completion

Completion shall take place on the seventh Business Day after the above conditions precedent have been fulfilled or waived, or on such earlier date after the fulfilment or the waiver of the conditions precedent as the parties to the Share Subscription Agreement may agree.

Ranking of Subscription Shares

The Subscription Shares, when issued, will rank equally in all respects among themselves and with the A Shares in issue on the date of issue of the Subscription Shares.

Lock-up Period

The Subscription Shares are subject to a lock-up period of 36 months commencing from the date of issue of the Subscription Shares, during which period Guangdong Mobile shall not transfer any of the Subscription Shares, although transfer to its affiliates permissible under applicable laws is not prohibited.

Right to Appoint Director

For so long as Guangdong Mobile is interested in 20% of the issued share capital of SPD Bank, the board of directors of SPD Bank shall comprise at least two non-independent directors and at least one independent director nominated by Guangdong Mobile. Subject to the permission of the competent government or regulatory authorities, Guangdong Mobile shall be entitled to recommend an additional independent director to the board of directors of SPD Bank.

Subject to the approval of the board of directors of SPD Bank, the Strategic Committee, the Audit Committee and the Nomination Committee of the board of directors of SPD Bank shall comprise at least one non-independent director nominated by Guangdong Mobile provided that such non-independent director shall possess the professional expertise required for the performance of the duties as a member of the board of directors and the relevant board committees as well as satisfy the requirements under applicable laws.

Guangdong Mobile and the Company will not participate in the day-to-day management and operation of SPD Bank.

Maintaining 20% Stake

In the event that SPD Bank shall issue any new securities at any time after Completion, Guangdong Mobile shall be entitled to subscribe for such number of new securities of SPD Bank on the same terms so as to maintain its 20% shareholding in SPD Bank.

LETTER FROM THE BOARD

When formulating or deciding on any financing plan or proposal after Completion, SPD Bank shall take into account the right of Guangdong Mobile under the Share Subscription Agreement to maintain its shareholding percentage. Guangdong Mobile would not seek to increase its shareholding in SPD Bank to over 20% unless permissible under applicable laws and with the consent of SPD Bank.

INFORMATION ON SPD BANK

SPD Bank, established in 1992 with the approval of the PBOC, is a joint-stock commercial bank. The A Shares of SPD Bank are listed on the Shanghai Stock Exchange. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, SPD Bank and its only substantial shareholder, namely Shanghai International Group, are third parties independent of the Company and the connected persons of the Company.

With its headquarters located in Shanghai, PRC, as at 31 December 2009, SPD Bank had 33 branches directly controlled by its head office and 565 outlets in the PRC. Through this network, SPD Bank provides a broad range of financial products and services to its corporate and retail customers. Currently, in addition to its branches in the PRC, SPD Bank also has six subsidiaries in the PRC and a representative office in Hong Kong.

FINANCIAL INFORMATION OF SPD BANK

Based on the audited consolidated results of SPD Bank for the three years ended 31 December 2007, 2008 and 2009, prepared in accordance with IFRSs and as set out in Appendix I to this circular, the audited consolidated net asset value of SPD Bank as at 31 December 2009 was RMB68.087 billion, and the audited consolidated profit before taxation and net profit after taxation of SPD Bank were as follows:

	Year ended 31 December 2009	Year ended 31 December 2008	Year ended 31 December 2007
	(RMB’000)	(RMB’000)	(RMB’000)
Profit before taxation	17,296,024	15,303,455	10,755,397
Net profit after taxation	13,215,137	12,515,831	5,495,871

Based on the audited consolidated results of SPD Bank for the three years ended 31 December 2007, 2008 and 2009, prepared in accordance with the China Accounting Standards for Business Enterprises and as disclosed in the published annual reports of SPD Bank, the audited consolidated net asset value of SPD Bank as at 31 December 2009 was RMB68.087 billion, and the audited consolidated profit before taxation and net profit after taxation of SPD Bank were as follows:

	Year ended 31 December 2009	Year ended 31 December 2008	Year ended 31 December 2007
	(RMB’000)	(RMB’000)	(RMB’000)
Profit before taxation	17,296,025	15,303,455	10,758,301
Net profit after taxation	13,215,137	12,515,831	5,498,775

LETTER FROM THE BOARD

STRATEGIC COOPERATION MEMORANDUM OF UNDERSTANDING

On 10 March 2010, the Company and Guangdong Mobile entered into the Strategic Cooperation Memorandum of Understanding with SPD Bank to set out the intention of the parties to engage in future strategic cooperation.

Pursuant to the Strategic Cooperation Memorandum of Understanding, the parties intend to closely cooperate in the joint development of mobile finance and mobile e-Commerce businesses. The scope of cooperation will include but not limited to the joint development of mobile phone payments business, mobile bank cards business, mobile funds transfer business and other forms of mobile finance and mobile e-Commerce businesses, the joint research and development of the bundling of other forms of mobile communications and finance products as well as the joint in-depth research and development of new technologies and new products of future mobile finance and mobile e-Commerce businesses. The parties also agree to promote their cooperation in the areas of basic banking services and basic telecommunications services, and leverage on their respective competitive advantages to bring synergies in terms of branding, customers, channels and network platform resources into full play.

The Strategic Cooperation Memorandum of Understanding serves to set out the broad intention of the parties. The parties shall use their best endeavours to enter into a legally binding strategic cooperation agreement within three months following completion of the Subscription, which is the precondition to the giving of effect to the intention as set out in the Strategic Cooperation Memorandum of Understanding.

REASONS FOR AND BENEFITS OF ENTERING INTO THE SHARE SUBSCRIPTION AGREEMENT AND THE STRATEGIC COOPERATION MEMORANDUM OF UNDERSTANDING

Telecommunications technology has been rapidly evolving and customer demand for the mobility and portability of products is increasing. Mobile telecommunications terminals are becoming more and more multi-functional. Mobile handsets have transformed from a simple tool for communication to a valuable asset for communications, entertainment and shopping. At the same time, along with the rapid development of China’s macro-economy, the increasing penetration of mobile Internet and the popularization of “Internet of Things” in China, mobile phone payments and mobile e-Commerce will become one of the major means that people make their spendings in the future, which will present unprecedented development opportunities to mobile telecommunications operators in China.

The Company recognizes such development trend and has been actively exploring opportunities in such arena. Based on experience, equity investment could better align the interests of the parties concerned and promote the development of mobile e-Commerce to the greatest extent. Through equity investment, telecommunications operators could take greater initiative in the industry chain and offer more in-depth value-added businesses as well as value-added businesses that could enjoy greater returns in more segments in the industry chain.

SPD Bank is a premium nationwide joint-stock commercial bank with moderate size, relatively favourable assets quality and solid operation philosophy. SPD Bank has also established a sound corporate governance system and its network coverage and other qualities are suitable for cooperation with the Company and is an ideal cooperation partner of the Company.

LETTER FROM THE BOARD

SPD Bank possesses a nationwide operation licence and has basically completed the setting up of its geographical distribution in the important central cities across the country. In addition, SPD Bank has experience in mobile phone payments. All these laid a relatively solid foundation for the parties’ cooperation. SPD Bank was founded in Shanghai, an important financial centre. It has a mature business distribution in the Yangtze River Delta region, the most economically advanced region in China. The number of outlets of SPD Bank in the region is leading among the nationwide joint-stock commercial banks in China, which presents SPD Bank with competitive geographical advantage. With its strong economy and leading personal financial services in terms of contents and depth in the country, the Yangtze River Delta region is an ideal market to promote mobile finance and mobile e-Commerce businesses. The strong brand recognition and business coverage of SPD Bank in the region will benefit the parties in promoting mobile finance and mobile e-Commerce businesses in the region.

The fundamentals of SPD Bank are favourable and its profitability is steadily increasing. All these support the Company’s belief that this investment is not only an important strategic investment but will also, from a financial perspective, provide a favourable return.

Based on the above, the Company intends to establish a more in-depth strategic cooperation relationship with SPD Bank on the basis of its shareholding in SPD Bank, and to cooperate with SPD Bank in the development of the mobile finance and mobile e-Commerce businesses. The Company has more than 500 million customers and service centres in urban and rural areas across the country. The Company is familiar with the spending habits of its customers and possesses enormous premium resources which could be applied in the development of mobile finance and mobile e-Commerce businesses. SPD Bank has the requisite qualifications for nationwide operation and a network covering the important central cities across the country, which will effectively promote the strategic cooperation between the parties. The Company believes that the strategic cooperation with SPD Bank will open up a “blue ocean” for the Company and bring new growth to the Company’s results, which will at the end maximize the interests of its shareholders.

The Directors are of the view that the terms of the Share Subscription Agreement are on normal commercial terms, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

FINANCIAL EFFECTS OF THE SUBSCRIPTION ON THE GROUP

After Completion, the Company will, through its wholly-owned subsidiary Guangdong Mobile, be interested in 20% of the enlarged issued share capital in SPD Bank. SPD Bank will be accounted for in the books of the Company as an investment in an associate and the financial results of SPD Bank will be accounted for by using the equity method of accounting.

The unaudited pro forma net assets statement of the Group as set out in Part A of Appendix III to this circular was prepared as if the Subscription had been completed on 31 December 2009. Upon Completion, the Group’s unaudited consolidated non-current assets will increase from approximately RMB464,013 million to RMB503,814 million as at 31 December 2009. Since the consideration will be funded by internal resources, the Group’s total balance of deposits with banks and cash and cash equivalents will decrease from approximately RMB264,507 million to RMB224,706 million. Details of all the adjustments made are set out in the unaudited pro forma net assets statement of the Group set out in Part A of Appendix III to this circular.

LETTER FROM THE BOARD

After Completion, the profits of SPD Bank will be shared by the Company proportionally. In view of the historical performance of SPD Bank and the potential strategic cooperation opportunities between the parties, it is expected that both the profit before taxation and profit after taxation of the Company will increase as a result of the Subscription.

FINANCIAL AND TRADING PROSPECTS OF THE GROUP

The Group is the world’s No. 1 mobile communications operator by number of customers and enjoys prominent advantages from its economies of scale and market leading position. As at the end of 2009, the Group’s total customer base reached 522 million. In recent years, the Group continued to maintain steady growth, good profitability and also its leading position among international peers in terms of market capitalization and brand value. The Group’s business grew steadily despite facing multiple challenges and it successfully competed to win higher market share from new customers and preserved its existing customer base. While the Group’s voice business is steadily developing, the Group’s value-added business continues to grow and has prominently boosted the Group’s revenue, contributing to an increasing proportion of the Group’s total revenue and has also formed a favorable value-added business product supply. In addition, complementing State policies for economic development in rural areas, the Group leveraged its large scale of operations to further expand into the rural market and achieved satisfactory results. The Group’s presence is increasingly influential and its competitive edge is strengthening in the rural market.

The Group has maintained world-class network quality and continued to expand its international roaming services coverage. The Group has almost completed the upgrading of its core network into a fully IP-based core network, laying a solid foundation for a full-service network that is geared to the future needs and capable in providing integrated businesses. The quality of the Group’s 3G network has significantly enhanced and is close to that of its world-class 2G network. The Group adopted an integrated dual-network development strategy. Leveraging the Group’s competitive advantages in terms of networks and scale, the Group’s 3G business achieved a remarkable growth. Meanwhile, the Group is committed to lead and promote the development of TD-SCDMA (TD) throughout the entire supply chain in an effort to accelerate the maturity of the industry.

In 2009, the Group recorded RMB452,103 million in operating revenue, a steady rise of 9.8% over last year. Continuously leading the industry in profitability, the Group achieved 2.3% increase in profit attributable to shareholders, which reached RMB115,166 million, arriving at a margin of 25.5% . EBITDA rose 5.9% to RMB229,023 million, with EBITDA margin reaching 50.7% . Basic earnings per share grew 2.2% to RMB5.74. Underpinned by its solid capital structure and financial strength, the Group is well-positioned to manage risks and achieve continued healthy growth.

Looking to the future, the continuing impact of the global financial crisis on the Chinese economy, the change in the competitive landscape, the increasing mobile penetration rate and the convergence across telecommunications, Internet and Radio & TV Broadcasting networks all pose fresh challenges to the Group’s future development. On the other hand, the Chinese government has pursued policies aimed at boosting domestic consumption and strengthening economic growth. All these factors will lead to increasing demand for telecommunications services. The government attaches great importance and gives strong support to “home-grown innovation”, which motivates the Group and gives it confidence in its 3G development. In addition, the flourishing Mobile Internet and the “Internet of Things” concepts, as well as the integration of mobile payments into the financial system, have all created new revenue stream possibilities. The convergence across telecommunications, Internet and Radio & TV Broadcasting networks will form a new market beyond the traditional telecommunications industry. All these trends present us with new opportunities for future development.

LETTER FROM THE BOARD

The Group believes in growth via making new markets, in line with the strategy popularly known as “Blue Ocean Strategy”. Based on its strong foundation and integrated capabilities, the Group will focus on growing its telecommunications and information service business, thereby maintaining its leading position.

In order to further promote the development of the Group’s value-added business with an aim to providing the Group’s customers with better value-added services, the Group entered into the Strategic Cooperation Memorandum of Understanding with SPD Bank to set out the intention of the parties to engage in future strategic cooperation in the joint development of mobile e-Commerce business. Telecommunications technology has been rapidly evolving and customer demand for the mobility and portability of products is increasing. Mobile telecommunications terminals become more and more multi-functional. Mobile handsets have transformed from a simple tool for communication to a valuable asset for communications, entertainment and shopping. At the same time, along with the rapid development of China’s macro-economy, the increasing penetration of mobile Internet and the popularization of “Internet of Things” in China, mobile phone payments and mobile e-Commerce will become one of the major means that people make their spendings in the future. The Company believes that the strategic cooperation with SPD Bank will open up a “Blue Ocean” for the Company and bring new growth to the Company’s results, which will at the end maximize the interests of its shareholders.

LISTING RULES IMPLICATIONS

The Group had no other prior transactions with SPD Bank and its associates which require aggregation with the Share Subscription Agreement under Rule 14.22 of the Listing Rules.

Since the applicable percentage ratios under Rule 14.07 of the Listing Rules in respect of the Subscription (being the assets ratio) exceeds 25% (but not 100%), the Subscription constitutes a major transaction of the Company and is subject to approval by the shareholders of the Company under Chapter 14 of the Listing Rules.

As no shareholder of the Company is required to abstain from voting if the Company were to convene a general meeting for the approval of the Subscription, pursuant to Rule 14.44 of the Listing Rules, written shareholders’ approval by CMCC has been accepted in lieu of holding a general meeting to approve the Subscription. CMCC, which holds indirectly 14,890,116,842 shares in the Company, representing approximately 74.22% of the issued shares of the Company as at the Latest Practicable Date, has approved the Share Subscription Agreement and the transactions contemplated thereunder in writing. The shareholders’ approval requirement under Rule 14.40 of the Listing Rules has therefore been satisfied and hence, no general meeting of the Company will be held for approving the Subscription.

LETTER FROM THE BOARD

GENERAL INFORMATION

The Group is the leading mobile telecommunications services provider in China, which operates nationwide mobile telecommunications networks in all thirty-one provinces, autonomous regions and directly-administered municipalities in Mainland China and in Hong Kong. The Company is an investment holding company.

Guangdong Mobile is a wholly-owned subsidiary of the Company established in Guangdong Province, PRC. Guangdong Mobile provides mobile telecommunications services in Guangdong Province, PRC. Guangdong Mobile is the largest provincial company in the telecommunications industry of the PRC as well as the largest telecommunications operator in Guangdong Province, PRC. The network of Guangdong Mobile covers all administrative regions and 99.24% of the population in Guangdong Province, PRC.

RECOMMENDATION

The Board is of the view that the terms of the Share Subscription Agreement are on normal commercial terms, are fair and reasonable and are in the interests of the Company and its shareholders as a whole. The Board would recommend the shareholders of the Company to vote in favour of the resolution approving the Subscription should a general meeting be held to consider and approve the Subscription.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendices to this circular.

Yours faithfully
For and on behalf of the Board
China Mobile Limited
Wang Jianzhou
Chairman and Chief Executive Officer

APPENDIX I	FURTHER INFORMATION ON SPD BANK

A. GENERAL INFORMATION ON SPD BANK

SPD Bank was established on 28 August 1992 with the approval of the PBOC and officially opened for business on 9 January 1993. In 1999, SPD Bank was approved to issue A shares and was listed on the Shanghai Stock Exchange (Stock Code 600000).

With its headquarters located in Shanghai, PRC, SPD Bank is a national joint-stock commercial bank which possesses a national operation license and has operations predominantly based in the PRC. As at 31 December 2009, SPD Bank had 33 branches directly controlled by its head office and 565 outlets in the PRC. Currently, in addition to its branches in the PRC, SPD Bank also has six subsidiaries in the PRC and a representative office in Hong Kong. The distribution network of SPD Bank mainly covers coastal cities, cities along the Yangtze River as well as the important central cities across the country, with an strategic concentration in the Yangtze River Delta, Pearl River Delta and Bohai Rim. SPD Bank is also present in economically developed cities with market potential in the central, western and northeastern regions of China.

Through this nationwide network, SPD Bank provides a broad range of financial products and services to its corporate and retail customers. In relation to corporate banking business, SPD Bank provides corporate banking products and services (such as deposit-taking, corporate lending and bill discounting), non-interest-based corporate banking products and services (such as domestic and international settlement services, foreign currency trading and foreign exchange services, custody services, agency services, underwriting of commercial paper) and offshore banking products and services, to its corporate customers. As for retail banking business, SPD Bank provides retail banking products and services (such as retail loans, retail deposits and credit cards), non-interest-based retail banking products and services (such as wealth management services and foreign currency trading and foreign exchange services), to its retail customers. Apart from providing corporate and retail banking products and services to its customers, SPD Bank also engages in treasury operations such as money market transactions, treasury transactions conducted on behalf of customers as well as securities investment and trading.

Based on the audited consolidated results of SPD Bank for the year ended 31 December 2009, prepared in accordance with IFRSs and as set out in Part B of this Appendix, as at 31 December 2009, SPD Bank had RMB1,622.718 billion in total assets, RMB928.855 billion in total loans and RMB1,295.342 billion in total deposits and the operating income, profits before tax and profit after tax of SPD Bank were RMB36.919 billion, RMB17.296 billion and RMB13.215 billion respectively.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

B. ACCOUNTANTS’ REPORT ON SPD BANK

The following is a text of a report, prepared for the purpose of inclusion in this circular, received from the independent reporting accountants of SPD Bank, Ernst & Young, Certified Public Accountants, Hong Kong.

18th Floor
Two International Finance Centre
8 Finance Street, Central,
Hong Kong

The Directors

Shanghai Pudong Development Bank Co., Ltd

China Mobile Limited

Dear Sirs,

We set out below our report on the financial information (the “Financial Information”) of Shanghai Pudong Development Bank Co., Ltd. (the “Company”) and its subsidiaries (collectively referred to as the “Group”) for each of the three years ended 31 December 2007, 2008 and 2009 (the “Relevant Periods”) for inclusion in the circular of China Mobile Limited (“China Mobile”) dated 22 April 2010 (the “Circular”) issued in connection with the proposed subscription by China Mobile Guangdong Co., Ltd. (“Guangdong Mobile”, a wholly-owned subsidiary of China Mobile as of the date of this report), of 2,207,511,410 new A shares of the Company.

The Company is a joint-stock commercial bank listed on the Shanghai Stock Exchange.

The primary and statutory financial statements of the Group for the years ended December 31, 2007, 2008 and 2009 were prepared in accordance with the Chinese Accounting Standards for Business Enterprises and were audited by Ernst & Young Hua Ming.

For the purpose of this report, the directors of the Company have prepared the consolidated financial statements of the Group for the Relevant Periods (the “IFRS Financial Statements”) in accordance with International Financial Reporting Standards (“IFRS”) promulgated by the International Accounting Standards Board, which were audited by us in accordance with the International Standards on Auditing. The Financial Information set out in this report has been prepared from the IFRS Financial Statements. No adjustments were made to the IFRS Financial Statements for the purpose of the Financial Information included in this report.

The directors of the Company are responsible for the preparation and the true and fair presentation of the Financial Information in accordance with IFRS. In preparing the Financial Information that gives a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, and that judgments and estimates made are reasonable. The directors of China Mobile Limited are responsible for the content of the Circular in which this report is included.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

For the purpose of this report, we have carried out independent audit procedures on the Financial Information. We conducted our audit in accordance with International Standards on Auditing and carried out such additional procedures as we considered necessary in accordance with Auditing Guideline 3.340 “Prospectuses and the Reporting Accountant” issued by the Hong Kong Institute of Certified Public Accountants. It is our responsibility to form an independent opinion, based on our procedures, on the Financial Information and to report our opinion thereon.

In our opinion, the Financial Information gives, for the purpose of this report, a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2007, 2008 and 2009, and of the consolidated results and cash flows of the Group for the Relevant Periods.

Ernst & Young

Hong Kong Certified Public Accountants

22 April 2010

APPENDIX I	FURTHER INFORMATION ON SPD BANK

Consolidated Statement of Comprehensive Income

		2009	2008	2007
	Notes	RMB’000	RMB’000	RMB’000
Interest income	5	60,190,044	55,721,300	38,442,515
Interest expense	5	(26,651,656)	(24,186,964)	(14,262,545)

Net interest income	5	33,538,388	31,534,336	24,179,970

Fee and commission income	6	2,720,419	2,334,955	1,603,571
Fee and commission expense		(513,453)	(540,406)	(474,132)

Net fee and commission income		2,206,966	1,794,549	1,129,439

Net trading income/(expense)	7	12,416	297,325	(212,863)
Other operating income, net	8	1,161,051	892,429	770,646

OPERATING INCOME		36,918,821	34,518,639	25,867,192
Impairment losses on loans and advances	9	(3,052,663)	(3,471,415)	(3,516,735)

NET OPERATING INCOME		33,866,158	31,047,224	22,350,457

Personnel expenses	10	(7,906,864)	(8,073,093)	(5,760,071)
General and administrative expenses	11	(4,764,704)	(3,981,842)	(3,299,718)
Depreciation	27	(1,013,503)	(882,948)	(747,840)
Business tax and surcharges		(2,825,811)	(2,612,630)	(1,854,219)
Impairment (losses)/reversals on other assets	12	(129,497)	(247,053)	42,364

OPERATING EXPENSES		(16,640,379)	(15,797,566)	(11,619,484)

OPERATING PROFITS		17,225,779	15,249,658	10,730,973
Share of net profit of associates		84,271	76,025	33,271
Share of net profit of joint ventures		(14,026)	(22,228)	(8,847)

PROFITS BEFORE TAX		17,296,024	15,303,455	10,755,397
Income tax expense	13	(4,080,887)	(2,787,624)	(5,259,526)

PROFIT FOR THE YEAR		13,215,137	12,515,831	5,495,871

APPENDIX I	FURTHER INFORMATION ON SPD BANK

		2009	2008	2007
	Notes	RMB’000	RMB’000	RMB’000
Profit attributable to:
Owners of the parent company	14	13,216,581	12,515,968	5,495,871
Minority interests		(1,444)	(137)	—

OTHER COMPREHENSIVE INCOME
Share of other comprehensive income of associates, after tax		(5,393)	8	(4,116)

Unrealised gain or loss of available-for-sale investments
—Changes in fair value recorded in other comprehensive income		(761,806)	2,276,979	(1,713,750)

—Income tax effect	13	190,567	(569,245)	455,414

Unamortised gain or loss of held-to-maturity Investments
—Changes in unamortised gain or loss for the year		145,456	(193,815)	—

—Income tax effect		(36,364)	48,454	—

Other comprehensive income, after tax		(467,540)	1,562,381	(1,262,452)

Total comprehensive income		12,747,597	14,078,212	4,233,419

Total comprehensive income attributable to:
Owners of the parent company		12,749,041	14,078,349	4,233,419
Minority interests		(1,444)	(137)	—

EARNINGS PER SHARE
Basic and diluted earnings per share (RMB)	14	1.62	1.58	0.69

The accounting policies and explanatory notes on pages I-15 through I-93 form an integral part of the financial statements.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

Consolidated Statement of Financial Position

		31 December 2009	31 December 2008	31 December 2007
	Notes	RMB’000	RMB’000	RMB’000
ASSETS
Cash and balances with the central bank	15	205,118,947	162,601,258	141,423,926
Due from banks and other financial institutions	16	167,676,463	77,773,214	21,473,665
Reverse repurchase agreements	17	53,057,497	171,471,733	80,992,091
Trading securities	18	—	—	3,816,224
Precious metals		213,212	—	—
Derivative financial assets	19	607,340	2,287,774	347,575
Accounts receivable	20	3,460,720	1,008,690	909,314
Loans and advances to customers	21	910,508,026	681,266,568	535,657,646
Available-for-sale investments	22	89,982,423	57,754,770	89,148,752
Held-to-maturity financial assets	23	136,745,989	110,600,017	—
Equity investment in associates	24	546,353	467,460	396,083
Equity investment in joint ventures	25	56,899	70,926	93,153
Loans and receivables investments	26	33,657,198	23,261,377	22,384,546
Construction in progress	27	—	—	29,019
Property and equipment	28	8,047,670	6,968,505	6,106,818
Prepaid lease rental	29	104,592	110,055	128,613
Intangible assets	30	2,029	678	756
Deferred tax assets	31	3,108,660	2,788,607	2,894,605
Other assets	32	9,823,942	10,993,810	9,177,560

TOTAL ASSETS		1,622,717,960	1,309,425,442	914,980,346

LIABILITIES
Due to the central bank	33	48,000	—	10,000
Due to banks and other financial institutions	34	209,709,862	232,973,672	66,146,844
Repurchase agreements	35	1,264,882	19,682,401	2,806,110
Financial liabilities at fair value through profit or loss		237,326	—	—
Derivative financial liabilities	19	605,504	2,378,205	532,648
Due to customers	36	1,295,342,342	947,293,581	763,472,893
Dividends payable	37	17,920	11,935	38,485
Income tax payable		1,727,446	2,061,347	3,092,410
Bonds issued	38	18,800,000	24,800,000	23,600,000
Other liabilities	39	26,877,233	38,522,502	26,983,088

TOTAL LIABILITIES		1,554,630,515	1,267,723,643	886,682,478

APPENDIX I	FURTHER INFORMATION ON SPD BANK

		31 December 2009	31 December 2008	31 December 2007
	Notes	RMB’000	RMB’000	RMB’000
EQUITY
Share capital	40	8,830,046	5,661,348	4,354,883
Capital reserve	41	24,250,512	10,333,405	10,333,397
Reserves	42	17,588,576	13,263,514	10,912,145
Unrealised gain/(loss) on available- for-sale investments		104,088	675,327	(1,032,407)
Unamortised loss on held-to- maturity investments		(36,269)	(145,361)	—
Retained profits	43	17,216,073	11,891,203	3,729,850

Total equity attributable to owners of the parent company		67,953,026	41,679,436	28,297,868
Minority interests	44	134,419	22,363	—

TOTAL EQUITY		68,087,445	41,701,799	28,297,868

TOTAL EQUITY AND LIABILITIES		1,622,717,960	1,309,425,442	914,980,346

The accounting policies and explanatory notes on pages I-15 through I-93 form an integral part of the financial statements.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

Statement of Financial Position of the Company

	Notes	31 December 2009	31 December 2008	31 December 2007
		RMB’000	RMB’000	RMB’000
ASSETS
Cash and balances with the central bank	15	204,896,082	162,600,398	141,423,926
Due from banks and other financial institutions	16	167,615,725	77,772,063	21,473,665
Reverse repurchase agreements	17	53,057,497	171,471,733	80,992,091
Trading securities	18	—	—	3,816,224
Precious metals		213,212	—	—
Derivative financial assets	19	607,340	2,287,774	347,575
Accounts receivable	20	3,460,720	1,008,690	909,314
Loans and advances to customers	21	910,034,919	681,266,568	535,657,646
Available-for-sale investments	22	89,982,423	57,754,770	89,148,752
Held-to-maturity financial assets	23	136,745,989	110,600,017	—
Equity investment in associates	24	546,353	467,460	396,083
Equity investment in joint ventures	25	56,899	70,926	93,153
Equity investment in subsidiaries	48	164,000	27,500	—
Loans and receivables investments	26	33,477,198	23,261,377	22,384,546
Construction in progress	27	—	—	29,019
Property and equipment	28	8,027,197	6,968,388	6,106,818
Prepaid lease rental	29	104,592	110,055	128,613
Intangible assets	30	2,029	678	756
Deferred tax assets	31	3,108,660	2,788,607	2,894,605
Other assets	32	9,621,390	10,993,288	9,177,560

TOTAL ASSETS		1,621,722,225	1,309,450,292	914,980,346

LIABILITIES
Due to the central bank	33	48,000	—	10,000
Due to banks and other financial institutions	34	210,822,906	233,023,672	66,146,844
Repurchase agreements	35	1,264,882	19,682,401	2,806,110
Financial liabilities at fair value through profit or loss		237,326	—	—
Derivative financial liabilities	19	605,504	2,378,205	532,648
Due to customers	36	1,293,373,546	947,290,689	763,472,893
Dividends payable	37	17,920	11,935	38,485
Income tax payable		1,727,446	2,061,347	3,092,410
Bonds issued	38	18,800,000	24,800,000	23,600,000
Other liabilities	39	26,869,732	38,522,440	26,983,088

TOTAL LIABILITIES		1,553,767,262	1,267,770,689	886,682,478

APPENDIX I	FURTHER INFORMATION ON SPD BANK

	Notes	31 December 2009	31 December 2008	31 December 2007
		RMB’000	RMB’000	RMB’000
EQUITY
Share capital		8,830,046	5,661,348	4,354,883
Capital reserve		24,250,512	10,333,405	10,333,397
Reserves		17,588,576	13,263,514	10,912,145
Unrealised gain/(loss) on available- for-sale investments		104,088	675,327	(1,032,407)
Unamortised loss on held-to- maturity investments		(36,269)	(145,361)	—
Retained profits	43	17,218,010	11,891,370	3,729,850

TOTAL EQUITY		67,954,963	41,679,603	28,297,868

TOTAL EQUITY AND LIABILITIES		1,621,722,225	1,309,450,292	914,980,346

The accounting policies and explanatory notes on pages I-15 through I-93 form an integral part of the financial statements.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

Consolidated Statement of Changes in Equity

	Attributable to owners of the parent company							Minority interests	Total
	Share capital (note 40)	Capital reserve (note 41)	Reserves (note 42)	Unrealised gain on available- for-sale investments	Unamortised gain/(loss) on held-to- maturity investments	Retained profits (note 43)	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
1/1/2009	5,661,348	10,333,405	13,263,514	675,327	(145,361)	11,891,203	41,679,436	22,363	41,701,799
Other comprehensive income	—	(5,393)	—	(571,239)	109,092	—	(467,540)	—	(467,540)
Profit for the year	—	—	—	—	—	13,216,581	13,216,581	(1,444)	13,215,137

Total comprehensive income for the year	—	(5,393)	—	(571,239)	109,092	13,216,581	12,749,041	(1,444)	12,747,597
Capital injection by shareholders	904,159	—	—	—	—	—	904,159	—	904,159
Share premium	—	13,922,500	—	—	—	—	13,922,500	—	13,922,500
Increase of minority equity due to the establishment of subsidiaries	—	—	—	—	—	—	—	113,500	113,500
Transfer to reserves (note 42)	—	—	4,325,062	—	—	(4,325,062)	—	—	—
Dividends of 2008 (note 43(a))	2,264,539	—	—	—	—	(3,566,649)	(1,302,110)	—	(1,302,110)

12/31/2009	8,830,046	24,250,512	17,588,576	104,088	(36,269)	17,216,073	67,953,026	134,419	68,087,445

1/1/2008	4,354,883	10,333,397	10,912,145	(1,032,407)	—	3,729,850	28,297,868	—	28,297,868
Other comprehensive income	—	8	—	1,707,734	(145,361)	—	1,562,381	—	1,562,381
Profit for the year	—	—	—	—	—	12,515,968	12,515,968	(137)	12,515,831

Total comprehensive income for the year	—	8	—	1,707,734	(145,361)	12,515,968	14,078,349	(137)	14,078,212
Increase of minority equity due to the establishment of subsidiaries	—	—	—	—	—	—	—	22,500	22,500
Transfer to reserves (note 42)	—	—	2,351,369	—	—	(2,351,369)	—	—	—
Dividends of 2008 (note 43(a))	1,306,465	—	—	—	—	(2,003,246)	(696,781)	—	(696,781)

12/31/2008	5,661,348	10,333,405	13,263,514	675,327	(145,361)	11,891,203	41,679,436	22,363	41,701,799

1/1/2007	4,354,883	10,337,513	8,079,068	225,929	—	1,708,735	24,706,128	—	24,706,128
Other comprehensive income	—	(4,116)	2,594	(1,258,336)	—	8,959	(1,250,899)	—	(1,250,899)
Profit for the year	—	—	—	—	—	5,495,871	5,495,871	—	5,495,871

Total comprehensive income for the year	—	(4,116)	2,594	(1,258,336)	—	5,504,830	4,244,972	—	4,244,972
Transfer to reserves (note 42)	—	—	2,830,483	—	—	(2,830,483)	—	—	—
Dividends of 2006 (note 43(a))	—	—	—	—	—	(653,232)	(653,232)	—	(653,232)

12/31/2007	4,354,883	10,333,397	10,912,145	(1,032,407)	—	3,729,850	28,297,868	—	28,297,868

The accounting policies and explanatory notes on pages I-15 through I-93 form an integral part of the financial statements.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

Consolidated Statement of Cash Flows

	2009	2008	2007
	RMB’000	RMB’000	RMB’000
NET CASH FLOWS GENERATED FROM OPERATING ACTIVITIES
Profit before tax	17,296,024	15,303,455	10,755,397
Adjustment for:
Depreciation and amortisation	1,013,652	883,026	749,612
Amortisation of prepaid rental	5,463	18,557	9,665
Impairment loss on loans and advances	3,052,663	3,471,415	3,516,735
Impairment loss on other assets	129,497	247,053	(42,364)
Interest expense	26,651,656	24,186,964	14,262,545
Interest income	(60,190,044)	(55,721,300)	(38,442,515)
Loss/(gain) on disposal of items of property and equipment	3,135	3,070	(8,902)
Dividend income	(28,945)	(37,022)	(19,708)
Share of net profit from associates	(84,271)	(76,025)	(33,271)
Share of net profit from joint ventures	14,026	22,228	8,847
Unrealised net loss on trading securities	—	—	11,048
Unrealised net (gain)/loss on derivatives	(31,037)	(293,293)	194,014
Gain on disposal of debt investments	(310,216)	(41,609)	(7,101)
Exchange loss from investing and financing activities	(128)	89,365	142,754
Net decrease/(increase) in operating assets:
Restricted deposit from the central bank	(44,750,421)	(13,526,038)	(45,557,065)
Due from banks and other financial institutions	(49,485,518)	(38,872,355)	(2,792,109)
Reverse repurchase agreements	118,414,236	(90,479,642)	(67,205,967)
Precious metals	(213,212)	—	—
Trading securities	—	3,816,224	45,190,902
Accounts receivable	(2,452,030)	(99,376)	—
Loans and advances to customers	(232,035,141)	(148,851,869)	(95,216,844)
Other assets	1,224,086	1,257,616	(4,387,779)

APPENDIX I	FURTHER INFORMATION ON SPD BANK

	2009	2008	2007
	RMB’000	RMB’000	RMB’000
Net increase/(decrease) in operating liabilities:
Due to the central bank	48,000	(10,000)	10,000
Due to banks and other financial institutions	(23,263,798)	166,826,828	34,099,447
Repurchase agreements	(18,417,519)	16,876,291	(579,598)
Due to customers	348,048,760	183,820,688	166,984,394
Financial liabilities at fair value through profit or loss	237,326	—	—
Other liabilities	(11,649,083)	7,883,575	12,705,694

Cash inflow from operating activities	73,227,161	76,697,826	34,347,831

Interest received	60,517,883	52,596,606	36,900,521
Interest paid	(25,596,801)	(19,236,382)	(11,989,229)
Income tax paid	(4,580,364)	(4,233,480)	(3,604,059)

Net cash inflow from operating activities	103,567,879	105,824,570	55,655,064

The accounting policies and explanatory notes on pages I-15 through I-93 form an integral part of the financial statements.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

		2009	2008	2007
	Notes	RMB’000	RMB’000	RMB’000
CASH FLOWS FROM INVESTING ACTIVITIES
Dividends received		28,945	37,022	19,708
Proceeds from disposal of items of property and equipment		41,778	17,889	53,437
Purchase of items of property and equipment		(2,123,399)	(1,725,282)	(1,074,065)
Purchase of items of intangible assets		(1,500)	—	—
Payments for construction in progress		—	(11,611)	(51,392)
Payments for equity investments		—	(400,500)	(383,787)
Purchase of available-for-sale investments		(179,328,775)	(52,804,698)	(88,072,467)
Purchase of held-to-maturity investments		(65,518,560)	(88,560,553)	—
Purchase of loans and receivables investments		(10,583,273)	(876,467)	(22,389,352)
Proceeds from redemption of held- to-maturity investments		39,242,372	52,367,715	—
Proceeds from redemption and disposal of available-for-sale investments		146,339,157	11,807,330	33,609,235

Net cash outflow from investing activities		(71,903,255)	(80,149,155)	(78,288,683)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash received from issuance of bonds		—	8,200,000	6,000,000
Cash received from securitised assets		—	—	4,224,897
Cash received from minority equity investment		14,940,159	22,500	—
Repayments for debt issued		(6,000,000)	(7,000,000)	—
Cash payment for interest on bonds issued		(1,123,658)	(1,096,096)	(661,702)
Dividends paid		(1,296,125)	(723,331)	(626,806)

Net cash (outflow)/inflow from financing activities		6,520,376	(596,927)	8,936,389

APPENDIX I	FURTHER INFORMATION ON SPD BANK

		2009	2008	2007
	Notes	RMB’000	RMB’000	RMB’000
NET INCREASE/ (DECREASE) IN CASH AND CASH EQUIVALENTS		38,185,000	25,078,488	(13,697,230)
Cash and cash equivalents, beginning of year		95,937,415	70,858,927	84,556,157

Cash and cash equivalents, end of year		134,122,415	95,937,415	70,858,927

COMPONENTS OF CASH AND CASH EQUIVALENTS
Cash on hand	15	3,824,630	3,096,080	3,194,399
Non-restricted deposit in the central bank	15	55,598,869	58,560,151	50,810,538
Deposit from banks and other financial institutions		52,994,336	21,276,792	3,584,821
Bank placements with original maturity of less than three months		21,704,580	13,004,392	13,269,169

		134,122,415	95,937,415	70,858,927

The accounting policies and explanatory notes on pages I-15 through I-93 form an integral part of the financial statements.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

Notes to the Financial Statements

1.	CORPORATE INFORMATION

Shanghai Pudong Development Bank Co., Ltd. (the “Company” or the “Bank”) is a joint-stock commercial bank approved by the People’s Bank of China (“PBOC”) via an approval document designated as “Yin Fu [1992] No. 350” on 28 August 1992. The Company’s business license was issued on 19 October 1992 by the Shanghai Municipal Administration of Industry and Commerce. The Company commenced its business on 9 January 1993 and was listed on the Shanghai Stock Exchange on 10 November 1999.

The Company’s original registered capital and paid-in capital are both RMB5,661,348,000. In April 2009, in accordance with the resolution of the shareholders’ meeting in 2008, the Company has distributed 2,264,539,000 shares as stock dividends. After the distribution, the Company’s paid-in capital increased to RMB7,925,887,000, which has been verified by Ernst & Young Hua Ming Certified Public Accountants via verification report EYHM(2009) No.60468058_B01.

On September 18, 2009, upon the approval of the China Securities Regulatory Commission (“CSRC”), who issued approval document [2009] No. 950, the Company was approved to issue additionally no more than 1,137 million A shares non-publicly. The Company eventually issued 904 million A shares with an issue price of RMB 16.59 per share, and raised capital of RMB 15 billion. The non-public offer was accomplished on 28 September 2009, and verified by Ernst & Yong Hua Ming Certified Public Accountants via issued verification report EYHM (2009) No.60468058_B04. The share capital of the Company increased to RMB 8.83 billion.

The Company’s scope of business includes commercial banking business such as RMB and foreign deposits, loans, settlement, inter-bank lending, etc., as approved by the PBOC and the China Banking Regulatory Commission (the “CBRC”).

The Company’s principal place of business is located at No. 12, Zhong Shan Dong Yi Road, Shanghai, the People’s Republic of China (the “PRC”) with its geographical business scope within China and headquarter located in Shanghai.

2.1	BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRSs”). IFRSs comprise standards and interpretations promulgated by the International Accounting Standards Board (“IASB”).

The financial statements have been prepared on a historical cost basis except for derivative financial instruments, financial assets and liabilities at fair value through profit or loss and available-for-sale financial assets that have been measured at fair value. The financial statements are presented in Renminbi (“RMB”), rounded to the nearest thousand except when otherwise indicated.

The Company maintains its books and prepares its statutory financial statements in accordance with the relevant financial regulations and accounting principles applicable to financial institutions and joint-stock limited companies established by the Ministry of Finance of the PRC. Following the Company’s adoption of the “Accounting Standard of Business Enterprises” for Business Enterprises” effective from 1 January 2007 according to the Notice Cai Kuai [2006] No. 3 (“PRC GAAP”) there are no material differences between the accounting policies and basis of preparation under PRC GAAP and the IFRS.

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Consolidated financial statements are prepared using uniform reporting dates and accounting policies. The Company and its subsidiaries are collectively referred to as the “Group”.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Where there is a loss of control in a subsidiary, the consolidated statement of comprehensive income includes the result of that subsidiary for the part of the reporting period during which the Company has control. All intra-group balances, transactions, income and expenses and profits and losses resulting from intra-group transactions are eliminated in full.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company’s subsidiaries.

2.2	IMPACT OF NEW OR REVISED IFRS

For the purpose of this Financial Information, the Group has adopted, at the beginning of the Relevant Periods, all the new and revised IFRSs applicable to the Relevant Periods. As for the purpose of the accountants’ report, based on Auditing Guideline 3.340, the financial information in the report should be stated on the basis of the current accounting policies.

2.3	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The adoption of the Group’s accounting policies requires management to make assumptions and estimates of the effects of uncertain future events on the financial statements. The major assumptions and other uncertain estimates made by management at the end of each reporting period are set out below. Actual results may differ from these assumptions and estimates to certain extents and hence the differences may require significant adjustment to be made on the carrying amounts of assets and liabilities in future accounting years.

Classification of financial assets

Management has to make significant judgement on classification of financial assets. Classification using different measurement methods would influence the financial situation of the Group.

Impairment losses of loans and advances

The Group determines periodically whether there is any objective evidence that an impairment loss on loans and advances has been incurred. If any such evidence exists, the Group assesses the amount of impairment losses. The amount of impairment losses is measured as the difference between the carrying amount and the present value of the estimated future cash flows. Assessing the amount of impairment losses involves significant judgments as to whether objective evidence for impairment exists and requires significant estimations of the present value of the expected future cash flows.

Income tax

Determining income tax provisions requires the Group to make judgments on the tax treatment of certain transactions. The Group carefully evaluates the tax implications of transactions in accordance with the prevailing tax regulations and makes tax provisions accordingly.

Deferred tax assets are only recognised to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilised. This requires significant judgments on the tax treatments of certain transactions and also significant assessment on the probability that adequate future taxable profits will be available for the deferred tax assets to be recovered.

Fair value of financial instruments

If an active market for a financial instrument does not exist, the Group applies valuation techniques to determine the fair value of the financial instrument. These techniques include using prices on arm’s length transactions entered between knowledgeable, willing parties, or reference to the current fair value of similar instruments (if observable), or discounted cash flow analysis and option pricing models. The valuation techniques applied by the Group make the maximum use of market information; when market information is not observable, certain parameters such as credit risk (the Group and the counterparty), volatility and correlations require management’s estimates. Any changes in the basis of these parameters will have an effect on the fair value of financial instruments.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

Impairment loss of assets

The assessment of asset impairment occurs at least annually. It requires the estimation of the distributed value in use of the cash generating units. In assessing value in use, the estimated future cash flows from the cash-generating units need to be estimated and meanwhile, a proper discount rate needs to be selected to calculate the current value of the cash flows.

2.4	IMPACT OF NEW OR REVISED IFRS ISSUED BUT NOT YET EFFECTIVE

The Group has not adopted the following new and revised IFRS, IAS and IFRIC interpretations, which have been issued but are not yet effective.

IFRS 1 (Revised)	First-time Adoption of International Financial Reporting Standards (1)
IFRS 1 Amendments	First-time Adoption of International Financial Reporting Standards-Other Exceptional Situations (2)
IFRS 1 Amendments	Limited Exemption from comparatives IFRS 7 Disclosures for First-time adopters (4)
IFRS 2 Amendments	Group Cash-settled Share-based Payment Transactions (2)
IFRS 3 (Revised)	Business Combination (1)
IFRS 9	Financial Instruments (6)
IAS 24 (Revised)	Related Parties Disclosures (5)
IAS 27 (Revised)	Consolidated and Separate Financial Statements (1)
IAS 32 Amendments	Financial Instruments: Presentation-Classification of Share Right Offering (3)
IAS 39 Amendments	Eligible Hedged Items (1)
IFRIC-Interpretation 14	Amendments Prepayments for Minimum Funding Requirements (5)
IFRIC-Interpretation 17	Distributions of Non-cash Assets to Owners (1)
IFRIC-Interpretation 19	Extinguishing Financial Liabilities with Equity Instruments (4)
Amendments to IFRS 5 included in Improvements to IFRSs issued in October 2008	Amendments to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations—Plan to sell the controlling interest in a in Improvements to Subsidiary 1 (7)

(1)	Effective for annual periods beginning on or after 1 July 2009
(2)	Effective for annual periods beginning on or after 1 January 2010
(3)	Effective for annual periods beginning on or after 1 February 2010
(4)	Effective for annual periods beginning on or after 1 July 2010
(5)	Effective for annual periods beginning on or after 1 January 2011
(6)	Effective for annual periods beginning on or after 1 January 2013
(7)	Included in Improvements to IFRS issued in May 2008

Apart from the above, the International Accounting Standards Board has issued Improvements to IFRSs 2009 which sets out amendments to a number of IFRSs primarily with a view to removing inconsistencies and clarifying wording. The amendments to IFRS 2, IAS 38, IFRIC-Int 9 and IFRIC-Int 16 are effective for annual periods beginning on or after 1 July 2009 while the amendments to IFRS 5, IFRS 8, IAS 1, IAS 7, IAS 17, IAS 36 and IAS 39 are effective for annual periods beginning on or after 1 January 2010 although there are separate transitional provisions for each standard or interpretation.

The Group is currently assessing the impact of initial adoption of these new and revised IFRSs and IFRIC interpretations. Other than as further explained below regarding the impact of IFRS 9, the adoption of these new and revised IFRSs has had no significant financial effect on these financial statements and there have been no significant changes to the accounting policies applied in these financial statements.

IFRS 9 issued in November 2009 is the first part of phase 1 of a comprehensive project to entirely replace IAS 39 Financial Instruments: Recognition and Measurement. This phase focuses on the classification and measurement of financial assets. Instead of classifying financial assets into four categories, an entity shall classify financial assets as subsequently measured at either amortised cost or fair value, on the basis of both the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. This aims to improve and simplify the approach for the classification and measurement of financial assets compared with the requirements of IAS 39. IAS 39 is aimed to be replaced by IFRS 9 in its entirety by the end of 2010.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

2.5	SIGNIFICANT ACCOUNTING POLICIES

Consolidated financial statements

The scope of consolidation of the consolidated financial statements is determined based on control, and includes the financial statements of the Company and its subsidiaries. A subsidiary is an entity that is controlled by the Company.

Consolidated financial statements are prepared using uniform reporting dates and accounting policies. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

For any subsidiaries consolidated by the Group, the portion of the profit or loss and net assets of such a subsidiary attributable to equity interests that are not owned, directly or indirectly by the Group is separately presented as minority interest in the consolidated financial statements.

With respect to subsidiaries acquired through business combinations, the operating results and cash flows of the acquiree shall be included in the consolidated financial statements, from the day that the Company gains control, until the Company ceases the control of it. While preparing the consolidated financial statements, the acquirer should adjust the subsidiary’s financial statements, on the basis of the fair values of the identifiable assets, liabilities and contingent liabilities recognised on the acquisition date.

Subsidiaries

A subsidiary is an entity whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company’s income statement to the extent of dividends received and receivable. The Company’s investments in subsidiaries that are not classified as held for sale in accordance with IFRS5 are stated at cost less any impairment losses.

Associates

An associate is an entity, not being a subsidiary or a jointly-controlled entity, in which the Group has a long-term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group’s interests in associates are stated in the consolidated statement of financial position at the Group’s share of net assets under the equity method of accounting, less any impairment losses. The Group’s share of the post-acquisition results and reserves of associates is included in the consolidated income statement and consolidated reserves, respectively. Unrealised gains and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s interests in the associates, except where unrealised losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of associates is included as part of the Group’s interests in associates and is not individually tested for impairment.

The reporting dates of the associate and the Group are identical and the associate’s accounting policies conform to those used by the Group for transactions and events in similar circumstances.

Jointly-controlled entities

A jointly-controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group’s interests in jointly-controlled entities are stated in the consolidated statement of financial position at the Group’s share of net assets under the equity method of accounting, less any impairment losses. The Group’s share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated income statement and consolidated reserves, respectively. Goodwill arising from the acquisition of jointly-controlled entities is included as part of the Group’s interests in jointly-controlled entities.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

Precious metals

Precious metals held by the group mainly include metals that trade in domestic market. Precious metals are recorded at cost when recognised initially, and then measured at fair value at the end of each reporting period; the fair value gain or loss is recognised in profit/loss.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and the revenue can be measured reliably, on the following basis:

(a)	Interest income is recognised as it accrues (using the effective interest method by applying the rate that exactly discounts estimated future cash receipts through the expected life of a financial instrument to the net carrying amount of the financial asset). Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is thereafter recognised using the interest rate used to discount the future cash flows for the purpose of measuring the impairment loss;

(b)	fee and commission income is recognised when the services have been rendered and the proceeds can be reasonably estimated; and fee and commission income during a certain period is recognised during the period, while the fee and commission income for the specific transaction is recognised when the transaction has been finished. If the income is related to the performance the transaction incurred, the relevant fee and commission income would be recognised once the real contract items have been carried out.

(c)	dividend income is recognised when the shareholders’ rights to receive payment has been established.

Income tax

Income tax comprises current and deferred tax. Income tax relating to items recognised outside profit or loss is recognised outside profit or loss, either in other comprehensive income or directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.

Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•

where the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised, except:

•

where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

APPENDIX I	FURTHER INFORMATION ON SPD BANK

•

in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Conversely, previously unrecognised deferred tax assets are reassessed at the end of each reporting period and are recognised to the extent that it ihas become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Recognition of financial instruments

A financial asset or financial liability is recognised when the Group becomes the party to the financial instrument contract.

Financial assets

The Group classifies its financial assets into four categories: financial assets at fair value through profit or loss; held-to-maturity financial investments; loans and receivables; and available-for-sale financial assets. When financial assets are recognised initially, they are measured at fair value, plus, in the case of financial assets not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial assets.

Financial assets at fair value through profit or loss

The financial assets at fair value through profit and loss are financial assets which are either classified as held for trading or designated by management as fair value through profit or loss upon initial recognition. Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

A financial asset, other than one held-for-trading, may be designated as financial assets at fair value through profit or loss upon initial recognition, if it meets any of the criteria set out below, and is so designated by management:

•

eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring the financial assets or financial liabilities or recognising the gains and losses on them on different basis;

•

applies to a group of financial assets, financial liabilities or both that is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and where information about that group of financial instruments is provided internally on that basis to the key management personnel; or

•	relates to financial instruments containing one or more embedded derivatives that shall be separated from those financial instruments.

After initial recognition, these financial assets are measured at their fair values. All related realised and unrealised gains or losses are recognised in profit or loss.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and a fixed maturity that the Group has the positive intention and ability to hold to maturity. These investments are carried at amortised cost using the effective interest method, less any allowance for impairment in value. Gains and losses are recognised in the profit or loss when the held-to-maturity investments are derecognised or impaired, as well as through the amortisation process.

The Group shall not classify any financial assets as held-to-maturity if the Group has, during the current financial year or during the two preceding financial years, sold or reclassified more than an insignificant amount of held-to-maturity investments before maturity (more than insignificant in relation to the total amount of held-to-maturity investments) other than sales or reclassifications that:

(i)	are so close to maturity or the financial asset’s call date (for example, less than three months before maturity) that changes in the market rate of interest would not have a significant effect on the financial asset’s fair value;

(ii)	occur after the Group has collected substantially all of the financial asset’s original principal through scheduled payments or prepayments; or

(iii)	are attributable to an isolated event that is beyond the Group’s control, is non-recurring and could not have been reasonably anticipated by the entity.

Loan and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and the Group has no intention of trading the assets immediately or in the near term. Loans and receivables are measured at amortised cost using the effective interest method, less provision for impairment in value. Gains and losses are recognised in the profit or loss when loans and receivables are derecognised or impaired, as well as through the amortisation process.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. After initial recognition, available-for-sale financial assets are measured at fair value. Premiums and discounts on available-for-sale financial assets are amortised using the effective interest method and are taken to the income statement as interest income. Changes in fair value of available-for-sale financial assets are recognised as a separate component of equity until the financial asset is derecognised or until the financial asset is determined to be impaired at which time the cumulative gains or losses previously reported in equity are recognised in profit or loss.

If, as the result of a change in intention or ability or in the rare circumstance that a reliable measure of fair value is no longer available or because the “two preceding financial years” referred to note “Held-to-maturity investments” have passed, it becomes appropriate to carry a financial asset or financial liability at amortised cost rather than at fair value, the fair value carrying amount of the financial asset or the financial liability on that date becomes its new amortised cost, as applicable.

In the case of a financial asset with a fixed maturity, the gain or loss shall be amortised to profit or loss over the remaining life of the financial asset using the effective interest rate method. Any difference between the new amortised cost and maturity amount shall also be amortised to the profit or loss over the remaining life of the financial asset using the effective interest rate method.

In the case of a financial asset that does not have a fixed maturity, the gain or loss shall remain in equity until the financial asset is sold or otherwise disposed of, when it shall be recognised in the profit or loss.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised when:

•	the rights to receive cash flows from the assets have expired;

•	the Group retains the right to receive cash flows from the assets, but has assumed an obligation to pay them in full without material delay to a third party under a “pass-through” arrangement; or

•

the Group has transferred its rights to receive cash flows from the asset and either (i) has transferred substantially all the risks and rewards of ownership of the financial asset; or (ii) has neither transferred nor retained substantially all the risks and rewards of ownership of the financial asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group’s continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Asset-backed security (“ABS”)

As a part of the Group’s business, certain financial assets are securitised by selling them to a special purpose vehicle, which then issues asset-backed securities to investors. Some or all of these financial assets transferred may meet the derecognition criteria, as separately stated in the respective derecognition of financial assets accounting policy. The asset-backed securities retained by the Group mainly related to subordinated classes, with gain/loss arising being recognised in profit or loss. The gain/loss arising from the asset-backed securities is the difference between the carrying value of the asset derecognised and the asset retained and the fair value at the date of derecognition.

Fair value measurement

For investments and derivatives quoted in an active market, fair value is determined by reference to quoted market prices. Bid prices are used for assets and offer prices are used for liabilities. The estimated fair value of deposits with no stated maturity, which includes non-interest bearing deposits, is the amount payable on demand.

The fair value of forward exchange contracts is calculated by reference to forward exchange rates with similar maturities.

For unquoted financial instruments, fair value is normally based on the expected cash flows discounted at current rates applicable for items with similar terms and risk characteristics. The fair value of unquoted derivatives is determined either by discounted cash flows or internal pricing models. Investments in equity investments that do not have a quoted market price in an active market and whose fair value can not be reliably measured are measured at cost less provision for impairment loss.

Impairment of financial assets

An assessment is made at the end of each reporting period to determine whether there is objective evidence of impairment of financial assets as a result of one or more events that occur after the initial recognition of those assets (“loss event”) and whether the loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Financial assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. In case that a floating rate prevails, the future cash flows shall be discounted at the current actual rate according to the terms of the contract. The carrying amount of the asset is reduced through the use of an impairment provision account and the amount of the loss is recognised in the income statement.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

Future cash flows of a group of financial assets that are collectively evaluated for impairment are estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the impact of current conditions that did not affect the period on which the historical loss experience is based and to eliminate the impact of historical conditions that do not exist currently. The methodology and assumptions used for estimating future cash flows are reviewed regularly by the Group.

If, in a subsequent period, the amount of an impairment loss decreases and the decrease can be attributed objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the assets does not exceed its amortised cost at the reversal date.

When a loan and receivable is uncollectible, it is written off against the related provision for impairment losses. Such loans and receivables are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of the amounts previously written off decrease the amount of the provision for loan impairment and credit into profit or loss.

Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal repayment and amortisation) and its current fair value, less any impairment loss previously recognised in comprehensive income, is transferred from equity to profit or loss.

Reversals in respect of equity instruments classified as available-for-sale are not recognised in the income statement. Reversals of impairment losses on debt instruments classified as available-for-sale are reversed through the income statement, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment losses was recognised in the income statement.

Financial assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured has been incurred, the amount of impairment loss is measured as the difference between the carrying amount of that financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

Derivative instruments

Derivative instruments include currency forward contracts, cross-currency interest rate swaps, interest rate swaps and currency options. The derivative instruments are initially measured based on the fair value exists on the contract date and subsequently carried at fair value. A derivative instrument is carried as an asset when fair value is positive and as a liability when fair value is negative.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the hybrid instrument is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with the changes in fair value recognised in profit or loss.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to profit or loss.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments, or otherwise an internal pricing model such as the discounted cash flow method.

Certain derivative transactions, while providing effective economic hedges under the Group’s risk management positions, do not qualify for hedge accounting under the specific rules in IAS 39 and are therefore treated as derivatives held for trading with fair value gains or losses recognised in profit or loss.

Reverse repurchase and repurchase transactions

Assets sold under agreements to repurchase at a specified future date (“repos”) are not derecognised from the statement of financial position. The corresponding cash received, including accrued interest, is recognised on the statement of financial position as a “repurchase agreement”, reflecting its economic substance as a loan to the Group. The difference between the sale and repurchase prices is treated as an interest expense and is accrued over the life of the agreement using the effective interest method.

Conversely, assets purchased under agreements to resell at a specified future date (“reverse repos”) are not recognised on the statement of financial position. The corresponding cash paid, including accrued interest, is recognised on the statement of financial position as a “reverse repurchase agreement”. The difference between the purchase and resale prices is treated as an interest income and is accrued over the life of the agreement using the effective interest method.

Financial liabilities

Financial liabilities are classified as either financial liabilities at fair value through profit or loss or deposits, debts issued or other financial liabilities.

Financial liabilities at fair value through profit or loss

The Group classifies financial liabilities at fair value through profit or loss either as financial liabilities held-for-trading or, as financial liabilities at fair value through profit or loss upon initial recognition based on the criteria stated in the note relating to financial assets designated as fair value through profit or loss upon initial recognition. Gains and losses from changes in fair value are recognised in profit or loss.

Deposits and other financial liabilities

Deposits other than those designated as trading liabilities or at fair value through profit or loss and other financial liabilities are carried at amortised cost.

Derecognition of financial liabilities

A financial liability is derecognised from the statement of financial position when the obligation specified in the contract is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in profit or loss.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

Debt issued

Debt issued is initially measured at fair value less any directly attributable transaction cost. Subsequent measurement is at amortised cost, using the effective interest rate method.

Offsetting

Assets and liabilities are offset only when the Group has a legal right to offset amounts with the same counterparty and transactions are expected to be settled on a net basis.

Earnings per share

Basic earnings per share is calculated by dividing the net profit for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

The calculation of diluted earnings per share amounts is based on the profit for the year attributable to ordinary equity holders of the Group, adjusted to reflect the interest on the convertible bonds, where applicable. The weighted average number of ordinary shares used in the calculation is the number of ordinary shares in issue during the year, as used in the basic earnings per share calculation, and the weighted average number of ordinary shares assumed to have been issued at no consideration on the deemed exercise or conversion of all dilutive potential ordinary shares into ordinary shares.

Operating leases

Leases where substantially all the risks and rewards associated with the ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, the assets leased by the Group under the operating leases are included in non-current assets, and rentals receivable under the operating leases are credited to profit or loss on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases are charged to profit or loss on a straight-line basis over the lease terms.

Prepaid lease rental

Prepaid lease rental represents the cost of land use rights less accumulated amortisation and impairment losses. The cost of land use rights is amortised using straight-line basis over the period of the leases. When the prepaid land lease payments cannot be allocated reliably between land and building elements, the entire lease payments are included in the cost of the properties and buildings as finance leases in property and equipment.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment loss. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditure incurred after the asset has been put into operation, such as repair and maintenance, is normally charged to profit or loss in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised as an additional cost of the asset.

When there is evidence that the carrying amount of the Group’s property and equipment is impaired, the Group is required to assess whether the carrying amount of the impaired asset is higher than its recoverable amount. If the carrying amount exceeds the recoverable amount, provision for impairment will be made for the asset.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

Depreciation is provided to write off the costs of property and equipment less residual value on a straight-line basis over their estimated useful lives at the following rates per annum:

Buildings	3.17–3.23%
Motor vehicles	19.0%–19.4%
Computers and software	19.0%–32.33%
Electronic appliances & office equipment	19.0%–9.4%
Leasehold improvements	Shorter of the economic applicable
period and rental period

If the main components of some property and equipment have different tenures of use, the costs are divided in different components on reasonable basis. The depreciation of every component is accrued separately.

An item of property and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising from derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss for the year the asset is derecognised.

Construction in progress

Construction in progress includes office premises, furniture and fixtures and is stated at cost less impairment but not depreciated. Construction in progress comprises direct costs of construction during the period of construction. Construction in progress is reclassified to the appropriate category of property and equipment when completed and ready for use.

Intangible assets

Intangible assets are stated at cost less accumulated amortisation. Intangible assets are amortised, using the straight-line basis, over the effective useful lives of the rights.

The useful lives and amortisation methods of intangible assets are reviewed at the end of each reporting period by the Group’s management. If there is evidence that an intangible asset is impaired, the Group will assess the amount of impairment loss accordingly.

Settled assets

Settled assets are carried at the lower of the carrying amount of the loans and advances and interest receivables (or reduced by the compensation received as well as other measurable receipts) being settled, and fair value of the related repossessed assets less costs to sell. In addition, related provision for credit losses are transferred to the provision for impairment losses of settled assets. At the end of each reporting period, the Group’s management assesses the recoverability of the settled assets. A provision should be made to write down the settled assets to the fair value less carrying amount.

Foreign currency translation

The Group’s functional and presentation currency is RMB. The Group maintains separate financial records for assets and liabilities and transactions denominated in foreign currencies. Transactions in foreign currencies are translated into RMB using the average market exchange rate of the year. At the end of each reporting period, monetary items denominated in foreign currencies are translated to RMB at the rate of exchange ruling at the end of each reporting period. All exchange differences are charged to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated into RMB using the exchange rates at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated into RMB using the exchange rates at the date when the fair value was determined. Exchange differences arising from the latter are recognised either directly in equity or in profit or loss according to the accounting treatment of the fair value changes.

For a monetary available-for-sale financial asset, exchange differences resulting from changes in its amortised cost are recognised in profit or loss and other changes in carrying amount are recognised directly in equity.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

The exchange difference on foreign currency non-monetary items that is recognised directly in equity includes the related foreign exchange component. For non-monetary items which are measured at fair values and the changes in fair values are recognised in profit or loss, the exchange differences are recognised in profit or loss. The exchange differences on non-monetary items such as available-for-sale equity investments are recognised directly in equity.

Financial guarantee contracts

The Group issues letters of credit, letters of guarantee and bill acceptances. These financial guarantee contracts require the Group to make specified payments to reimburse the holder for a loss it incurs when a guaranteed party defaults under the original or modified terms of a contract.

Financial guarantee contracts are treated as financial liabilities and are initially measured at fair value plus any transaction costs that are directly attributable to the purchase or issuance of such contracts. Financial guarantee contracts stated at fair value are amortised over the period of the contract on a time proportion basis and recognised as fee and commission income.

At subsequent date, the financial guarantee contracts are measured at the higher of :(i) the amount determined in accordance with IAS37 Provisions, Contingent Liabilities and Contingent Assets, and (ii) the amount initially recognised less, when appropriate, cumulative amortisation in accordance with IAS18 Revenue.

Fiduciary activities

Where the Group acts in a fiduciary capacity such as nominee, trustee or agent, assets arising thereon together with related undertakings to return such assets to customers are excluded from the statement of financial position.

The Group grants entrusted loans on behalf of third-party lenders, which are recorded off statement of financial position. The Group, as an agent, grants such entrusted loans to borrowers under the direction of those third-party lenders who fund these loans. The Group has been contracted by those third-party lenders to manage the administration and collection of these loans on their behalf. Those third-party lenders determine both the underwriting criteria for and the terms of all entrusted loans including their purposes, amounts, interest rates, and repayment schedules. The Group charges a commission related to its activities in connection with entrusted loans which are recognised ratably over the period in which the service is provided. The risk of loss is borne by those third-party lenders.

Cash and cash equivalents

Cash and cash equivalents represent cash, non-restricted deposits in the central bank, deposits from banks and other financial institutions, and inter-bank placements with original maturity of less than three months and highly liquid short-term investments with original maturity of less than three months which are readily convertible to known amounts of cash and is subject to an insignificant risk of change in value.

Related parties

A party is considered to be related to the Group if:

(a)	the party directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b)	the party is an associate of the Group;

(c)	the party is a joint venture in which the Group is a venturer;

(d)	the party is a member of the key management personnel of the Group or its parent;

(e)	the party is a close member of the family of any individual referred to in (a) or (d);

APPENDIX I	FURTHER INFORMATION ON SPD BANK

(f)	the party is an entity that is controlled, joint venture or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e); or

(g)	the party is a post-employment benefit plan for the benefit of the employees of the Group, or of any entity that is a related party of the Group.

Employee benefits

(a)	Short term employee benefits

Staff salaries, social security welfare and other short term employee benefits are recognised as expense for periods in which services are rendered by the employees of the Group.

(b)	Statutory retirement benefit

According to the statutory retirements in the PRC, the Group is required to provide certain staff retirement benefits and pensions. The Group is obliged to contribute a fixed percentage of staff salaries to the employee benefit and retirement welfare scheme, as governed by the Labor Department of the Municipal People’s government. All contributions are recognised as expense when incurred.

(c)	Supplemental retirement benefit

The Group participates in a corporate pension fund scheme managed by an insurance group. The Group pays a fixed contribution to the corporate pension fund under the arrangement of the scheme. The Group does not have a legal or constructive obligation to pay further amounts in respect of the employee benefits relating to the services in the current and prior periods. All contributions are recognised as expense when incurred.

Provisions

The Group recognises a provision if all the following criteria have been met:

•	the Group has a present legal or constructive obligation as a result of a past event;

•	it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations; and

•	the amount of the obligation can be reliably estimated.

Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events but is not recognised because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

A contingent liability is not recognised in the financial statements. It is disclosed in the notes to the financial statements. If the situation changes and the possibility of the outflow of resources embodying economic benefits become probable, a relevant liability is recognised in the statement of financial position.

Dividend on ordinary shares

Dividends on ordinary shares are recognised as a liability and deducted from equity when they are approved by the Group’s shareholders. Interim dividends are deducted from the equity when they are declared and no longer at the discretion of the Group.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

Dividends for the year that are approved after the end of each reporting period are disclosed as an event after the end of each reporting period.

3.	THE SCOPE OF THE CONSOLIDATED FINANCIAL STATEMENTS

The information of the subsidiary companies is as follows:

Name of subsidiary	Nature of business	Registered capital	Amount of investment	% Equity interest		% Voting interest	Remarks
				Direct	Indirect
Mianzhu Pufa Rural Bank Co., Ltd	Commercial bank	50million	27.5million	55%	—	55%	note
Liyang Pufa Rural Bank Co., Ltd	Commercial bank	50million	25.5million	51%	—	51%	note
Gongyi Pufa Rural Bank Co., Ltd	Commercial bank	50million	25.5million	51%	—	51%	note
Fengxian Pufa Rural Bank Co., Ltd	Commercial bank	50million	34.5million	69%	—	69%	note
Zixing Pufa Rural Bank Co., Ltd	Commercial bank	50million	25.5million	51%	—	51%	note
Banan Chongqing Pufa Rural Bank Co., Ltd	Commercial bank	50million	25.5million	51%	—	51%	note

Note:	All the subsidiary companies are acquired through initial establishment, and are all contained in the consolidated financial statements.

4.	SEGMENT REPORTING

The Group’s principal business activities are commercial lending and public deposits taking. The Group’s main source of funding for its consumer and corporate lending business is from customer deposits. The Group operates in Mainland China and the segment report is presented according to the organisation structure, regulatory requirements and internal reporting regulations and is determined based on the geographical locations Shanghai, Zhejiang Province, Beijing, Jiangsu Province, Guangdong Province and others.

The Group analyses the geographical segments of interest income, interest expense, depreciation and amortisation, operating income, assets, liabilities, loans and advances, customer deposits and capital expenditure.

The geographical segment report is presented based on segments adopted in the management reporting.

There was no single customer who contributed 10% or more of the Group’s total revenue during the year in 2007, 2008 and 2009.

	Year ended 31 December 2009
	Revenue		Interest income - External		Interest income - Internal		Total interest income		Interest expense
	RMB’000%		RMB’000%		RMB’000%		RMB’000%		RMB’000%
Shanghai	58,192,621	158	11,093,536	18	51,448,593	60	62,542,129	104	57,112,734	214
Beijing	7,197,474	19	4,462,159	7	5,340,985	6	9,803,144	16	8,034,677	30
Zhejiang Province	10,736,571	29	9,234,405	15	4,704,117	6	13,938,522	23	8,340,243	31
Jiangsu Province	10,120,704	27	6,063,387	10	6,073,321	7	12,136,708	20	8,316,388	31
Guangdong Province	4,716,547	13	4,849,331	8	2,470,162	3	7,319,493	12	5,259,725	20
Others	31,100,249	85	24,487,226	42	15,108,167	18	39,595,393	66	24,733,234	93
Elimination	(85,145,345)	(231)	—	—	(85,145,345)	(100)	(85,145,345)	(141)	(85,145,345)	(319)

	36,918,821	100	60,190,044	100	—	—	60,190,044	100	26,651,656	100

APPENDIX I	FURTHER INFORMATION ON SPD BANK

	Year ended 31 December 2009
	Fee and commission income		Fee and commission expense		Net trading income		Other net income		Depreciation and amortisation
	RMB’000%		RMB’000%		RMB’000%		RMB’000%		RMB’000%
Shanghai	748,844	28	253,963	49	12,416	100	807,335	70	419,519	41
Beijing	123,497	5	56,918	11	—	—	21,443	2	34,926	3
Zhejiang Province	365,855	13	26,004	5	—	—	94,326	8	99,092	10
Jiangsu Province	207,821	8	23,477	5	—	—	42,719	4	66,713	7
Guangdong Province	208,094	8	51,039	10	—	—	29,562	3	61,369	6
Others	1,066,308	38	102,052	20	—	—	165,666	13	332,033	33

	2,720,419	100	513,453	100	12,416	100	1,161,051	100	1,013,652	100

	Year ended 31 December 2008
	Revenue		Interest income - External		Interest income - Internal		Total interest income		Interest expense
	RMB’000%		RMB’000%		RMB’000%		RMB’000%		RMB’000%
Shanghai	23,708,497	69	16,760,509	30	15,244,100	50	32,004,609	57	24,796,003	103
Beijing	7,529,317	22	2,952,616	5	5,533,399	18	8,486,015	15	6,608,141	27
Zhejiang Province	7,662,738	22	8,402,198	15	2,178,106	7	10,580,304	19	5,502,685	23
Jiangsu Province	5,510,599	16	5,023,687	9	2,159,587	7	7,183,274	13	4,036,587	17
Guangdong	3,750,407	11	2,750,006	5	1,767,850	6	4,517,856	8	2,692,347	11
Province Others	16,792,246	48	19,832,284	36	3,552,123	12	23,384,407	42	10,986,366	45
Elimination	(30,435,165)	(88)	—	—	(30,435,165)	(100)	(30,435,165)	(54)	(30,435,165)	(126)

	34,518,639	100	55,721,300	100	—	—	55,721,300	100	24,186,964	100

	Year ended 31 December 2008
	Fee and commission income		Fee and commission expense		Net trading income		Other net income		Depreciation and amortisation
	RMB’000%		RMB’000%		RMB’000%		RMB’000%		RMB’000%
Shanghai	692,146	30	251,084	46	297,325	100	517,404	58	417,360	47
Beijing	134,249	6	36,804	7	—	—	20,599	2	35,913	4
Zhejiang Province	339,577	15	30,467	6	—	—	97,903	11	75,462	9
Jiangsu Province	173,350	7	29,446	5	—	—	60,421	7	58,415	7
Guangdong Province	176,273	8	45,733	8	—	—	26,508	3	48,594	5
Others	819,360	34	146,872	28	—	—	169,594	19	247,282	28

	2,334,955	100	540,406	100	297,325	100	892,429	100	883,026	100

	Year ended 31 December 2007
	Revenue		Interest income - External		Interest income - Internal		Total interest income		Interest expense
	RMB’000%		RMB’000%		RMB’000%		RMB’000%		RMB’000%
Shanghai	17,618,602	68	10,398,933	27	11,226,027	61	21,624,960	56	15,736,606	110
Beijing	3,876,228	15	2,107,793	5	2,227,315	12	4,335,108	11	2,797,972	20
Zhejiang Province	5,566,188	22	6,243,966	16	1,308,927	7	7,552,893	20	3,583,609	25
Jiangsu Province	4,079,645	16	3,777,863	10	1,368,757	7	5,146,620	13	2,603,111	18
Guangdong Province	2,257,309	9	1,940,746	5	797,321	4	2,738,067	7	1,383,810	10
Others	10,967,082	42	13,973,214	37	1,569,515	9	15,542,729	41	6,655,299	47
Elimination	(18,497,862)	(72)	—	—	(18,497,862)	(100)	(18,497,862)	(48)	(18,497,862)	(130)

	25,867,192	100	38,442,515	100	—	—	38,442,515	100	14,262,545	100

APPENDIX I	FURTHER INFORMATION ON SPD BANK

	Year ended 31 December 2007
	Fee and commission income		Fee and commission expense		Net trading income		Other net income		Depreciation and amortisation
	RMB’000%		RMB’000%		RMB’000%		RMB’000%		RMB’000%
Shanghai	403,408	25	206,225	44	(209,837)	99	516,875	67	378,868	51
Beijing	134,518	9	34,703	7	—	—	11,962	2	31,295	4
Zhejiang Province	227,398	14	24,548	5	—	—	85,127	11	64,291	9
Jiangsu Province	150,057	9	24,008	5	—	—	41,330	5	51,012	7
Guangdong Province	131,145	8	39,057	8	—	—	13,643	2	39,883	5
Others	557,045	35	145,591	31	(3,026)	1	101,709	13	184,263	24

	1,603,571	100	474,132	100	(212,863)	100	770,646	100	749,612	100

	Total assets		31 December 2009				Customer deposits		Year ended 31 December 2009
			Total liabilities		Loans and advances				Capital expenditure
	RMB’000%		RMB’000%		RMB’000%		RMB’000%		RMB’000%
Shanghai	627,618,655	39	574,951,669	37	133,536,350	14	237,031,347	18	448,762	21
Beijing	58,230,908	4	57,383,813	4	46,954,159	5	92,159,987	7	40,264	2
Zhejiang Province	169,773,469	10	166,551,016	11	155,426,138	17	170,873,313	13	234,455	11
Jiangsu Province	109,625,476	7	107,725,687	7	101,759,926	11	132,191,533	10	175,422	8
Guangdong Province	88,683,164	5	87,536,971	6	57,084,642	6	91,562,021	7	131,352	6
Others	568,786,288	35	560,481,359	35	434,093,536	47	571,524,141	45	1,108,563	52

	1,622,717,960	100	1,554,630,515	100	928,854,751	100	1,295,342,342	100	2,138,818	100

	Total assets		31 December 2008				Customer deposits		Year ended 31 December 2008
			Total liabilities		Loans and advances				Capital expenditure
	RMB’000%		RMB’000%		RMB’000%		RMB’000%		RMB’000%
Shanghai	552,133,326	42	524,206,253	41	115,632,997	17	184,794,704	20	332,662	19
Beijing	48,413,724	4	47,202,290	4	40,436,711	6	84,547,323	9	37,279	2
Zhejiang Province	126,600,352	10	123,296,051	10	116,582,601	17	133,118,852	14	165,504	9
Jiangsu Province	81,571,174	6	79,729,226	6	73,114,654	10	96,150,027	10	136,330	8
Guangdong Province	48,597,480	4	48,096,950	4	43,973,116	6	66,735,015	7	87,921	5
Others	452,109,386	34	445,192,873	35	307,824,591	44	381,947,660	40	982,951	57

	1,309,425,442	100	1,267,723,643	100	697,564,670	100	947,293,581	100	1,742,647	100

	Total assets		31 December 2007				Customer deposits		Year ended 31 December 2007
			Total liabilities		Loans and advances				Capital expenditure
	RMB’000%		RMB’000%		RMB’000%		RMB’000%		RMB’000%
Shanghai	395,887,499	43	379,798,469	43	97,587,865	18	165,859,061	22	323,146	28
Beijing	50,244,811	6	49,046,493	6	38,499,708	7	70,898,205	9	36,074	3
Zhejiang Province	109,082,893	12	105,990,155	12	98,993,931	18	112,985,036	15	112,768	10
Jiangsu Province	65,114,174	7	63,190,113	7	60,193,830	11	76,985,007	10	53,274	5
Guangdong Province	39,390,968	4	39,755,747	4	34,791,600	6	50,519,609	7	37,681	4
Others	255,260,001	28	248,901,501	28	220,921,444	40	286,225,975	37	562,514	50

	914,980,346	100	886,682,478	100	550,988,378	100	763,472,893	100	1,125,457	100

APPENDIX I	FURTHER INFORMATION ON SPD BANK

5.	NET INTEREST INCOME

	2009	2008	2007
	RMB’000	RMB’000	RMB’000
Interest income:
Interest earned on loans and advances	46,442,076	44,258,163	31,209,799
Interest income on impaired loans (note 21(c))	254,190	228,467	230,249
Interest earned on due from the central bank	2,399,561	2,483,390	1,501,455
Interest earned on deposits and placements to banks and other financial institutions	3,286,485	1,177,466	1,750,860
Interest earned on reverse repurchase agreements	1,944,801	2,507,532	591,299
Interest income from debt investments	4,912,778	5,029,800	2,647,900
Amortisation of premium on debt investments	950,153	36,482	506,802
Other interest income	—	—	4,151

	60,190,044	55,721,300	38,442,515

Interest expense:
Customer deposits	19,370,458	19,034,602	11,467,489
Interest expense on due to the central bank	241	48	1,424
Amounts due to banks and borrowings from other financial institutions	6,039,011	3,688,061	1,750,767
Interest expense on repurchase agreements	334,342	422,911	336,423
Debt issued	907,604	1,041,342	706,442

	26,651,656	24,186,964	14,262,545

Net interest income	33,538,388	31,534,336	24,179,970

6.	FEE AND COMMISSION INCOME

	2009	2008	2007
	RMB’000	RMB’000	RMB’000
Guarantee and commitment fees	596,125	480,840	117,976
Clearing and settlement fees	208,040	192,793	361,799
Agency brokerage fees	197,698	150,655	192,574
Bank card related income	524,414	438,354	247,713
Consultation and financial advisory fees	597,045	483,013	183,300
Loan related fees	168,924	175,915	66,648
Fund related fees	212,224	242,894	328,029
Entrusted loan commission	47,291	44,501	40,771
Trust	10,426	10,750	—
Others	158,232	115,240	64,761

	2,720,419	2,334,955	1,603,571

APPENDIX I	FURTHER INFORMATION ON SPD BANK

7.	NET TRADING INCOME

	2009	2008	2007
	RMB’000	RMB’000	RMB’000
Precious metals	(359)	—	—
Net gain/(loss) on financial liabilities/trading financial assets at fair value through profit/(loss)	(18,262)	4,032	(18,849)
Net gain/(loss) on derivative instruments	31,037	293,293	(194,014)

	12,416	297,325	(212,863)

8.	NET OTHER INCOME

	2009	2008	2007
	RMB’000	RMB’000	RMB’000
Net foreign exchange gains	430,627	456,800	529,641
Net gain/(loss) on disposal of disposal of bond investments	310,216	41,609	7,101
Net gain/(loss) on disposal of items of property and equipment	(3,135)	(3,070)	8,902
Income from leasing of properties	72,581	60,386	71,362
Net gain/(loss) on disposal of settled assets	131,033	(1,626)	(9,118)
Dividends from financial investments (note 1)	28,945	37,022	19,708
Gain on gold trading	3,710	27,313	—
Other income	187,074	273,995	143,050

	1,161,051	892,429	770,646

Note 1: Dividends from financial investments are all from shares of unlisted companies.

9.	IMPAIRMENT PROVISION ON LOANS AND ADVANCES

	2009	2008	2007
	RMB’000	RMB’000	RMB’000
Corporate loans	2,252,103	3,139,296	3,173,623
Consumer loans	17,861	(9,910)	10,085
Mortgage loans	629,254	219,825	298,773
Others	153,445	122,204	34,254

Total (note 21(c))	3,052,663	3,471,415	3,516,735

10.	PERSONNEL EXPENSES

	2009	2008	2007
	RMB’000	RMB’000	RMB’000
Salaries and bonuses	6,670,194	7,169,422	5,018,798
Insurance and social security contributions	574,567	424,491	311,784
Retirement benefit plan	459,888	282,128	204,956
Other personnel expenses	202,215	197,052	224,533

	7,906,864	8,073,093	5,760,071

APPENDIX I	FURTHER INFORMATION ON SPD BANK

11.	GENERAL AND ADMINISTRATIVE EXPENSES

	2009	2008	2007
	RMB’000	RMB’000	RMB’000
Lease rental	810,196	657,466	477,664
Cash consignment fees	169,285	134,285	100,595
Property and equipment maintenance	71,386	71,010	66,318
Computer equipment maintenance	242,333	257,915	194,366
Telecommunication and postage	187,985	182,462	180,527
Administration	732,629	805,512	848,987
Entertainment	1,582,742	1,089,662	616,815
Traveling	101,101	111,664	168,896
Professional services fees	100,722	92,363	108,737
Low value consumables	53,640	47,891	40,390
Tax	137,435	101,888	87,165
Donations	14,589	26,711	9,271
CBRC supervision fees	163,209	126,642	111,776
Amortisation of intangible assets (note 30)	149	78	1,772
Other expenses	397,303	276,293	286,439

	4,764,704	3,981,842	3,299,718

	2009	2008	2007
	RMB’000	RMB’000	RMB’000
Including:
Auditors’ remuneration—Financial audit fees	3,500	6,000	4,500

12.	IMPAIRMENT PROVISIONS ON OTHER ASSETS

	2009	2008	2007
	RMB’000	RMB’000	RMB’000
Impairment provisions on other assets:
Other receivables	101,288	157,969	9,512
Available-for-sale investments	464	85,293	—
Settled assets	27,745	3,791	(51,876)

	129,497	247,053	(42,364)

APPENDIX I	FURTHER INFORMATION ON SPD BANK

13.	INCOME TAX

The components of the Group’s income tax expense were as follows:

	2009	2008	2007
	RMB’000	RMB’000	RMB’000
Income statement
Income tax expense:
Charge for the year	4,226,493	4,094,120	6,508,504
Adjustment of income tax in prior years	20,244	(891,703)	(280,051)
Deferred tax (note 31)	(165,850)	(414,793)	(968,927)

	4,080,887	2,787,624	5,259,526

Statement of changes in equity
Deferred tax related to items recognised directly in equity:
Deferred tax on changes in fair value of available-for-sale investments (note 31)	190,567	(569,245)	455,414
Amortisation on the unrealised gain/loss on held-to-maturity investments (note 31)	(36,364)	48,454	—

The differences between income tax expense reflected in the financial statements and the amounts calculated at the statutory tax rate of 25% (2008:25%; 2007:33%) were as follows:

Profit before tax	17,296,024	15,303,455	10,755,397

Income tax at statutory tax rate	4,324,006	3,825,864	3,549,281
Increase/(decrease) resulting from:
Reversal of over-provision in prior years	20,244	(891,703)	(280,051)
Non-deductible expenses	112,883	109,390	1,204,671
Non-assessable income	(378,228)	(256,003)	(277,048)
Influence of changes in statutory tax rate	—	—	1,062,673
Unrealised tax loss	2,058	76	—
Deductible loss from previous years	(76)	—	—

	4,080,887	2,787,624	5,259,526

14.	EARNINGS PER SHARE

	2009	2008	2007
	RMB’000	RMB’000	RMB’000
Earnings per share calculation:
Net profit for the year (RMB’000)	13,216,581	12,515,968	5,495,871
Weighted average number of common shares outstanding (Unit’000) (note 1)	8,151,926	7,925,887	7,965,030
Basic and diluted earnings per share (RMB)	1.62	1.58	0.69

Note 1:	The Company distributed a dividend in April 2009 and issued new A shares non-publicly in September 2009. The earnings per share have been recalculated based on the adjusted number of shares.

The Group has no potential diluted ordinary shares at the year end of 2008 and 2009 respectively.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

15.	CASH AND BALANCES WITH THE CENTRAL BANK

The Group

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Cash on hand	3,824,630	3,096,080	3,194,399
Non-restricted deposits in the central bank	55,598,869	58,560,151	50,810,538
Mandatory reserve deposits	145,513,230	100,833,092	87,226,869
Fiscal deposits	182,218	111,935	192,120

	205,118,947	162,601,258	141,423,926

The Company

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Cash on hand	3,813,245	3,095,219	3,194,399
Non-restricted deposits in the central bank	55,551,284	58,560,151	50,810,538
Mandatory reserve deposits	145,349,334	100,833,092	87,226,869
Fiscal deposits	182,218	111,935	192,120

	204,896,082	162,600,398	141,423,926

The Group and the Company placed mandatory reserve deposits with the PBOC. The statutory deposit reserve rate was 13.5% as at 31 December 2009 (31 December 2008: 13.5%; 31 December 2007: 14.5%) on customer deposits denominated in RMB and 5% (31 December 2008: 5%; 31 December 2007: 5%) of customer deposits denominated in foreign currency.

Fiscal deposits represent the requisite deposits to place with the central bank which followed from the Ministry of Finance and related regulations. Fiscal deposits are not available for use in the Group and the Company’s daily operations.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

16.	DUE FROM BANKS AND OTHER FINANCIAL INSTITUTIONS

The Group

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Due from banks:
Domestic banks	140,480,030	50,867,460	2,207,211
Foreign banks	3,074,086	3,261,845	1,603,631

	143,554,116	54,129,305	3,810,842

Inter-bank placements:
Domestic banks	19,609,141	13,221,548	8,868,186
Domestic non-banking financial institutions	909,000	224,908	304,908
Foreign banks	3,604,206	10,348,589	8,685,365

	24,122,347	23,795,045	17,858,459
Impairment provision	—	(151,136)	(195,636)

Net inter-bank placements	24,122,347	23,643,909	17,662,823

Total	167,676,463	77,773,214	21,473,665

The Company

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Due from banks:
Domestic banks	140,419,292	50,866,310	2,207,211
Foreign banks	3,074,086	3,261,845	1,603,631

	143,493,378	54,128,154	3,810,842

Inter-bank placements:
Domestic banks	19,609,141	13,221,548	8,868,186
Domestic non-banking financial institutions	909,000	224,908	304,908
Foreign banks	3,604,206	10,348,589	8,685,365

	24,122,347	23,795,045	17,858,459
Impairment provision	—	(151,136)	(195,636)

Net inter-bank placements	24,122,347	23,643,909	17,662,823

Total	167,615,725	77,772,063	21,473,665

The component of due from banks and other financial institutions comprises no structured deposits with embedded derivative instruments.

For the Group, the balances of deposits with banks and placements with original maturity of less than three months are RMB52,994,336,000 and RMB21,704,580,000 respectively, (31 December 2008: RMB21,276,792,000 and RMB13,004,392,000; 31December 2007: RMB3,584,821,000 and RMB13,269,169,000) which was included in cash and cash equivalents in the statement of cash flows.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

For the Company, the balances of deposit with banks and placements with original maturity of less than three months are RMB52,933,598,000 and RMB21,704,580,000 respectively, (31 December 2008: RMB21,275,648,000 and RMB13,004,392,000; 31 December 2007: RMB3,584,821,000 and RMB13,269,169,000) which was included in cash and cash equivalents in the statement of cash flows.

17.	REVERSE REPURCHASE AGREEMENTS

The Group and the Company

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Reverse repurchase agreements by collateral type:
Discounted bills	13,962,826	98,679,433	14,033,091
Securities	36,494,671	65,197,300	63,229,000
Credit assets	2,600,000	7,595,000	3,730,000

	53,057,497	171,471,733	80,992,091

Reverse repurchase agreements by counterparty:
Domestic banks	26,638,619	38,987,700	74,173,886
Other financial institutions	26,418,878	132,484,033	6,818,205

	53,057,497	171,471,733	80,992,091

18.	TRADING SECURITIES

The Group and the Company

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Government bonds in RMB	—	—	9,148
The PBOC bills	—	—	3,807,076

	—	—	3,816,224

19.	DERIVATIVE INSTRUMENTS

The Group mainly entered into derivative transactions for customers, the transactions were deal with customers to enable them to transfer, modify or reduce current or expected risks.

The Group uses derivatives as part of its asset/liability management activities. When there is a mismatch of interest rates between the Group’s assets and liabilities, for example, when the Group purchases assets at fixed rates funded by deposits at floating rates, it subjects itself to fair value fluctuations as market interest rates change. These fluctuations in fair value are managed by entering into interest rate contracts which exchange the fixed rate instrument into a variable rate instrument.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

The Group uses the following derivative financial instruments for trading or hedging purposes:

Swaps:	Swaps are commitments to exchange one set of cash flows for another for a pre-determined period.

Interest rate swap contracts generally represent the contractual exchange of fixed and floating rate payments of a single currency, based on a notional amount and an interest reference rate.

Cross currency interest rate swap contracts generally involve the exchange of payments which are based on the interest reference rates available at the inception of the contract on the principal balances of the two different currencies that are being exchanged. The principal balances are re-exchanged on a future date at a specified rate.

Forwards:	Forwards are contractual obligations to buy or sell a financial instrument on a future date at a specified price.

Options:	Options are contracts that allow the holder to buy or sell a specific amount of currency, security or interest rate index at a specified foreign exchange rate or interest rate during a specified period of time. The holder has the right but not the obligation to exercise the contract, while the seller is responsible for fulfilling the terms of the contract if the option is exercised.

Foreign currency option contracts give the owner the right but not obligation to buy or sell foreign currency on a future date at a specific price.

Forward interest rate agreement:

Forward interest rate agreement refers to a financial agreement in which interest will be exchanged between both parties on a future date on a certain amount of notional principal based on the interest rate under the contract and the reference interest rate, respectively. In accordance with the agreed period and principle on the future exercise date, the agreed rate and the differential is paid by one party according to the changes of the market rates for reference. The notional principle is not included.

Notional amount of a derivative represents the amount of underlying asset or reference index upon which changes in the value of derivatives are measured. It provides an indication of the volume of business transacted by the Company but does not provide any measure of risk.

The fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

The following table provides the notional amount and the fair value of the Group and the Company’s derivative instruments.

	31 December 2009
	Notional amount	Fair value
		Assets	Liabilities
	RMB’000	RMB’000	RMB’000
Derivatives held for trading:
Interest rate swaps	20,056,168	412,010	549,561
Currency forwards	7,438,115	28,228	21,065
Cross-currency swaps	17,246,334	167,102	34,878
Precious metals forwards	461,637	—	—

Total derivative assets/liabilities		607,340	605,504

	31 December 2008
	Notional amount	Fair value
		Assets	Liabilities
	RMB’000	RMB’000	RMB’000
Derivatives held for trading:
Interest rate swaps	23,004,162	1,797,077	1,996,892
Currency forwards	9,232,563	160,601	201,001
Cross-currency swaps	9,219,086	326,381	176,597
Options	101,090	3,402	3,402
Interest forwards	160,000	313	313
Precious metals forwards	381,609	—	—

Total derivative assets/liabilities		2,287,774	2,378,205

The Group and the Company

	31 December 2007
	Notional amount	Fair value
		Assets	Liabilities
	RMB’000	RMB’000	RMB’000
Derivatives held for trading:
Interest rate swaps	460,879	1,025	2,046
Cross-currency interest rate swaps	218,730	2,149	2,149
Currency forwards	10,008,627	83,400	320,590
Cross-currency swaps	8,479,670	162,922	109,784
Options	6,607,869	98,074	98,074
Interest forwards	10,000	5	5

Total derivative assets/liabilities		347,575	532,648

APPENDIX I	FURTHER INFORMATION ON SPD BANK

20.	ACCOUNTS RECEIVABLE

The Group and the Company

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Accounts receivable with respect to making payments on behalf of customers	3,460,720	1,008,690	909,314

21.	LOANS AND ADVANCES TO CUSTOMERS

(a)	The composition of the loan portfolio by type of exposure and impairment provision at the end of each reporting period was as follows:

The Group

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Loans and advances:
Corporate loans	730,839,811	563,691,887	440,703,979
Consumer loans	5,188,032	2,851,332	3,137,626
Mortgage loans	138,979,717	94,908,952	81,815,726
Discounted bills	39,840,812	25,774,701	19,996,352
Factoring	426,347	276,938	19,096
Others	13,580,032	10,060,860	5,315,599

Total	928,854,751	697,564,670	550,988,378
Impairment provision (note 21(c))	(18,346,725)	(16,298,102)	(15,330,732)

	910,508,026	681,266,568	535,657,646

The Company

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Loans and advances:
Corporate loans	730,482,591	563,691,887	440,703,979
Consumer loans	5,188,032	2,851,332	3,137,626
Mortgage loans	138,914,689	94,908,952	81,815,726
Discounted bills	39,824,706	25,774,701	19,996,352
Factoring	426,347	276,938	19,096
Others	13,540,489	10,060,860	5,315,599

Total	928,376,854	697,564,670	550,988,378
Impairment provision (note 21(c))	(18,341,935)	(16,298,102)	(15,330,732)
	910,034,919	681,266,568	535,657,646

APPENDIX I	FURTHER INFORMATION ON SPD BANK

(b)	The composition of loans and advances by type of collateral at the end of each reporting period was as follows:

The Group

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Loans and advances:
Guaranteed	261,019,592	204,439,541	181,939,156
Secured by mortgages and other collateral	415,901,312	288,380,361	234,387,057
Unsecured	208,198,977	175,995,645	111,355,411

Trade finance:
Import and export advances	3,467,711	2,697,484	3,291,306
Factoring	426,347	276,938	19,096
Discounted bills	39,840,812	25,774,701	19,996,352

	928,854,751	697,564,670	550,988,378
Impairment provision (note 21(c))	(18,346,725)	(16,298,102)	(15,330,732)

	910,508,026	681,266,568	535,657,646

The Company

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Loans and advances:
Guaranteed	260,736,912	204,439,541	181,939,156
Secured by mortgages and other collateral	415,734,701	288,380,361	234,387,057
Unsecured	208,186,477	175,995,645	111,355,411

Trade finance:
Import and export advances	3,467,711	2,697,484	3,291,306
Factoring	426,347	276,938	19,096
Discounted bills	39,824,706	25,774,701	19,996,352

	928,376,854	697,564,670	550,988,378

Impairment provision (note 20(c))	(18,341,935)	(16,298,102)	(15,330,732)

	910,034,919	681,266,568	535,657,646

As at 31 December 2009, the balance of credit assets pledged under repurchase agreements is nil (31 December 2008: nil; 31 December 2007: RMB14,585,000) and the balance of discounted bills pledged under repurchase agreements amounted to RMB1,264,882,000 (31 December 2008: RMB15,907,001,000; 31 December 2007: RMB2,471,525,000). The repurchase date is from 5 January 2010 to 8 January 2010. As at 31 December 2009, the discounted bills pledged under due to central bank amounted to RMB 48,000,000 (31 December 2008: Nil; 31 December 2007: 10,000,000).

APPENDIX I	FURTHER INFORMATION ON SPD BANK

Loan derecognition

In September 2007, the Company transferred a portfolio of floating rate loans to a special purpose trust (“SPT”) with a face value amounting to RMB4,383,260,000. The trustee of the SPT, Huabao Trust Co,. Ltd., subsequently issued a prime tranche of RMB4,229,846,000 and a subordinated tranche of RMB153,414,000 of asset-backed securities to other investors and the Company, respectively. Being the holder of the subordinated tranche, the Company bears, within the limit of the face value of the subordinated asset-backed securities which the Company holds, the potential future loss of principle and interest on the floating rate loan portfolio transferred. Management believes that the Company has not transferred substantially all risks and rewards of the financial assets. Therefore, based on the degree of continuing involvement, the Company recognised associated assets and liability according to the face value of the subordinated tranche held by the Company.

(c)	Impairment provision

(i)	Analysis by individual and collective assessment:

The Group

	31 December 2009
	Individual	Collective	Total
	RMB’000	RMB’000	RMB’000
At beginning of year	4,487,491	11,810,611	16,298,102
Charge during the year (note 9)	(757,033)	3,809,696	3,052,663
Write-off	(641,723)	(172,015)	(813,738)
Transfer out	—	(5,248)	(5,248)
Interest income on impaired loans (note 5)	(189,977)	(64,213)	(254,190)
Recovery of loans previously written off	68,770	366	69,136

At end of year (note 21(a))	2,967,528	15,379,197	18,346,725

The Company

	31 December 2009
	Individual	Collective	Total
	RMB’000	RMB’000	RMB’000
At beginning of year	4,487,491	11,810,611	16,298,102
Charge during the year (note 9)	(760,952)	3,808,825	3,047,873
Write-off	(641,723)	(172,015)	(813,738)
Transfer out	—	(5,248)	(5,248)
Interest income on impaired loans (note 5)	(189,977)	(64,213)	(254,190)
Recovery of loans previously written off	68,770	366	69,136

At end of year (note 21(a))	2,963,609	15,378,326	18,341,935

APPENDIX I	FURTHER INFORMATION ON SPD BANK

The Group and the Company

	31 December 2008
	Individual	Collective	Total
	RMB’000	RMB’000	RMB’000
At beginning of year	4,925,967	10,404,765	15,330,732
Charge during the year (note 9)	1,697,465	1,773,950	3,471,415
Write-off	(448,073)	(150,723)	(598,796)
Transfer out	(1,578,744)	(157,302)	(1,736,046)
Interest income on impaired loans (note 5)	(168,051)	(60,416)	(228,467)
Recovery of loans previously written off	58,927	337	59,264

At end of year (note 21(a))	4,487,491	11,810,611	16,298,102

The Group and the Company

	31 December 2007
	Individual	Collective	Total
	RMB’000	RMB’000	RMB’000
At beginning of year	5,176,529	7,605,926	12,782,455
Charge during the year (note 9)	501,600	3,015,135	3,516,735
Write-off	(628,223)	(151,772)	(779,995)
Transfer out	—	(25,029)	(25,029)
Interest income on impaired loans (note 5)	(190,536)	(39,713)	(230,249)
Recovery of loans previously written off	66,597	218	66,815

At end of year (note 21(a))	4,925,967	10,404,765	15,330,732

(ii)	Analysis by types of loans:

The Group

	2009-12-31
	Corporate loans	Consumer loans	Mortgage loans	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At beginning of year	14,639,868	93,761	1,369,369	195,104	16,298,102
Charge during the year (note 9)	2,252,103	17,861	629,254	153,445	3,052,663
Interest income on impaired loans (note 5)	(243,159)	(288)	(9,371)	(1,372)	(254,190)
Write-off	(802,021)	(6,276)	(5,419)	(23)	(813,739)
Disposal	(5,247)	—	—	—	(5,247)
Recovery of loans previously written off	68,771	279	—	86	69,136

At end of year (note 21(a))	15,910,315	105,337	1,983,833	347,240	18,346,725

Provision charged individually	2,967,528	—	—	—	2,967,528
Provision charged collectively	12,942,787	105,337	1,983,833	347,240	15,379,197

Total	15,910,315	105,337	1,983,833	347,240	18,346,725

Total of individual impaired loans	5,264,969	—	—	—	5,264,969

APPENDIX I	FURTHER INFORMATION ON SPD BANK

The Company

	2009-12-31
	Corporate loans	Consumer loans	Mortgage loans	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At beginning of year	14,639,868	93,761	1,369,369	195,104	16,298,102
Charge during the year (note 9)	2,251,116	17,938	628,474	150,345	3,047,873
Interest income on impaired loans (note 5)	(243,159)	(288)	(9,371)	(1,372)	(254,190)
Write-off	(802,021)	(6,276)	(5,419)	(23)	(813,739)
Disposal	(5,247)	—	—	—	(5,247)
Recovery of loans previously written off	68,771	279	—	86	69,136

At end of year (note 21(a))	15,909,328	105,414	1,983,053	344,140	18,341,935

Provision charged individually	2,963,609	—	2,963,609
Provision charged collectively	12,945,719	105,414	1,983,053	344,140	15,378,326

Total	15,909,328	105,414	1,983,053	344,140	18,341,935

Total of individual impaired loans	5,264,969	—	—	—	5,264,969

The Group and the Company

	2008-12-31
	Corporate loans	Consumer loans	Mortgage loans	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At beginning of year	13,984,795	106,571	1,162,975	76,391	15,330,732
Charge during the year (note 9)	3,139,296	(9,910)	219,825	122,204	3,471,415
Interest income on impaired loans (note 5)	(219,589)	(870)	(7,563)	(445)	(228,467)
Write-off	(587,516)	(2,030)	(6,204)	(3,046)	(598,796)
Disposal	(1,736,046)	—	—	—	(1,736,046)
Recovery of loans previously written off	58,928	—	336	—	59,264

At end of year (note 21(a))	14,639,868	93,761	1,369,369	195,104	16,298,102

Provision charged individually	4,487,491	—	—	—	4,487,491
Provision charged collectively	10,152,377	93,761	1,369,369	195,104	11,810,611

Total	14,639,868	93,761	1,369,369	195,104	16,298,102

Total of individual impaired loans	8,490,012	—	—	—	8,490,012

APPENDIX I	FURTHER INFORMATION ON SPD BANK

The Group and the Company

	2007-12-31
	Corporate loans	Consumer loans	Mortgage loans	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At beginning of year	11,777,262	96,364	865,987	42,842	12,782,455
Charge during the year (note 9)	3,165,569	13,414	303,922	33,830	3,516,735
Interest income on impaired loans (note 5)	(225,046)	(770)	(4,325)	(108)	(230,249)
Write-off	(774,558)	(2,437)	(2,827)	(173)	(779,995)
Disposal	(25,029)	—	—	—	(25,029)
Recovery of loans previously written off	66,597	—	218	—	66,815

At end of year (note 21(a))	13,984,795	106,571	1,162,975	76,391	15,330,732

Provision charged individually	4,925,967	—	—	—	4,925,967
Provision charged collectively	9,058,828	106,571	1,162,975	76,391	10,404,765

Total	13,984,795	106,571	1,162,975	76,391	15,330,732

Total of individual impaired loans	8,359,700	—	—	—	8,359,700

The appraisal value of the collateral for the impaired loans under individual impairment assessment was RMB6,754,499,000 at the end of 2009 year (31 December 2008: RMB 6,155,621,000; 31 December 2007: RMB 4,320,680,000). The collateral included deposits, real estate and land, etc.

The Group’s repossessed assets included real estate, land, etc., with fair value of RMB38,129,000 in 2009 (2008: RMB 15,975,000; 2007: RMB 14,570,000). The Group is planning to realise the repossessed assets in settlement of the related outstanding debts.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

22.	AVAILABLE-FOR-SALE INVESTMENTS

The Group and the Company

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Available-for-sale equity investments:
Equity instruments, unlisted (note 22(a))	771,303	393,303	368,303
Impairment provision	(3,683)	(3,683)	(3,683)

	767,620	389,620	364,620

Available-for-sale investments:
Government bonds in RMB	12,103,693	9,495,923	21,124,997
—listed outside Hong Kong	11,107,577	7,669,929	19,080,438
—unlisted	996,116	1,825,994	2,044,559
Government bonds in foreign currencies	175,362	228,983	195,801
—unlisted	175,362	228,983	195,801
The PBOC bills	61,915,823	39,139,979	53,507,112
—unlisted	61,915,823	39,139,979	53,507,112
Other financial bonds in RMB	14,821,315	8,234,328	12,533,652
—listed outside Hong Kong	212,406	—	—
—unlisted	14,608,909	8,234,328	12,533,652
Others	198,610	265,937	1,422,570
—unlisted	198,610	265,937	1,422,570

Total securities	89,214,803	57,365,150	88,784,132

Total available-for-sale investments	89,982,423	57,754,770	89,148,752

The available-for-sale bond investments included structural bonds with embedded derivatives with a face value of RMB34,135,000 (31 December 2008: RMB34,128,000; 31 December 2007: RMB527,293,000). The economic characteristics and risks of all the embedded derivatives are closely related to the economic characteristics and risks of the host contracts.

The government bonds pledged under repurchase agreements but not classified as available-for-sale investments amounted to Nil as at 31 December 2009 (31 December 2008: RMB3,775,400,000; 31 December 2007: RMB320,000,000).

As at 31 December 2009, 2008 and 2007, government bonds with a face value of RMB 1,100,000,000 were pledged to the PBOC as collateral for the Group’s small amount settlement system with the PBOC.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

22a.	Unlisted equity investments at the end of each reporting period were as follow:

The Group and the Company

Company name	Shareholding	31 December 2009	31 December 2008	31 December 2007
	%	RMB’000	RMB’000	RMB’000
Shanghai United International Investment Ltd.	16.5%	288,303	288,303	288,303
Laishang Bank	18%	378,000	—	—
China Union Pay Co., Ltd.	3.7%	105,000	105,000	80,000

Total		771,303	393,303	368,303

Certain available-for-sale unlisted equity investments which do not have any quoted market prices and whose fair values cannot be measured reliably are stated at cost less any impairment losses. There is no active market for these investments and the Group has the intention to hold the investments for the long term.

23.	HELD-TO-MATURITY INVESTMENTS

The Group and the Company

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Held-to-maturity financial investments, at amortised cost:
Government bonds in RMB	43,966,921	31,471,088	—
—listed outside Hong Kong	43,966,921	31,471,088	—
The PBOC bills	47,922,949	61,211,351	—
—unlisted	47,922,949	61,211,351	—
Other bonds in RMB	44,516,206	17,917,578	—
—listed outside Hong Kong	11,618,739	—	—
—unlisted	32,897,467	17,917,578	—
Bonds in foreign currencies	339,913	—	—
—unlisted	339,913	—	—

	136,745,989	110,600,017	—

24.	INVESTMENT IN AN ASSOCIATE

The Group and the Company

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Share of net assets of an associate	547,229	468,336	396,959
Impairment provision	(876)	(876)	(876)

	546,353	467,460	396,083

APPENDIX I	FURTHER INFORMATION ON SPD BANK

Particulars of the associate are as follows:

				The proportion held by the Group
The company’s name	The registered address	The nature of business	The registered capital	31 December 2009	31 December 2008	31 December 2007
First Sino Bank	Shanghai China	Commercial bank	RMB 1.1 Billion	30%	30%	30%

The following table illustrates the summarised financial information of the Group’s associate extracted from its financial statements:

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Total assets	21,555,926	15,895,310	14,231,312
Total liabilities	(19,664,068)	(14,266,377)	(12,855,821)

Net assets	1,891,858	1,628,933	1,375,491

	2009	2008	Apr-Dec, 2007
	RMB’000	RMB’000	RMB’000
Operating income	527,435	546,252	573,287
Net profit	275,151	253,415	110,911

25.	INVESTMENT IN A JOINT VENTURE

The Group and the Company

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Share of net assets of joint venture	56,899	70,926	93,153

The Group obtained the approval of CBRC Yinjianfu [2007]9 to set up Puyin Ansheng Fund Management Co., Ltd. (“Puyin Ansheng”), together with Ansheng France, Shengrong Shanghai as the joint venture, and the Group holds 51% of the total equity of Puyin Ansheng.

In accordance with the articles of association and related regulations, despite the fact that the Group owned 51% of the equity rights, it only has 50% of the voting rights and jointly controls Puyin Ansheng with Ansheng France and Shengrong Shanghai. The Group treats the investment in Puyin Ansheng as a joint venture and accounts for it using the equity method of accounting.

Particulars of the joint venture are as follows:

				The proportion held by the Group
The company’s name	The registered address	The nature of business	The registered capital	31 December 2009	31 December 2008	31 December 2007
Puyin Ansheng Fund Management Co., Ltd.	Shanghai China	Fund management	RMB 0.2 Billion	51%	51%	51%

APPENDIX I	FURTHER INFORMATION ON SPD BANK

The following table illustrates the summarised financial information of the Group’s joint venture:

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Total assets	124,366	153,737	194,993
Total liabilities	(12,800)	(14,668)	(12,340)

Net assets	111,566	139,069	182,653

	2009	2008	Aug-Dec. 2007
	RMB’000	RMB’000	RMB’000
Operating income	28,419	12,162	2,839
Net loss	(29,868)	(45,335)	(17,347)

26.	LOANS AND RECEIVABLES INVESTMENTS

The Group

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Government bonds in RMB	1,791,264	1,072,290	885,823
—unlisted	1,791,264	1,072,290	885,823
Central bank bills issued by tender	30,341,465	21,497,882	21,498,723
—unlisted	30,341,465	21,497,882	21,498,723
Other bonds in RMB	1,524,469	691,205	—
—unlisted	1,524,469	691,205	—

	33,657,198	23,261,377	22,384,546

The Company

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Government bonds in RMB	1,791,264	1,072,290	885,823
—unlisted	1,791,264	1,072,290	885,823
Central bank bills issued by tender	30,341,465	21,497,882	21,498,723
—unlisted	30,341,465	21,497,882	21,498,723
Other bonds in RMB	1,344,469	691,205	—
—unlisted	1,344,469	691,205	—

	33,477,198	23,261,377	22,384,546

APPENDIX I	FURTHER INFORMATION ON SPD BANK

27.	CONSTRUCTION IN PROGRESS

The Group and the Company

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
At beginning of the year	—	29,019	11,691
Additions	—	17,365	51,392
Transferred to property and equipment (note 28)	—	(46,326)	(34,064)
Transferred out to others	—	(58)	—

At the end of the year	—	—	29,019

28.	PROPERTY AND EQUIPMENT

The Group

2009	Buildings	Motor vehicles	Computers & software	Electronic appliances & office equipment	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
1 January 2009	6,001,444	238,058	2,552,821	528,423	1,786,009	11,106,755
Additions	820,805	41,219	599,764	164,550	510,980	2,137,318
Transfer from construction in progress (note 27)	—	—	—	—	—	—
Disposal/write-off	—	(13,661)	(183,196)	(20,127)	(34,127)	(251,111)

31 December 2009	6,822,249	265,616	2,969,389	672,846	2,262,862	12,992,962

Accumulated depreciation:
1 January 2009	1,159,949	140,658	1,407,355	256,451	1,173,837	4,138,250
Depreciation	198,743	29,768	484,383	84,892	215,717	1,013,503
Disposal/write-off	—	(12,762)	(174,190)	(18,830)	(679)	(206,461)

31 December 2009	1,358,692	157,664	1,717,548	322,513	1,388,875	4,945,292

Net book value:
1 January 2009	4,841,495	97,400	1,145,466	271,972	612,172	6,968,505

31 December 2009	5,463,557	107,952	1,251,841	350,333	873,987	8,047,670

APPENDIX I	FURTHER INFORMATION ON SPD BANK

The Company

2009	Buildings	Motor vehicles	Computers & software	Electronic appliances & office equipment	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
1 January 2009	6,001,444	238,058	2,552,811	528,316	1,786,009	11,106,638
Additions	820,805	40,490	596,372	161,322	497,060	2,116,049
Transfer from construction in progress (note 27)	—	—	—	—	—	—
Disposal/write-off	—	(13,661)	(183,196)	(20,127)	(34,127)	(251,111)

31 December 2009	6,822,249	264,887	2,965,987	669,511	2,248,942	12,971,576

Accumulated depreciation:
1 January 2009	1,159,949	140,658	1,407,355	256,451	1,173,837	4,138,250
Depreciation	198,743	29,758	484,174	84,783	215,132	1,012,590
Disposal/write-off	—	(12,762)	(174,190)	(18,830)	(679)	(206,461)

31 December 2009	1,358,692	157,654	1,717,339	322,404	1,388,290	4,944,379

Net book value:
1 January 2009	4,841,495	97,400	1,145,456	271,865	612,172	6,968,388

31 December 2009	5,463,557	107,233	1,248,648	347,107	860,652	8,027,197

The Group

2008	Buildings	Motor vehicles	Computers & software	Electronic appliances & office equipment	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
1 January 2008	5,361,880	214,759	2,194,672	412,445	1,476,291	9,660,047
Additions	597,321	44,995	627,253	141,258	314,455	1,725,282
Transfer from construction in progress (note 27)	42,243	—	—	1,223	2,860	46,326
Disposal/write-off	—	(21,696)	(269,104)	(26,503)	(7,597)	(324,900)

31 December 2008	6,001,444	238,058	2,552,821	528,423	1,786,009	11,106,755

Accumulated depreciation:
1 January 2008	980,470	137,231	1,235,643	213,179	986,706	3,553,229
Depreciation	179,479	24,085	426,976	65,177	187,231	882,948
Disposal/write-off	—	(20,658)	(255,264)	(21,905)	(100)	(297,927)

31 December 2008	1,159,949	140,658	1,407,355	256,451	1,173,837	4,138,250

Net book value:
1 January 2008	4,381,410	77,528	959,029	199,266	489,585	6,106,818

31 December 2008	4,841,495	97,400	1,145,466	271,972	612,172	6,968,505

APPENDIX I	FURTHER INFORMATION ON SPD BANK

The Company

2008	Buildings	Motor vehicles	Computers & software	Electronic appliances & office equipment	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
1 January 2008	5,361,880	214,759	2,194,672	412,445	1,476,291	9,660,047
Additions	639,564	44,995	627,243	142,374	317,315	1,771,491
Transfer from construction in progress (note 27)	—	—	—	—	—	—
Disposal/write-off	—	(21,696)	(269,104)	(26,503)	(7,597)	(324,900)

31 December 2008	6,001,444	238,058	2,552,811	528,316	1,786,009	11,106,638

Accumulated depreciation:
1 January 2008	980,470	137,231	1,235,643	213,179	986,706	3,553,229
Depreciation	179,479	24,085	426,976	65,177	187,231	882,948
Disposal/write-off	—	(20,658)	(255,264)	(21,905)	(100)	(297,927)

31 December 2008	1,159,949	140,658	1,407,355	256,451	1,173,837	4,138,250

Net book value:
1 January 2008	4,381,410	77,528	959,029	199,266	489,585	6,106,818

31 December 2008	4,841,495	97,400	1,145,456	271,865	612,172	6,968,388

The Group and the Company

2007	Buildings	Motor vehicles	Computers & software	Electronic appliances & office equipment	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
1 January 2007	5,213,077	209,222	1,807,997	345,474	1,231,741	8,807,511
Additions	182,832	28,022	557,600	77,139	228,472	1,074,065
Transfer from construction in progress (note 27)	—	—	12,454	2,994	18,616	34,064
Disposal/write-off	(34,029)	(22,485)	(183,379)	(13,162)	(2,538)	(255,593)

31 December 2007	5,361,880	214,759	2,194,672	412,445	1,476,291	9,660,047

Accumulated depreciation:
1 January 2007	816,944	136,616	1,069,755	171,542	821,716	3,016,573
Depreciation	167,408	22,384	336,920	53,785	167,343	747,840
Disposal/write-off	(3,882)	(21,769)	(171,032)	(12,148)	(2,353)	(211,184)

31 December 2007	980,470	137,231	1,235,643	213,179	986,706	3,553,229

Net book value:
1 January 2007	4,396,133	72,606	738,242	173,932	410,025	5,790,938

31 December 2007	4,381,410	77,528	959,029	199,266	489,585	6,106,818

APPENDIX I	FURTHER INFORMATION ON SPD BANK

As at 31 December 2009, the property and equipment with an original cost of RMB733,569,000 (31 December 2008: RMB324,319,000; 31 December 2007: RMB178,860,000) and net book value of RMB703,684,000 (31 December 2008: RMB306,906,000; 31 December 2007: RMB161,161,000) were in use but the related legal ownership registrations are in progress.

In the opinion of management, no impairment is required for property and equipment as at 31 December 2009.

The carrying value of leasehold improvements is analysed based on the remaining terms of the leases as follows:

The Group and the Company	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Held outside Hong Kong
On short-term lease (less than 10 years)	841,789	609,301	486,714
On medium-term lease (10-30 years)	32,198	2,871	2,871

	873,987	612,172	489,585

29.	PREPAID LEASE RENTAL

The carrying value of the prepaid lease rental is analysed based on the remaining terms of the leases as follows:

The Group and the Company	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Held outside Hong Kong
On medium-term lease (10-30 years)	82,006	82,175	99,886
On long-term lease (over 30 years)	22,586	27,880	28,727

	104,592	110,055	128,163

30.	INTANGIBLE ASSETS

The Group and the Company

2009	Franchise	Others	Total
	RMB’000	RMB’000	RMB’000
Net book value:
1 January 2009	—	678	678
Addition during the year	—	1,500	1,500
Amortisation (note 11)	—	(149)	(149)

31 December 2009	—	2,029	2,029

Remaining useful life	0 year	0-4 years	Total
31 December 2009:
Cost	38,410	4,634	43,044
Accumulated amortisation	(38,410)	(2,605)	(41,015)

Net book value	—	2,029	2,029

APPENDIX I	FURTHER INFORMATION ON SPD BANK

The Group and the Company

2008	Franchise	Others	Total
	RMB’000	RMB’000	RMB’000
Net book value:
1 January 2008	—	756	756
Amortisation (note 11)	—	(78)	(78)

31 December 2008	—	678	678

Remaining useful life	—	0-4 years	—
31 December 2008:
Cost	38,410	3,133	41,543
Accumulated amortisation	(38,410)	(2,455)	(40,865)

Net book value	—	678	678

The Group and the Company

2007	Franchise	Others	Total
	RMB’000	RMB’000	RMB’000
Net book value:
1 January 2007	1,665	863	2,528
Amortisation (note 11)	(1,665)	(107)	(1,772)

31 December 2007	—	756	756

Remaining useful life	—	0-4 years	—
31 December 2007:
Cost	38,410	3,133	41,543
Accumulated amortisation	(38,410)	(2,377)	(40,787)

Net book value	—	756	756

APPENDIX I	FURTHER INFORMATION ON SPD BANK

31.	DEFERRED TAX ASSETS

Main components of the Group’s deferred income tax assets were as follows:

The Group and the Company

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Allowances for impairment losses on loans and advances	2,231,520	2,042,598	2,173,254
Allowances for impairment losses on other assets	239,400	241,721	314,907
Changes in fair value of precious metals	90	—	—
Changes in fair value of financial liabilities at fair value through profit or loss	4,450	—	—
Changes in fair value of trading securities and derivative financial instruments	(36,844)	(29,200)	45,663
Changes in fair value of available-for-sale investments	(34,542)	(225,109)	344,136
Depreciation and others	10,398	17,571	16,645
Employees’ salaries	660,659	671,249	—
Unamortised gain or loss on held-to-maturity investments	12,090	48,454	—
Provision of available-for-sale investments	21,439	21,323	—

	3,108,660	2,788,607	2,894,605

APPENDIX I	FURTHER INFORMATION ON SPD BANK

The movement of the Group’s deferred income tax assets was as follows:

The Group and the Company

	Allowances for impairment losses on loans and advances	Allowances for impairment losses on other assets	Changes in fair value of precious metals	Changes in fair value of financial liabilities at fair value through profit or loss	Changes in fair value of trading securities and derivative financial instruments	Changes in fair value of available- for-sale investments	Depreciation and others	Salaries	Unamortised gain/loss on held-to- maturity investments	Provision of AFS investments	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2009-1-1	2,042,598	241,721	—	—	(29,200)	(225,109)	17,571	671,249	48,454	21,323	2,788,607
Charged/(credited) to income statement during the year (note 13)	188,922	(2,321)	90	4,450	(7,644)	—	(7,173)	(10,590)	—	116	165,850
Charged/(debited) to equity during the year	—	—	—	—	—	190,567	—	—	(36,364)	—	154,203

2009-12-31	2,231,520	239,400	90	4,450	(36,844)	(34,542)	10,398	660,659	12,090	21,439	3,108,660

2008-1-1	2,173,254	314,907	—	—	45,663	344,136	16,645	—	—	—	2,894,605
Current year P&L (minus)/addition (note 13)	(130,656)	(73,186)	—	—	(74,863)	—	926	671,249	—	21,323	414,793
Current year equity (minus)/addition	—	—	—	—	—	(569,245)	—	—	48,454	—	(520,791)

2008-12-31	2,042,598	241,721	—	—	(29,200)	(225,109)	17,571	671,249	48,454	21,323	2,788,607

2007-1-1	3,087,841	426,469	—	—	(13,517)	(111,278)	18,603	—	—	—	3,408,118
Current year P&L (minus)/addition (note 13)	(914,587)	(111,562)	—	—	59,180	—	(1,958)	—	—	—	(968,927)
Current year equity (minus)/addition	—	—	—	—	—	455,414	—	—	—	—	455,414

2007-12-31	2,173,254	314,907	—	—	45,663	344,136	16,645	—	—	—	2,894,605

APPENDIX I	FURTHER INFORMATION ON SPD BANK

32.	OTHER ASSETS

The Group

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Interest receivable	5,435,920	5,055,230	2,195,427
Working capital	3,731	1,285	811
Settlement and clearing	816,624	533,931	377,506
Advance payment for office renovation	1,039,705	653,878	81,251
Staff housing loans	66,827	2,357,401	3,207,325
Settled assets	1,179,090	1,362,296	1,363,863
Sub-prime ABS (note 1)	153,414	153,414	153,414
Securitised credit assets (note 1)	153,414	153,414	153,414
Other receivables	2,387,553	1,983,265	2,710,545

	11,236,278	12,254,114	10,243,556
Impairment loss on settled assets	(674,354)	(777,946)	(775,310)
Impairment loss on other receivables	(737,982)	(482,358)	(290,686)

	9,823,942	10,993,810	9,177,560

The Company

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Interest receivable	5,435,509	5,055,230	2,195,427
Working capital	3,731	1,285	811
Settlement and clearing	816,624	533,931	377,506
Advance payment for office renovation	1,039,705	653,878	81,251
Staff housing loans	66,827	2,357,401	3,207,325
Settled assets	1,179,090	1,362,296	1,363,863
Sub-prime ABS (note 1)	153,414	153,414	153,414
Securitised credit assets (note 1)	153,414	153,414	153,414
Other receivables	2,185,412	1,982,743	2,710,545

	11,033,726	12,253,592	10,243,556
Impairment loss on settled assets	(674,354)	(777,946)	(775,310)
Impairment loss on other receivables	(737,982)	(482,358)	(290,686)

	9,621,390	10,993,288	9,177,560

Note 1:	Under certain circumstances, the Group and the Company established special purpose trust vehicles (“SPV”) to meet its securitisation plan and issue asset-backed securities. The controlled SPV will be consolidated. The control assessment is made based on the risks and rewards the Company bears for the SPV and whether the Company can exercise influence over the operations and decision making of the SPV. Since the Company had neither retained nor transferred all risks and rewards of the underlying transferred asset, and the Company had retained control, the related assets had been derecognised entirely, and the amount retained and the associated asset and liability to the extent of the continuing involvement were recorded on the statement of financial position.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

33.	DUE TO THE CENTRAL BANK

The Group and the Company

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Bills rediscount	48,000	—	10,000

34.	DUE TO BANKS AND OTHER FINANCIAL INSTITUTIONS

The Group

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Due to domestic banks	205,935,412	222,440,813	61,081,314
Inter-bank borrowings from domestic banks	3,726,662	10,450,953	4,502,983

	209,662,074	232,891,766	65,584,297

Inter-bank borrowings from overseas banks	47,788	81,906	562,547

Total	209,709,862	232,973,672	66,146,844

The Company

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Due to domestic banks	207,048,456	222,490,813	61,081,314
Inter-bank borrowings from domestic banks	3,726,661	10,450,953	4,502,983

	210,775,117	232,941,766	65,584,297

Inter-bank borrowings from overseas banks	47,788	81,906	562,547

Total	210,822,906	233,023,672	66,146,844

APPENDIX I	FURTHER INFORMATION ON SPD BANK

35.	REPURCHASE AGREEMENTS

The Group and the Company

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Analysed by mortgage:
Bills	1,264,882	15,907,001	2,471,525
Securities	—	3,775,400	320,000
Credit assets	—	—	14,585

	1,264,882	19,682,401	2,806,110

Analysed by counterparties:
Domestic commercial banks	1,264,882	19,023,263	1,856,570
Other financial institutions	—	659,138	949,540

	1,264,882	19,682,401	2,806,110

36.	DUE TO CUSTOMERS

The Group

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Demand deposits:
Company deposits	523,106,254	350,196,732	324,180,911
Personal deposits	62,140,148	46,351,149	44,055,415
Time deposits:
Company deposits	420,268,506	303,113,552	233,006,321
Personal deposits	154,596,942	105,133,721	66,355,058
Guaranteed deposits	133,513,247	140,573,274	94,528,925
Entrusted deposits (note 46)	281	23,661	27,928
Deposits from the Ministry of Finance	179,719	479,789	239,800
Inward remittances	1,537,245	1,421,703	1,078,535

	1,295,342,342	947,293,581	763,472,893

The Company

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Demand deposits:
Company deposits	521,672,328	355,626,434	324,180,911
Personal deposits	62,012,025	46,348,718	44,055,415
Time deposits:
Company deposits	420,069,906	297,683,850	233,006,321
Personal deposits	154,445,838	105,133,260	66,355,058
Guaranteed deposits	133,456,204	140,573,274	94,528,925
Entrusted deposits (note 46)	281	23,661	27,928
Deposits from the Ministry of Finance	179,719	479,789	239,800
Inward remittances	1,537,245	1,421,703	1,078,535

	1,293,373,546	947,290,689	763,472,893

APPENDIX I	FURTHER INFORMATION ON SPD BANK

Guaranteed deposits represent margin deposits received from customers for banking facilities granted by the Company.

Included in customer deposits of the Group and the Company are structured deposits amounting to RMB20,245,884,000 (31 December 2008: RMB2,743,578,000; 31 December 2007: RMB4,721,684,000). The embedded derivatives are mainly interest rate swaps, early redeemed options and options linked to commodity prices. A nominal amount Nil (31 December 2008: RMB103,103,000; 31 December 2007: 3,423,984,000) contained embedded derivatives that are not closely related to the host contract. Therefore, the Group separated them from the deposits, whose fair value has been included in the balance of the derivatives.

37.	DIVIDENDS PAYABLE

The Group and the Company

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Unpaid prior years’ dividends	17,920	11,935	38,485

38.	BOND ISSUED

The Group and the Company

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Interbank financial bond	—	—	7,000,000
Fixed term subordinated bond (note 38a)	—	6,000,000	6,000,000
2005 SPDB subordinated bond (note 38b)	2,000,000	2,000,000	2,000,000
2006 SPDB subordinated bond (note 38c)	2,600,000	2,600,000	2,600,000
2007 SPDB subordinated bond (note 38d)	6,000,000	6,000,000	6,000,000
2008 SPDB subordinated bond (note 38e)	8,200,000	8,200,000	—

	18,800,000	24,800,000	23,600,000

38a.	Term sub-prime bond

The tenor of the bond is five years and one month, and the maturity date was on 8 July 2009. The interest rate is the deposit rate of one year published by the PBOC plus 2.62% and the interest is payable on a yearly basis. The principal and interest repayment of the subordinated bond rank after the Company’s customer deposits and other liabilities, but are in priority to the Company’s shareholders’ funds.

The interest rate of the fixed term subordinated bond for the year 2009 is set at 4.87% . (2008: 4.87% to 6.76%; 2007: 5.14% to 6.76% per annum)

38b.	2005 SPDB subordinated bond

The Company a issued RMB2 billion subordinated bond at par via private placement in the inter-bank bond market, with a maturity date is 28 December 2015, and a fixed interest rate at 3.60% The tenor of the bond is 10 years and the Company has an option to early redeem the entire bond at the end of the fifth year at par. If the Company does not exercise this option, the annual coupon rate will increase by 3% thereafter.

The principal and interest repayment of this subordinated bond rank after the Company’s customer deposits and other liabilities, but in priority to the Company’s shareholders’ funds.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

38c.	2006 SPDB subordinated bond

The subordinated bond maturing on 30 June 2016 bears a fixed interest rate with a tenor of 10 years, amounting to RMB2.6 billion. The coupon rate is 3.75% per year. The Company has an early redemption option to all the bonds on 30 June 2011. If the Company does not exercise this option, the annual coupon rate will increase by 3% thereafter.

The principal and interest repayment of this subordinated bond rank after the Company’s customer deposits and other liabilities, but in priority to the Company’s shareholders’ equity.

38d.	2007 SPDB subordinated bond

The bonds maturing on 28 December 2017 with a tenor of 10 years were separated into two types, with fixed interest rate and a floating rate, which were issued in the amount of RMB1 billion and 5 billion, respectively.

The tenor of the bond with a fixed rate is 10 years and the coupon rate is 6.0% per year. The Company has an option to early redeem the entire bond or part thereof at par at the end of the fifth year, i.e., 28 December 2012. If the Company does not exercise this option, the annual coupon rate will increase by 3% thereafter.

The coupon rate of the bond with a floating rate is 5.94% per year, of which the base interest rate is 4.14% and the base spread is 1.8% . The Company has an option to early redeem the entire bond or part of the bond at par at 28 December 2012. If the Company doesn’t exercise the option, the base spread rate will increase 3.0% . The base interest rate is still the rate of the one year term deposit issued by the PBOC which is applicable to the start day of every interest-bearing year.

The principal and interest repayment ranks after the Company’s customer deposits and other liabilities, but in priority to the Company’s shareholders’ equity.

The coupon rate of the bond with floating rate is 4.05%~5.94% for the current year (2008: 4.05%~5.94%; 2007: 5.94%) .

38e.	2008 SPDB subordinated bond

On 26 December 2008, as approved by YinShiChangXuZhunYuZi [2008] No. 54 the “PBOC’s Decision to Grant Administrative Permission” and YinJianFu [2008] No. 510 the “CBRC’s Reply to Issuance of Subordinated Bonds of SPDB”, the Company issued RMB8.2 billion subordinated bonds in the inter-bank bond market publicly. The bond issuance was completed on 26 December 2008.

The tenor of the bond is 10 years and the Company has an option to early redeem part of or the entire bond at par at the end of the fifth year, i.e, 26 December 2013. The bond bears a fixed interest rate by subsection at 3.95% per annum from years one to five calculated from 26 December 2008. If the Company doesn’t exercise the early redemption option, the interest rate will be adjusted to 6.95% per annum from years six to ten. Interest is calculated and payable on a yearly basis with simple interest rather than compound interest adopted. No interest will be calculated when overdue.

The principal and interest repayment ranks after the Company’s customer deposits and other liabilities, but in priority to the Company’s shareholders’ equity.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

39.	OTHER LIABILITIES

The Group

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Interest payable	8,302,293	8,359,986	4,293,983
Bank drafts payable	2,760,936	3,830,782	5,212,144
Staff welfare payable and bonus payable	6,905,170	6,887,180	6,227,405
Interest payable for securitised loans	172,850	937,008	459,340
Settlement and clearing	1,372,295	816,862	1,304,451
Deferred interest income on discounted bills	338,231	253,858	370,585
Settlement and temporary payable	800,898	567,175	369,616
Taxes payable—business tax and surcharges	1,285,421	1,357,346	646,763
Dormant customer deposit accounts	106,227	94,900	70,908
Outward remittances	1,910,101	4,459,058	4,414,312
Continuing involvement liabilities	153,414	153,414	153,414
Payables for wealth management products (note 1)	954,400	8,813,400	1,887,470
Others	1,814,997	1,991,533	1,572,697

	26,877,233	38,522,502	26,983,088

The Company

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Interest payable	8,301,207	8,359,992	4,293,983
Bank drafts payable	2,760,936	3,830,782	5,212,144
Staff welfare payable and bonus payable	6,903,457	6,887,180	6,227,405
Interest payable for securitized loans	172,850	937,008	459,340
Settlement and clearing	1,372,295	816,862	1,304,451
Deferred interest income on discounted bills	338,231	253,858	370,585
Settlement and temporary payable	800,898	567,175	369,616
Taxes payable—business tax and surcharges	1,285,148	1,357,346	646,763
Dormant customer deposit accounts	106,227	94,900	70,908
Outward remittances	1,910,101	4,459,058	4,414,312
Continuing involvement liabilities	153,414	153,414	153,414
Payables for wealth management products (note 1)	954,400	8,813,400	1,887,470
Others	1,810,568	1,991,465	1,572,697

	26,869,732	38,522,440	26,983,088

Note 1:	Payable for wealth management products represents cash received from customers for purchasing financial products issued by the special purpose trust. As the Group retained the risks and rewards as well as control over the trust, the trust is consolidated into the financial statements of the Group and the Company and the related financial assets and liabilities are also reflected in the consolidated statement of financial position.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

40.	SHARE CAPITAL

Authorised capital:

	31 December 2009		31 December 2008		31 December 2007
	Quantity	Amount	Quantity	Amount	Quantity	Amount
	‘000 shares	RMB’000	‘000 shares	RMB’000	‘000 shares	RMB’000
Ordinary shares of RMB1 each	8,830,046	8,830,046	5,661,348	5,661,348	4,354,883	4,354,883

Paid-up capital by nature:

	2009-1-1		Movement				2009-12-31
	Number of shares		Share dividend		Trading restricted shares newly issued		Number of shares
	Unit’000%		Unit’000%		Unit’000%		Unit’000%
Shares with Trading restrictions
—Shares owned by the State Government	—	—	—	—	—	—	—	—
—Shares owned by State-owned legal persons	649,173	11.47	259,669	11.47	211,247	23.36	1,120,089	12.68
—Shares owned by domestic legal persons	—	—	—	—	601,192	66.49	601,192	6.81
—Shares owned by domestic natural persons	—	—	—	—	91,720	10.15	91,720	1.04

Total shares with trading restrictions	649,173	11.47	259,669	11.47	904,159	—	1,813,001	20.53

Shares without trading restrictions
—Ordinary shares quoted in RMB	5,012,175	88.53	2,004,870	88.53	—	—	7,017,045	79.47

Total ordinary shares	5,661,348	100.00	2,264,539	100.00	904,159	100.00	8,830,046	100.00

	2008-1-1		Movement				2008-12-31
	Number of shares		Share dividend		Share transfers or change of share nature		Number of shares
	Unit’000%		Unit’000%		Unit’000%		Unit’000%
Shares with Trading restrictions
—Shares owned by the State Government	—	—	—	—	—	—	—	—
—Shares owned by State-owned legal persons	798,446	18.33	239,534	18.33	(388,807)	(94.26)	649,173	11.47
—Shares owned by domestic legal persons	18,209	0.42	5,463	0.42	(23,672)	(5.74)	—	—

Total shares with trading restrictions	816,655	18.75	244,997	18.75	(412,479)	(100.00)	649,173	11.47

Shares without trading restrictions
—Ordinary shares quoted in RMB	3,538,228	81.25	1,061,468	81.25	412,479	100.00	5,012,175	88.53

Total ordinary shares	4,354,883	100.00	1,306,465	100.00	—	—	5,661,348	100.00

APPENDIX I	FURTHER INFORMATION ON SPD BANK

	2007-1-1		Movement				2007-12-31
	Number of shares		Share dividend		Share transfers or change of share nature		Number of shares
	Unit’000%		Unit’000%		Unit’000%		Unit’000%
Shares with Trading restrictions
—Shares owned by the State Government	152,600	3.50	—	—	(152,600)	(6.92)	—	—
—Shares owned by State-owned legal persons	1,889,033	43.38	—	—	(1,090,587)	(49.44)	798,446	18.33
—Shares owned by domestic legal persons	816,422	18.75	—	—	(798,213)	(36.18)	18,209	0.42
—Shares owned by Oversea legal persons	164,564	3.78	—	—	(164,564)	(7.46)	—	—

Total shares with trading restrictions	3,022,619	69.41	—	—	(2,205,964)	(100.00)	816,655	18.75

Shares without trading restrictions
—Ordinary shares quoted in RMB	1,332,264	30.59	—	—	2,205,964	100.00	3,538,228	81.25

Total ordinary shares	4,354,883	100.00	—	—	—	—	4,354,883	100.00

40a.	Capital structure reform

The Company’s Capital Structure Reform Plan (“the Plan”) was approved by the shareholders at the Shareholders Meeting for Capital Structure Reform held on 6 April 2006. According to the Plan, the shareholders of the Company’s listed A shares would receive three shares from the non-marketable shareholders for every 10 listed shares held. The Plan was approved by the State-owned Assets Supervision and Administration Commission of the Shanghai Municipal Government and the China Banking Regulatory Commission on 31 March 2006 and 29 April 2006, respectively. The Plan was executed and the share swaps were registered on 10 May 2006. The 270 million shares paid by the non-marketable shareholders were listed and floated to the market on 12 May 2006.

According to the provisions of the Administrative Measures on Capital Structure Reform of Listed Companies, the Company’s non-marketable shareholders undertook not to sell or transfer any of the marketable shares with trading restriction held within 12 months from the implementation date of the Plan. The shares sale or transfer by any existing non-marketable shareholder holding more than 5% of the Company’s shares shall not exceed 5% of the Company’s total shares within 12 months from the expiry of the one-year restricted sale period and shall not exceed 10% within 24 months from the expiry of the one-year restricted sale period.

As at 14 May 2007, the shares with restriction of sale held by the existing marketable shareholders numbered 1,928 million. Consequently, the shares with restriction of sales reduced from 3,022 million to 1,094 million with no change in the total equity of the Company. The shares without restriction of sales increased from 1,333 million to 3,261 million.

As at 23 November 2007, the shares with restriction of sale held by the existing marketable shareholders numbered 278 million. Consequently, the shares with restriction of sales reduced from 1,094 million to 817 million with no change in the total equity of the Company. The shares without restriction of sales increased from 3,261 million to 3,538 million.

Pursuant to the resolution passed on the 2008 annual general meeting of shareholders, a dividend of four shares and RMB2.3 (tax inclusive) per 10 shares was proposed, the total shares 5,661,347,506 . The Company completed the distribution in June 2009. After the appropriation, the share capital summed up to RMB7.926 billion.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

On September 18, 2009, subject to the approval of the China Securities Regulatory Commission (“CSRC”) with the issuance of Zheng Jian Xu Ke [2009]950, the Company privately offered up to 1.137 billion A shares, with the actual offering of 0.904 billion shares at the price of RMB16.59 per share, and totaling to RMB15 billion. The Company’s share capital increased to RMB8.83 billion. The private offering was completed on September 28, 2009 and the capital has been verified by Ernst & Young Hua Ming with the issuance of Ernst & Young Hua Ming (2009) Yan Zi 60468058_B04.

41.	CAPITAL RESERVE

	Share premium	Others	Total
	RMB’000	RMB’000	RMB’000
1 January 2009	10,315,942	17,463	10,333,405
Share premium	13,922,500	—	13,922,500
Share of changes in equity of an associate	—	(5,393)	(5,393)

31 December 2009	24,238,442	12,070	24,250,512

	Share premium	Others	Total
	RMB’000	RMB’000	RMB’000
1 January 2008	10,315,942	17,455	10,333,397
Share of changes in equity of an associate	—	8	8

31 December 2008	10,315,942	17,463	10,333,405

	Share premium	Others	Total
	RMB’000	RMB’000	RMB’000
1 January 2007	10,315,942	21,571	10,337,513
Share of changes in equity of an associate	—	(9,748)	(9,748)
Equity adjustment on an associate’s investment according to the equity method	—	5,632	5,632

31 December 2007	10,315,942	17,455	10,333,397

APPENDIX I	FURTHER INFORMATION ON SPD BANK

42.	RESERVES

	Statutory reserve	General reserve	Surplus reserve	Total
	RMB’000	RMB’000	RMB’000	RMB’000
1 January 2009	4,110,842	6,400,000	2,752,672	13,263,514
Appropriation from profit (note 42(a))	1,321,835	500,000	2,503,227	4,325,062

31 December 2009	5,432,677	6,900,000	5,255,899	17,588,576

	Statutory reserve	General reserve	Surplus reserve	Total
	RMB’000	RMB’000	RMB’000	RMB’000
1 January 2008	2,859,228	6,400,000	1,652,917	10,912,145
Appropriation from profit	1,251,614	—	1,099,755	2,351,369

31 December 2008	4,110,842	6,400,000	2,752,672	13,263,514

	Statutory reserve	General reserve	Surplus reserve	Total
	RMB’000	RMB’000	RMB’000	RMB’000
1 January 2007	2,307,910	4,790,000	981,158	8,079,068
Appropriation from profit	549,878	1,610,000	670,605	2,830,483
Equity adjustment on an associate’s investment according to the equity method	1,440	—	1,154	2,594

31 December 2007	2,859,228	6,400,000	1,652,917	10,912,145

Statutory reserve

In accordance with the PRC Companies Law, the Company is required to allocate 10% of its profits after tax, as determined in accordance with the PRC accounting standards and regulations applicable to the Company, to the statutory surplus reserve until such reserve reaches 50% of the registered capital of the Company. Subject to certain restrictions set out in the PRC Companies Law and the Company’s articles of association, the statutory surplus reserve may be distributed to shareholders in the form of bonus issues, but the minimum retained statutory surplus reserve must not fall below 25% of the registered share capital.

General reserve

In accordance with Cai Jin [2005] No. 49 “Circular on Impairment Loss on Loans” issued by the Ministry of Finance which come into effect from 1 July 2005, the Company is required to set aside a general provision of at least 1% of its total risk-weighted assets at year end from net profit and the general provision shall form part of the shareholders’ equity.

According to Cai Jin [2005] No. 90 “Reserves for Non-performing Debts by Financial Enterprises” issued by the Ministry of Finance, financial institutions are required to complete the 1% general reserve in the period that should not exceed five years since 2005.

Surplus reserve

After Statutory surplus reserve accrual, the Company could accrue general surplus reserve with the annual shareholders’ meeting’s approval, which could be used for stock dividend or recuperating losses.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

42a.	Profit appropriation

Pursuant to the resolution of the board of directors’ meeting held on 2 April 2010, the Company appropriated 10% and 20% of audited (by the local certified public accountants) net profits to the statutory surplus reserve and the general surplus reserve respectively for the year ended 31 December 2009. The Company appropriated RMB2.6 billion through the profit of year 2009 to general reserve and declares 3 shares per 10 shares and cash dividend of RMB1.5 (including tax) per 10 shares on the share capital based on the 8,830,045,640 shares at the year ended 31 December 2009. The scheme for appropriation and distribution is pending approval at the annual shareholders’ meeting. These financial statements do not include all the other profit appropriation except for the 10% statutory surplus reserve for the year ended 31 December 2009.

43.	RETAINED PROFITS

These financial statements were prepared in accordance with the basis of preparation set out in note 2.5. These financial statements are not the statutory financial statements of the Company and were prepared for the proposed acquisition of new shares in the Group by China Mobile Limited.

Commencing from 2001, in accordance with the regulations of the Questions and Answers on Standard Disclosures by Companies with Publicly Issued Shares, No. 4 issued by the Committee of the CSRC, listed financial companies should make appropriations to the statutory surplus reserve and statutory public welfare fund based on the net profit for the year as stated in the Company’s statutory financial statements. However, appropriation to the general surplus reserve and payment for dividends should be made based on the lower of net profit for the year as stated in the Company’s statutory financial statements and these financial statements.

43a.	Dividends

	2009	2008	2007
	RMB’000	RMB’000	RMB’000
Proposed in 2008	1,302,110	—	—
Proposed in 2007	—	696,781	—
Proposed in 2006	—	—	653,232

	1,302,110	696,781	653,232

The 2007 annual shareholders meeting held on 19 March 2008 approved the common stock dividend distribution: three bonus shares plus RMB1.6 (including tax) per 10 shares for the year 2007, which added RMB1,306,465,000 to the share capital and the total amount of cash dividends was RMB696,781,000.

The 2008 annual shareholders meeting held on 8 May 2009 approved the common stock dividend distribution: four bonus shares plus RMB2.3 (including tax) per 10 shares for the year 2008, which added RMB1,302,110,000 to the share capital and the total amount of cash dividends was RMB 2,264,539,000.

44.	MINORITY INTERESTS

Minority interests of the Company’s significant subsidiaries are as follows:

	2009-12-31	2008-12-31	2007-12-31
Mianzhu SPD Rural Bank Co., Ltd.	24,621	22,363	—
Liyang SPD Rural Bank Co., Ltd.	23,304	—	—
Gongyi SPD Rural Bank Co., Ltd.	23,841	—	—
Fengxian SPD Rural Bank Co., Ltd.	14,929	—	—
Zixing SPD Rural Bank Co., Ltd.	23,576	—	—
Banan of Chongqing SPD Rural Bank Co., Ltd.	24,148	—	—

	134,419	22,363	—

APPENDIX I	FURTHER INFORMATION ON SPD BANK

45.	OFF STATEMENT OF FINANCIAL POSITION ITEMS

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Bank acceptances	228,097,040	204,069,015	145,334,594
Confirmed bank acceptances	2,561,475	3,877,599	6,378,686
Guarantees issued	42,767,812	38,765,376	27,904,018
Irrevocable letters of credit issued	13,670,055	9,388,058	10,125,212
Loan commitments (note 1)	15,000	20,000	413,000
Unutilised credit card commitments (note 1)	13,716,390	15,863,833	8,874,290

Credit risk weighted amounts of credit commitments (note 2)	97,996,710	89,778,840	69,045,680

Note 1:	The Group always granted credit facilities to customers, and held the outstanding position of credit commitment at any time during the year. These commitments included unutilised credit facilities granted to credit card holders and contracted loan commitments.

Note 2:	The credit risk weighted amount refers to the amount computed in accordance with the rules promulgated by the CBRC. The risk weights are determined in accordance with the credit status of the counterparties, the maturity profile and other factors. The risk weights ranged from 0% to 100% for credit commitments.

Redemption commitments of government bonds:

As an underwriting agent of the Government, the Company underwrites certain PRC government bonds and sells the bonds to the general public, in which the Company is obliged to redeem these bonds at the discretion of the holders at any time prior to maturity. The redemption price for the bonds is based on the nominal value of the bonds plus any interest accrued up to the redemption date.

As at 31 December 2009, the Company had underwritten and sold bonds with an accumulated amount of RMB3,379,578,000 (31 December 2008: RMB3,578,333,000; 31 December 2007: RMB4,035,753,000) to the general public, and these government bonds have not yet matured nor been redeemed. The Ministry of Finance (the “MOF”) will not provide funding for the early redemption of these government bonds on a back-to-back basis but is obliged to repay the principal and the respective interest upon maturity. The management expects that the amount of redemption of these government bonds through the bank prior to maturity will not be material.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

46.	FIDUCIARY TRANSACTIONS

(a)	Entrusted transactions

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Entrusted deposits	110,168,915	67,482,194	56,514,276
Entrusted loans	110,168,634	67,458,533	56,486,348

Net funds from entrusted deposits (note 36)	281	23,661	27,928

Entrusted funding	49,140,240	8,456,615	2,965,128
Entrusted investment	49,140,240	8,456,615	2,965,128

Entrusted deposits represent funds which depositors have instructed the Company to grant loans to third parties designated by them. The credit risk remains with the depositors. The difference between the balances of entrusted deposits and entrusted loans represents the amount which the depositors have not yet designated the Company to grant loans with. This amount is included in customer deposits.

Entrusted funding and entrusted investments represent the investment and asset management services provided by the Company for third parties in accordance with the agreed investment plans. The third parties provide funding for the related investments. Income from such investment activities is collected on behalf of and paid to the third parties according to the relevant contractual terms.

(b)	Fund trustee

As at 31 December 2009, the Company was the trustee for the following investment securities funds and their respective fund management companies:

Funds	Fund Management Company
Guotai Jinlong Series of Investment Securities Funds	Guotai Asset Management Co., Ltd.
Guotai Jinlong Bond Fund	Guotai Asset Management Co., Ltd.
China Nature Wealth Growth Fund	China Nature Assets Management Co., Ltd.
Harvest High-quality Enterprise Fund	Harvest Fund Management Co., Ltd.
Guangfa LOF	Guangfa Fund Management Co., Ltd.
China Universal Money Market Fund	China Universal Assets Management Co., Ltd.
Changxin Jinli Trend Fund	Chang Xin Asset Management Co., Ltd.

47.	COMMITMENTS

(a)	Operating lease commitments

The total future minimum lease payments in respect of non-cancellable operating leases were as follows:

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Within one year	697,763	541,502	393,494
After one year but not more than five years	1,989,622	1,504,905	1,090,840
More than five years	925,699	742,122	418,285

	3,613,084	2,788,529	1,902,619

APPENDIX I	FURTHER INFORMATION ON SPD BANK

(b)	Capital commitments

At the end of each reporting period, the Group had capital commitments as follows:

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Contracted but not provided for	739,556	314,791	71,178

(c)	Equity investment commitments

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Approved by the board but not contracted for	—	—	22,500

48.	NOTES ON THE MAIN ITEMS IN THE PARENT’S FINANCIAL STATEMENTS

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Investment in a subsidiary	164,000	27,500	—

In accordance with the HuYinJianHan (2008) No. 88 the “Comments on Approval for the Establishment of MianZhu Pufa Rural Bank by Shanghai Pudong Development Bank” issued by the China Banking Regulatory Commission Shanghai Bureau, ChuanYinJianFu (2008) No. 491 the “Approval for the Establishment of Mianzhu Pufa Rural Bank Co., Ltd.” issued by the CBRC Sichuan Bureau, and DeYinJianFa (2008) No. 334 the “Approval for the Opening of Mianzhu Pufa Rural Bank Co., Ltd” issued by Deyang Bureau., Mianzhu Pufa Rural Bank Co. Ltd. initiated by the Company, was established in Mianzhu, Sichuan Province on 26 December 2008.

The Company invested RMB27,500,000 in Mianzhu Pufa Rural Bank Co., Ltd, which accounted for 55% of the share capital and entitled it to 55% of the voting rights.

In accordance with the HuYinJianHan (2009) No. 137 the “Comments on Approval for the Establishment of Liyang Pufa Rural Bank by Shanghai Pudong Development Bank” issued by the China Banking Regulatory Commission Shanghai Bureau, ChangYinJianFu (2009) No. 87 the “Approval for the Opening of Liyang Pufa Rural Bank Co., Ltd.” issued by the CBRC Changzhou Bureau, Liyang Pufa Rural Bank Co., Ltd. initiated by the Company, was established in Liyang, Jiangsu Province on 24 June 2009.

The Company invested RMB25,500,000 in Liyang Pufa Rural Bank Co., Ltd, which accounted for 51% of the share capital and entitled it to 51% of the voting rights.

In accordance with the HuYinJianFu (2009) No. 606 the “Comments on Approval for plans related to the Establishment of Fengxian Pufa Rural Bank by Shanghai Pudong Development Bank ” issued by the China Banking Regulatory Commission Shanghai Bureau, YuYinJianFu (2009) No. 352 the “Approval for the Opening of Gongyi Pufa Rural Bank Co., Ltd.” issued by the CBRC Henan Bureau, and YuYinJianFu (2009) No. 342 the “Approval for the Establishment of Gongyi Pufa Rural Bank Co., Ltd” issued by Henan Bureau., Gongyi Pufa Rural Bank Co., Ltd. initiated by the Company, was established in Gongyi, Henan Province on 17 September 2009.

The Company invested RMB25,500,000 in Gongyi Pufa Rural Bank Co., Ltd, which accounted for 51% of the share capital and entitled it to 51% of the voting rights.

In accordance with the HuYinJianHan (2009) No. 126 the “Comments on Approval for the Establishment of Fengxian Pufa Rural Bank by Shanghai Pudong Development Bank” issued by the China Banking Regulatory Commission Shanghai Bureau, HuYinJianFu (2009) No. 576 the “Approval for the Opening of Fengxian Pufa Rural Bank Co., Ltd.” issued by the CBRC Shanghai Bureau, and HuYinJianFu (2009) No. 606 the “Comments on Approval for plans related to the Establishment of Fengxian Pufa Rural Bank by Shanghai Pudong Development Bank” issued by Shanghai Bureau., Fengxian Pufa Rural Bank Co., Ltd. initiated by the Company, was established in Fengxian, Shanghai on 20 August 2009.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

The Company invested RMB34,500,000 in Fengxian Pufa Rural Bank Co., Ltd, which accounted for 69% of the share capital and entitled it to 69% of the voting rights.

In accordance with the HuYinJianHan (2009) No. 318 the “Comments on Approval for the Establishment of Zixing Pufa Rural Bank by Shanghai Pudong Development Bank” issued by the China Banking Regulatory Commission Shanghai Bureau, ChenYinJian (2009) No. 9 the “Comments on Approval for the Establishment of Zixing Pufa Rural Bank Co., Ltd.” issued by the CBRC Chenzhou Bureau, and ChenYinJianFu (2009) No. 110 the “Approval for the Opening of Zixing Pufa Rural Bank Co., Ltd” issued by Chenzhou Bureau., Zixing Pufa Rural Bank Co. Ltd initiated by the Company, was established in Zixing, Hunan Province on 6 November 2009.

The Company invested RMB25,500,000 in Zixing Pufa Rural Bank Co., Ltd, which accounted for 51% of the share capital and entitled it to 51% of the voting rights.

In accordance with the HuYinJianHan (2009) No. 340 the “Comments on Approval for the Establishment of Ba’nan Pufa Rural Bank by Shanghai Pudong Development Bank” issued by the China Banking Regulatory Commission Shanghai Bureau, YuYinJianFu (2009) No. 215 the “Approval for the Opening of Ba’nan Pufa Rural Bank Co., Ltd.” issued by the CBRC Chongqing Bureau, and YuYinJianFu (2009) No. 209 the “Approval for the Establishment of Ba’nan Pufa Rural Bank Co., Ltd” issued by Chongqing Bureau., Ba’nan Pufa Rural Bank Co., Ltd. initiated by the Company, was established in Ba’nan, Chongqing on 23 December 2009.

The Company invested RMB25,500,000 in Ba’nan Pufa Rural Bank Co., Ltd, which accounted for 51% of the share capital and entitled it to 51% of the voting rights.

49.	FINANCIAL INSTRUMENTS RISK POSITION

(a)	Credit risk

Credit risk represents the potential loss that may arise from the failure of a debtor to meet its obligations or commitments to the bank. Credit risk is greater when counterparties are concentrated in a single industry or geographic location, because a group of otherwise unrelated counterparties could be adversely affected in their ability to repay their obligations due to economic developments affecting their common industry or location.

Concentration of credit risk exists if a number of clients are engaged in similar activities, or are located in the same geographic location or have comparable economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in the economy or other conditions. Concentration of credit risk indicates the relative sensitivity of the Company’s performance to developments affecting a particular industry or geographic location.

The Group conducts credit evaluations before granting facilities to individual customers, and regularly examines the credit limit. The means of credit risk management include obtaining mortgages and guarantors. For off statement of financial position credit commitments, the Group generally requires guarantee deposits to mitigate credit risk.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

On statement of financial position assets

As at 31 December 2009, outstanding loan balances to corporate customers grouped by industry were as follows:

	31 December 2009
	RMB	Foreign currency	Total
	RMB’000	RMB’000	RMB’000%
Industry
Agriculture	3,506,999	182,481	3,689,480	—
Manufacturing	194,914,740	7,540,526	202,455,266	22
Public utilities	48,008,007	220,703	48,228,710	5
Construction	47,306,099	947,246	48,253,345	5
Transportation and communications	67,802,953	1,531,347	69,334,300	7
Wholesale, retail and entertainment	83,279,286	5,036,697	88,315,983	10
Real estate	80,774,498	129,713	80,904,211	9
Social services	64,598,151	61,388	64,659,539	7
Others, primarily conglomerates and government related parties	159,667,867	5,598,269	165,266,136	18

Subtotal of corporate loans	749,858,600	21,248,370	771,106,970	83

Consumer loans	5,188,032	—	5,188,032	1
Mortgage loans	138,979,717	—	138,979,717	15
Others	13,523,937	56,095	13,580,032	1

Subtotal of personal loans	157,691,686	56,095	157,747,781	17

Total	907,550,286	21,304,465	928,854,751	100

	31 December 2008
	RMB	Foreign currency	Total
	RMB’000	RMB’000	RMB’000%
Industry
Agriculture	2,672,003	15,472	2,687,475	1
Manufacturing	169,440,728	5,223,276	174,664,004	25
Public utilities	48,136,179	127,608	48,263,787	7
Construction	37,937,115	28,667	37,965,782	5
Transportation and communications	50,017,105	591,571	50,608,676	7
Wholesale, retail and entertainment	66,950,311	2,171,047	69,121,358	10
Real estate	63,781,982	170,638	63,952,620	9
Social services	46,567,832	110,118	46,677,950	7
Others, primarily conglomerates and government related parties	93,260,855	2,541,018	95,801,873	14

Subtotal of corporate loans	578,764,110	10,979,415	589,743,525	85

Consumer loans	2,851,332	—	2,851,332	—
Mortgage loans	94,908,952	—	94,908,952	14
Others	10,016,896	43,965	10,060,861	1

Subtotal of personal loans	107,777,180	43,965	107,821,145	15

Total	686,541,290	11,023,380	697,564,670	100

APPENDIX I	FURTHER INFORMATION ON SPD BANK

	31 December 2007
	RMB	Foreign currency	Total
	RMB’000	RMB’000	RMB’000%
Industry
Agriculture	2,068,993	—	2,068,993	—
Manufacturing	134,066,751	6,450,514	140,517,265	26
Public utilities	29,740,882	60,029	29,800,911	5
Construction	30,608,810	71,464	30,680,274	5
Transportation and communications	34,413,027	1,459,231	35,872,258	7
Wholesale, retail and entertainment	55,907,554	3,234,476	59,142,030	11
Real estate	58,550,818	182,275	58,733,093	11
Social services	35,752,334	510,203	36,262,537	7
Others, primarily conglomerates and government related parties	66,442,592	1,199,474	67,642,066	12

Subtotal of corporate loans	447,551,761	13,167,666	460,719,427	84

Consumer loans	3,137,626	—	3,137,626	1
Mortgage loans	81,815,726	—	81,815,726	14
Others	5,282,068	33,531	5,315,599	1

Subtotal of personal loans	90,235,420	33,531	90,268,951	16

Total	537,787,181	13,201,197	550,988,378	100

Off statement of financial position credit commitments

As at 31 December 2009, the Company had credit commitments amounting to RMB300.8 billion, of which 7.81%, 22.53%, 11.83%, 2.45%, and 5.27% are related to customers domiciled in Shanghai, Zhejiang Province, Jiangsu Province, Beijing and Guangdong Province, respectively. The remaining credit commitments were relating to customers located elsewhere throughout the PRC.

Derivative financial instruments

All derivative contracts were transacted by the Company’s head office in Shanghai. Credit risk represents the inability of the counterparty to deliver payment in accordance with the terms of the derivative contracts. The fair value is the amount for which an asset could be exchanged, or a liability settled.

To mitigate the credit risk associated with derivative instruments, the Company enters into master netting agreements with certain counterparties. The Company subjects its derivative-related credit risk to the same credit approval and monitoring standards that it uses for managing other transactions that have exposure to credit risk.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

Maximum exposure to credit risk

The following shows the maximum credit risk exposures of statement of financial position items, contingent liabilities and commitments. The maximum exposures represent the credit risk exposures without taking account of any collateral and other credit enhancements.

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Due from the central bank	201,294,317	159,505,178	138,229,527
Due from banks and inter-bank placements	167,676,463	77,773,214	21,473,665
Reverse repurchase agreements	53,057,497	171,471,733	80,992,091
Precious metals	213,212	—	3,816,224
Loans and advances	910,508,026	681,266,568	535,657,646
HTM investments	136,745,989	110,600,017	—
AFS investments	89,982,423	57,754,770	89,148,752
Loans and receivables investments	33,657,198	23,261,377	22,384,546
Derivatives	607,340	2,287,774	347,575
Other assets	13,087,757	11,764,131	10,037,222

Total assets	1,606,830,222	1,295,684,762	902,087,248

Loan commitments	13,731,390	15,883,833	9,287,290
Other commitments	287,096,382	256,100,048	189,742,510

Maximum exposure to credit risk	1,907,657,994	1,567,668,643	1,101,117,048

Financial assets valued at fair value as shown above represent the credit exposures as at the end of each reporting period date without considering the future changes in fair value.

Collateral and other credit enhancements

The types and value of collateral are determined based on the counterparty’s credit risk valuation. The acceptance and value of the collateral form the basis to determine the execution standard by the Company.

The Company accepts the major types of collateral as below:

(i)	Reverse repurchase agreements: bills, bonds, and loans, etc.

(ii)	Corporate loans: real estate, machinery, land use rights, deposits, and pledge of stock right, etc.

(iii)	Retail loans: real estate, and deposits, etc.

The management examines the value of the collateral periodically and requires counterparties to increase the collateral if necessary.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

Overdue but not impaired financial assets ageing analysis

The ageing analysis of overdue but not impaired financial assets is shown as below:

	Within 3 months	3 months– 6 months	6 months– 1 year	More than 1 year	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
31 December 2009
Due from banks and other financial institutions	—	—	—	9,000	9,000
Corporate loans	86,334	448	—	—	86,782
Credit cards	192,132	—	—	—	192,132
Consumer loans	18,638	—	—	—	18,638
Mortgage loans	789,083	—	—	—	789,083
Others	162,094	—	—	—	162,094

Total	1,248,281	448	—	9,000	1,257,729

	Within 3 months	3 months– 6 months	6 months– 1 year	More than 1 year	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
31 December 2008
Due from banks and other financial institutions	—	—	—	9,000	9,000
Corporate loans	227,081	12,951	—	300	240,332
Credit cards	181,544	—	—	—	181,544
Consumer loans	14,703	—	—	—	14,703
Mortgage loans	1,221,140	—	—	—	1,221,140
Others	188,280	—	—	—	188,280

Total	1,832,748	12,951	—	9,300	1,854,999

31 December 2007
Due from banks and other financial institutions	—	—	—	—	—
Corporate loans	111,003	90,077	43,723	6,441	251,244
Credit cards	92,068	—	—	—	92,068
Consumer loans	16,749	—	—	—	16,749
Mortgage loans	1,145,998	—	—	—	1,145,998
Others	144,466	—	—	—	144,466

Total	1,510,284	90,077	43,723	6,441	1,650,525

APPENDIX I	FURTHER INFORMATION ON SPD BANK

Neither overdue nor impaired financial assets

The neither overdue nor impaired financial assets are shown as below:

	Neither overdue nor impaired financial assets
	High quality	Standard quality	Total
	RMB’000	RMB’000	RMB’000
31 December 2009
Due from banks and other financial institutions	167,667,463	—	167,667,463
Corporate loans	750,927,728	1,037,139	751,964,867
Credit cards	5,167,551	—	5,167,551
Consumer loans	4,528,352	—	4,528,352
Mortgage loans	101,353,255	23,964	101,377,219
Other loans	43,663,193	865	43,664,058
Reverse repurchase assets	53,057,497	—	53,057,497
Treasury bonds	57,861,878	—	57,861,878
Other listed bonds	169,890,178	—	169,890,178
Other unlisted bonds	31,865,934	—	31,865,934

Total	1,385,983,029	1,061,968	1,387,044,997

	Neither overdue nor impaired financial assets
	High quality	Standard quality	Total
	RMB’000	RMB’000	RMB’000
31 December 2008
Due from banks and other financial institutions	77,699,442	—	77,699,442
Corporate loans	571,110,013	8,323,623	579,433,636
Credit cards	3,812,539	—	3,812,539
Consumer loans	2,356,544	1,797	2,358,341
Mortgage loans	66,883,282	13,905	66,897,187
Other loans	32,018,763	5,949	32,024,712
Reverse repurchase assets	171,471,733	—	171,471,733
Treasury bonds	42,268,284	—	42,268,284
Other listed bonds	126,769,173	—	126,769,173
Other unlisted bonds	22,189,087	—	22,189,087

Total	1,116,578,860	8,345,274	1,124,924,134

APPENDIX I	FURTHER INFORMATION ON SPD BANK

	Neither overdue nor impaired financial assets
	High quality	Standard quality	Total
	RMB’000	RMB’000	RMB’000
31 December 2007
Due from banks and other financial institutions	21,364,392	—	21,364,392
Corporate loans	442,324,449	7,777,592	450,102,041
Credit cards	2,294,742	—	2,294,742
Consumer loans	2,628,883	12,129	2,641,012
Mortgage loans	61,077,220	18,439	61,095,659
Other loans	22,395,465	22,670	22,418,135
Reverse repurchase assets	80,992,091	—	80,992,091
Treasury bonds	21,329,947	—	21,329,947
Other listed bonds	71,270,410	—	71,270,410
Other unlisted bonds	22,384,546	—	22,384,546

Total	748,062,145	7,830,830	755,892,975

Rescheduled loans

The carrying amount of loans and advances that would otherwise be past due or impaired and whose terms have been renegotiated is as follows:

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Loans and advances to customers	209,188	399,274	631,245

(b)	Market risk

Market risk is the risk of loss arising from movements in observable market variables such as interest rates, exchange rates and equity markets. Market risks not only exist in the non-transaction business, but also in the transaction business. The Company’s market risk is mainly from interest risk and currency risk.

The Company established a framework and specific team to manage market risk. The monitoring and management of market risk is primarily performed by the Market Risk Management Department. The department is also responsible for drafting the policies relating to market risk management and submitting them to the Market Risk Management Committee. Under the current framework, the responsibility of the Market Risk Department mainly includes the management of market risk of trading business and currency risk. The market risk coming from trading business was due to the market maker business, finance business in delegation of clients and other short term market businesses.

The Company measured the market risk with consideration to the established benchmarks and management ability, the main methods of which composed sensitivity analysis and stress tests, etc. The market risk of new products and businesses should be recognised before their commencement in compliance with relevant company policies.

(i)	Currency risk

The Company is incorporated and operates in the PRC, with RMB as its reporting currency. The other major foreign currency in which the Company transacts business is USD.

From 21 July 2005 onwards, the PBOC reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies, which resulted in a gradual appreciation of RMB against USD.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

A breakdown of relevant assets and liabilities by currencies is as follows:

	31 December 2009
	RMB	USD	Other	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets:
Cash and balance with the central bank	203,636,819	1,227,743	254,385	205,118,947
Due from banks and other financial institutions	151,309,693	10,553,154	5,813,616	167,676,463
Reverse repurchase agreements	53,057,497	—	—	53,057,497
Precious metals	213,212	—	—	213,212
Derivative financial assets	412,010	44,537	150,793	607,340
Loans and advances to customers	889,416,195	19,362,658	1,729,173	910,508,026
AFS investments	89,475,792	506,631	—	89,982,423
HTM investments	136,406,076	339,913	—	136,745,989
Equity investment in associates and joint ventures	534,982	68,270	—	603,252
Loans and receivables investments	33,657,198	—	—	33,657,198
Other assets	21,049,028	3,349,793	148,792	24,547,613

Total assets	1,579,168,502	35,452,699	8,096,759	1,622,717,960

Liabilities:
Due to the central bank	48,000	—	—	48,000
Due to banks and other financial institutions	207,695,939	1,454,885	559,038	209,709,862
Repurchase agreements	1,264,882	—	—	1,264,882
Derivative financial liabilities	412,010	47,399	146,095	605,504
Due to customers	1,257,475,095	27,778,635	10,088,612	1,295,342,342
Dividends payable	17,920	—	—	17,920
Bonds issued	18,800,000	—	—	18,800,000
Other liabilities	28,290,968	260,964	290,073	28,842,005

Total liabilities	1,514,004,814	29,541,883	11,083,818	1,554,630,515

Net position	65,163,688	5,910,816	(2,987,059)	68,087,445

APPENDIX I	FURTHER INFORMATION ON SPD BANK

	31 December 2008
	RMB	USD	Other	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets:
Cash and balance with the central bank	160,741,934	1,592,743	266,581	162,601,258
Due from banks and other financial institutions	59,766,423	11,724,100	6,282,691	77,773,214
Reverse repurchase agreements	171,471,733	—	—	171,471,733
Derivative financial assets	1,797,390	189,407	300,977	2,287,774
Loans and advances to customers	670,371,026	10,245,570	649,972	681,266,568
AFS investments	57,259,851	494,919	—	57,754,770
HTM investments	110,600,017	—	—	110,600,017
Equity investment in associates and joint ventures	470,131	68,255	—	538,386
Loans and receivables investments	23,261,377	—	—	23,261,377
Other assets	9,173,143	9,856,374	2,840,828	21,870,345

Total assets	1,264,913,025	34,171,368	10,341,049	1,309,425,442

Liabilities:
Borrowing from central bank	—	—	—	—
Due to banks and other financial institutions	229,137,498	3,492,945	343,229	232,973,672
Repurchase agreements	19,682,401	—	—	19,682,401
Derivative financial liabilities	1,799,899	182,911	395,395	2,378,205
Due to customers	919,978,749	21,207,179	6,107,653	947,293,581
Dividends payable	11,935	—	—	11,935
Bonds issued	24,800,000	—	—	24,800,000
Other liabilities	39,160,423	1,010,186	413,240	40,583,849

Total liabilities	1,234,570,905	25,893,221	7,259,517	1,267,723,643

Net position	30,342,120	8,278,147	3,081,532	41,701,799

APPENDIX I	FURTHER INFORMATION ON SPD BANK

	31 December 2007
	RMB	USD	Other	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets:
Cash and balance with central banks	140,163,438	925,831	334,657	141,423,926
Due from banks and other financial institutions	10,686,795	7,385,886	3,400,984	21,473,665
Reverse repurchase agreements	80,992,091	—	—	80,992,091
Derivative financial assets	830	269,055	77,690	347,575
Trading securities	3,816,224	—	—	3,816,224
Loans and advances to customers	522,603,395	12,117,467	936,784	535,657,646
AFS investments	87,550,147	754,766	843,839	89,148,752
Equity investment in associates and joint ventures	396,560	92,676	—	489,236
Loan and receivables investments	22,384,546	—	—	22,384,546
Other assets	8,088,129	10,930,481	228,075	19,246,685

Total assets	876,682,155	32,476,162	5,822,029	914,980,346

Liabilities:
Borrowing from central bank	10,000	—	—	10,000
Due to banks and other financial institutions	62,314,186	3,593,271	239,387	66,146,844
Repurchase agreements	2,791,525	14,585	—	2,806,110
Derivative financial liabilities	82,115	1,750	448,783	532,648
Due to customers	739,071,828	18,381,066	6,019,999	763,472,893
Dividends payable	38,485	—	—	38,485
Bonds issued	23,600,000	—	—	23,600,000
Other liabilities	29,650,513	21,718	403,267	30,075,498

Total liabilities	857,558,652	22,012,390	7,111,436	886,682,478

Net position	19,123,503	10,463,772	(1,289,407)	28,297,868

The Group measured the possible effect on net foreign exchange gain or loss caused by fluctuations in foreign exchange rates’ through a sensitivity analysis. The table below shows the results of the sensitivity analysis at the end of each reporting period.

	31 December 2009 Foreign exchange rate fluctuation (%)		31 December 2008 Foreign exchange rate fluctuation (%)		31 December 2007 Foreign exchange rate fluctuation (%)
	-1%	+1%	-1%	+1%	-1%	+1%
Annualised profit/ equity increase/(decrease) (RMB’000)
USD	228,129	(228,129)	167,197	(167,197)	(104,638)	104,638
Other foreign currency	(3,528)	3,528	(23,272)	23,272	12,894	(12,894)

APPENDIX I	FURTHER INFORMATION ON SPD BANK

The sensitivity analysis was based on all assets and liabilities characteristic of static currency risk structure. The hypothesis was shown as below: (1) exchange rate sensitivity represents the exchange gain or loss caused by a 1% fluctuation in the absolute value of the relevant currency exchange rates (middle) at the end of each reporting period; (2) different currency rate’s fluctuation was simultaneous and in the same direction; (3) foreign currency position has contains a spot exchange position and a forward exchange position.

Based on the above-mentioned hypothesis, the actual exchange gain or loss may differ from the sensitivity analysis result.

(ii)	Interest rate risk

The interest rate risk comes from the mismatch between the maturity dates and revaluation dates of the interest-generating assets and interest-paid liabilities. The interest-generating assets and interest-paid liabilities are predominantly in RMB. The PBOC designated the lower limit of RMB loan rates and upper limit of RMB deposit rates.

As at 31 December 2009, the Group’s financial assets and financial liabilities categorised by the earlier of the contractual re-pricing date and the maturity date are as follows:

	Within 1 month	1 to 3 months	3 to 12 months	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Overdue/ non-interest bearing	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Assets:
Cash and balances with the central bank	201,294,317	—	—	—	—	—	—	—	3,824,630	205,118,947
Due from banks and other financial institutions	74,937,208	10,151,555	82,578,700	—	—	—	—	—	9,000	167,676,463
Reverse repurchase agreements	38,694,671	559,282	13,803,544	—	—	—	—	—	—	53,057,497
Precious metals	—	—	—	—	—	—	—	—	213,212	213,212
Derivative financial assets	—	—	—	—	—	—	—	—	607,340	607,340
Loans and advances to customers	207,179,134	234,783,451	442,342,534	5,591,478	5,995,519	1,854,187	2,189,051	8,734,167	1,838,505	910,508,026
Available-for-sale investments	9,637,429	46,428,144	14,589,473	3,639,094	4,345,707	1,556,539	2,872,464	6,145,953	767,620	89,982,423
Equity investment in associates and joint ventures	—	—	—	—	—	—	—	—	603,252	603,252
Held-to-maturity investments	2,426,720	5,581,509	33,842,960	43,907,343	35,268,824	5,516,807	4,729,432	5,472,394	—	136,745,989
Loans and receivables investments	—	315,227	22,161,878	108,737	9,583,081	24,085	119,721	1,344,469	—	33,657,198
Other assets	266,827	—	—	—	—	—	—	—	24,280,786	24,547,613

Total assets	534,436,306	297,819,168	609,319,089	53,246,652	55,193,131	8,951,618	9,910,668	21,696,983	32,144,345	1,622,717,960

Liabilities:
Due to the central bank	48,000	—	—	—	—	—	—	—	—	48,000
Due to banks and other financial institutions	119,190,274	30,780,611	52,888,977	5,300,000	200,000	1,350,000	—	—	—	209,709,862
Repurchase agreements	1,264,882	—	—	—	—	—	—	—	—	1,264,882
Derivative financial liabilities	—	—	—	—	—	—	—	—	605,504	605,504
Financial liabilities at fair value through profit or loss	—	—	—	—	—	—	—	—	237,326	237,326
Due to customers	628,042,030	194,257,369	370,267,400	45,476,145	27,962,156	16,622,723	10,048,699	969,324	1,696,496	1,295,342,342
Dividends payable	—	—	—	—	—	—	—	—	17,920	17,920
Bonds issued	—	—	7,000,000	2,600,000	1,000,000	8,200,000	—	—	—	18,800,000
Other liabilities	—	—	—	—	—	—	—	—	28,604,679	28,604,679

Total liabilities	748,545,186	225,037,980	430,156,377	53,376,145	29,162,156	26,172,723	10,048,699	969,324	31,161,925	1,554,630,515

Net position	(214,108,880)	72,781,188	179,162,712	(129,493)	26,030,975	(17,221,105)	(138,031)	20,727,659	982,420	68,087,445

APPENDIX I	FURTHER INFORMATION ON SPD BANK

As at 31 December 2008, the Group’s financial assets and financial liabilities categorised by the earlier of the contractual re-pricing date and the maturity date are as follows:

	Within 1 month	1 to 3 months	3 to 12 months	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Overdue/ non-interest bearing	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Assets:
Cash and balances with the central bank	159,505,178	—	—	—	—	—	—	—	3,096,080	162,601,258
Due from banks and other financial institutions	33,357,769	13,407,739	30,933,934	—	—	—	—	—	73,772	77,773,214
Reverse repurchase agreements	63,915,396	30,756,590	76,799,747	—	—	—	—	—	—	171,471,733
Derivative financial assets	—	—	—	—	—	—	—	—	2,287,774	2,287,774
Loans and advances to customers	137,330,833	156,790,106	368,583,653	4,673,978	2,301,905	2,168,695	2,379,337	5,316,909	1,721,152	681,266,568
Available-for-sale investments	39,140,988	1,808,499	6,635,840	1,448,783	1,084,755	416,906	1,378,734	5,450,644	389,621	57,754,770
Equity investment in associates and joint ventures	—	—	—	—	—	—	—	—	538,386	538,386
Held-to-maturity investments	4,394,836	18,375,299	21,455,536	26,792,782	32,293,006	1,201,788	3,348,282	2,738,488	—	110,600,017
Loans and receivables investments	—	—	—	22,139,970	101,816	308,403	19,983	691,205	—	23,261,377
Other assets	2,357,401	—	—	—	—	—	—	—	19,512,944	21,870,345

Total assets	440,002,401	221,138,233	504,408,710	55,055,513	35,781,482	4,095,792	7,126,336	14,197,246	27,619,729	1,309,425,442

Liabilities:
Due to the central bank	—	—	—	—	—	—	—	—	—	—
Due to banks and other financial institutions	84,332,126	48,407,424	89,734,122	3,100,000	2,300,000	3,500,000	1,600,000	—	—	232,973,672
Repurchase agreements	30,800	528,600	19,123,001	—	—	—	—	—	—	19,682,401
Derivative financial liabilities	—	—	—	—	—	—	—	—	2,378,205	2,378,205
Due to customers	611,213,285	79,791,739	157,206,532	33,375,711	23,626,353	24,369,828	13,405,595	1,135,355	3,169,183	947,293,581
Dividends payable	—	—	—	—	—	—	—	—	11,935	11,935
Bonds issued	6,000,000	—	5,000,000	2,000,000	2,600,000	1,000,000	8,200,000	—	—	24,800,000
Other liabilities	—	—	—	—	—	—	—	—	40,583,849	40,583,849

Total liabilities	701,576,211	128,727,763	271,063,655	38,475,711	28,526,353	28,869,828	23,205,595	1,135,355	46,143,172	1,267,723,643

Net position	(261,573,810)	92,410,470	233,345,055	16,579,802	7,255,129	(24,774,036)	(16,079,259)	13,061,891	(18,523,443)	41,701,799

APPENDIX I	FURTHER INFORMATION ON SPD BANK

As at 31 December 2007, the Group’s financial assets and financial liabilities categorised by the earlier of the contractual re-pricing date and the maturity date are as follows:

	Within 1 month	1 to 3 months	3 to 12 months	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Overdue/ non-interest bearing	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Assets:
Cash and balances with the central banks	138,037,406	—	—	—	—	—	—	—	3,386,520	141,423,926
Due from banks and other financial institutions	17,307,364	2,525,274	1,458,754	73,000	—	—	—	—	109,273	21,473,665
Reverse repurchase agreements	66,930,244	8,179,129	5,882,718	—	—	—	—	—	—	80,992,091
Derivative financial assets	—	—	—	—	—	—	—	—	347,575	347,575
Trading securities	826,812	3,140	2,986,272	—	—	—	—	—	—	3,816,224
Loans and advances to customers	111,267,553	100,866,679	285,317,836	16,711,353	7,303,720	1,591,414	3,547,440	6,835,101	2,216,550	535,657,646
Available-for-sale investments	10,474,091	7,954,849	31,272,829	4,362,604	26,171,083	2,025,824	2,213,292	4,309,564	364,616	89,148,752
Equity investment in associates and joint ventures	—	—	—	—	—	—	—	—	489,236	489,236
Loans and receivables investments	—	—	—	—	22,089,458	—	295,088	—	—	22,384,546
Other assets	3,207,326	—	—	—	—	—	—	—	16,039,359	19,246,685

Total assets	348,050,796	119,529,071	326,918,409	21,146,957	55,564,261	3,617,238	6,055,820	11,144,665	22,953,129	914,980,346

Liabilities:
Due to the central bank	—	10,000	—	—	—	—	—	—	—	10,000
Due to banks and other financial institutions	59,095,787	2,833,895	1,831,625	864,640	1,520,897	—	—	—	—	66,146,844
Repurchase agreements	1,740,425	845,685	220,000	—	—	—	—	—	—	2,806,110
Derivative financial liabilities	—	—	—	—	—	—	—	—	532,648	532,648
Due to customers	430,038,064	118,260,819	147,524,712	21,471,112	15,084,018	10,555,696	15,767,217	3,746,223	1,025,032	763,472,893
Dividends payable	—	—	—	—	—	—	—	—	38,485	38,485
Bonds issued	6,000,000	—	12,000,000	—	2,000,000	2,600,000	1,000,000	—	—	23,600,000
Other liabilities	—	—	—	—	—	—	—	—	30,075,498	30,075,498

Total liabilities	496,874,276	121,950,399	161,576,337	22,335,752	18,604,915	13,155,696	16,767,217	3,746,223	31,671,663	886,682,478

Net position	(148,823,480)	(2,421,328)	165,342,072	(1,188,795)	36,959,346	(9,538,458)	(10,711,397)	7,398,442	(8,718,534)	28,297,868

The Group measured the possible effect on profit before tax and equity caused by interest rate fluctuations through a sensitivity analysis. The table below shows the result of the sensitivity analysis at the end of each reporting period.

	31 December 2009 Interest rate changes		31 December 2008 Interest rate changes		31 December 2007 Interest rate changes
	-100	+100	-100	+100	-100	+100
Annualised profit before tax increase/(decrease) (RMB’000)	(1,992,491)	1,992,491	(1,461,079)	1,461,079	(904,534)	904,534
Equity increase/(decrease) (RMB’000)	698,446	(683,382)	628,840	(577,170)	1,004,254	(940,343)

The sensitivity analysis was performed on the basis of static characteristics of the interest risk of the assets and liabilities. In the relevant analysis, the fluctuation was only measured during one year, which reflected the effect on the annualised interest income given re-pricing of the assets and liabilities.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

The hypothesis was shown as below:

(1)	all assets and liabilities re-priced again at the beginning of the period for within three months and three to twelve months (i.e., assets and liabilities re-priced or matured within three months re-priced or matured immediately; all assets and liabilities re-priced or matured at three to twelve months re-priced or matured in three months);

(2)	the yield curve moved in parallel with interest rates;

(3)	there were no other changes to the portfolio of assets and liabilities.

Due to the variables mentioned above, the actual interest income may differ from the sensitivity analysis result.

(c)	Liquidity risk

Liquidity risk is the risk that funds will not be available to meet liabilities as they fall due, and it is the result of amount and maturity mismatches of assets and liabilities. The liquidity risk management system of the Group includes plan before-event, manage during-event, and adjust after-event and all cycles of the emergency plan. In accordance with the Group’s situation, according to the regulatory index systems, the series of the daily liquidity system was designed to monitor the execution of the relevant ratio limits, manage the index system’s grading, and adjust the different levels in different ways.

The maturity analysis of assets and liabilities of the Group, based on contractual discounted cash flow, as at 31 December 2009 is as follows:

	Overdue	Repayable on demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Assets:
Cash and balances with the central bank	—	205,118,947	—	—	—	—	205,118,947
Due from banks and other financial institutions	9,000	13,838,233	61,987,138	91,842,092	—	—	167,676,463
Reverse repurchase agreements	—	—	39,253,953	13,803,544	—	—	53,057,497
Precious metals	—	213,212	—	—	—	—	213,212
Loans and advances to customers	1,838,505	—	120,979,118	376,981,393	208,832,790	201,876,220	910,508,026
Available-for-sale investments	—	—	56,221,469	14,074,454	11,623,249	8,063,251	89,982,423
Held-to-maturity investments	—	—	13,892,938	20,684,346	93,767,800	8,400,905	136,745,989
Equity investment in associates and joint ventures	—	—	—	—	—	603,252	603,252
Loans and receivables investments	—	—	303,580	22,173,525	9,835,624	1,344,469	33,657,198
Derivative financial assets	—	—	66,758	123,410	246,665	170,507	607,340
Other assets	696,426	9,343,404	2,690,937	1,915,222	2,426,428	7,475,196	24,547,613

Total assets	2,543,931	228,513,796	295,395,891	541,597,986	326,732,556	227,933,800	1,622,717,960

Liabilities:
Due to the central bank	—	48,000	—	—	—	—	48,000
Due to banks and other financial institutions	—	59,107,598	65,100,102	74,613,402	10,888,760	—	209,709,862
Repurchase agreements	—	—	1,264,882	—	—	—	1,264,882
Financial liabilities at fair value through profit or loss	—	237,326	—	—	—	—	237,326
Due to customers	—	619,819,996	179,850,786	357,466,951	135,159,832	3,044,777	1,295,342,342
Dividends payable	—	17,920	—	—	—	—	17,920
Bonds issued	—	—	—	2,000,000	16,800,000	—	18,800,000
Derivative financial liabilities	—	137,421	22,952	31,042	243,581	170,508	605,504
Other liabilities	611,528	16,209,997	5,000,401	3,047,792	3,374,128	360,833	28,604,679

Total liabilities	611,528	695,578,258	251,239,123	437,159,187	166,466,301	3,576,118	1,554,630,515

Net position	1,932,403	(467,064,462)	44,156,768	104,438,799	160,266,255	224,357,682	68,087,445

Commitment	12,645,714	59,678,793	77,761,628	127,740,574	18,439,445	4,561,618	300,827,772

APPENDIX I	FURTHER INFORMATION ON SPD BANK

The maturity analysis of assets and liabilities of the Group, based on contractual discounted cash flow, as at 31 December 2008 is as follows:

	Overdue	Repayable on demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Assets:
Cash and balances with the central bank	—	162,601,258	—	—	—	—	162,601,258
Due from banks and other financial institutions	73,772	21,275,648	23,964,036	32,459,748	10	—	77,773,214
Reverse repurchase agreements	—	—	137,598,139	33,873,594	—	—	171,471,733
Trading securities	—	—	—	—	—	—	—
Loans and advances to customers	1,721,152	—	140,141,118	332,877,859	110,328,956	96,197,483	681,266,568
Available-for-sale investments	—	—	12,849,840	31,548,608	5,329,111	8,027,211	57,754,770
Held-to-maturity investments	—	—	17,834,070	14,145,519	75,881,942	2,738,486	110,600,017
Equity investment in associates and joint ventures	—	—	—	—	—	538,386	538,386
Loans and receivables investments	—	—	—	—	22,570,172	691,205	23,261,377
Derivative financial assets	—	—	155,410	339,106	1,407,618	385,640	2,287,774
Other assets	601,020	9,442,485	2,486,539	953,131	1,749,261	6,637,909	21,870,345

Total assets	2,395,944	193,319,391	335,029,152	446,197,565	217,267,070	115,216,320	1,309,425,442

Liabilities:
Due to the central bank	—	—	—	—	—	—	—
Due to banks and other financial institutions	—	80,649,033	47,106,188	93,382,797	11,835,654	—	232,973,672
Repurchase agreements	—	—	13,635,097	6,047,304	—	—	19,682,401
Due to customers	—	454,585,026	102,181,383	284,490,241	102,478,952	3,557,979	947,293,581
Dividends payable	—	11,935	—	—	—	—	11,935
Bonds issued	—	—	—	6,000,000	18,800,000	—	24,800,000
Derivative financial liabilities	—	—	154,332	231,040	1,546,784	446,049	2,378,205
Other liabilities	429,664	16,557,478	7,246,821	10,089,994	6,043,740	216,152	40,583,849

Total liabilities	429,664	551,803,472	170,323,821	400,241,376	140,705,130	4,220,180	1,267,723,643

Net position	1,966,280	(358,484,081)	164,705,331	44,956,189	76,561,940	110,996,140	41,701,799

Commitment	7,564,733	51,107,239	76,020,892	115,405,251	19,016,420	2,869,345	271,983,880

APPENDIX I	FURTHER INFORMATION ON SPD BANK

The maturity analysis of assets and liabilities of the Group, based on contractual discounted cash flow, as at 31 December 2007 is as follows:

	Overdue	Repayable on demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Assets:
Cash and balances with the central bank	—	141,423,926	—	—	—	—	141,423,926
Due from banks and other financial institutions	109,272	3,442,127	17,247,171	580,222	73,000	21,873	21,473,665
Reverse repurchase agreements	—	—	75,109,373	5,882,718	—	—	80,992,091
Trading securities	—	3,816,224	—	—	—	—	3,816,224
Loans and advances to customers	2,602,202	—	79,136,198	296,973,022	122,458,937	34,487,287	535,657,646
Available-for-sale investments	—	—	22,542,436	18,110,066	42,621,747	5,874,503	89,148,752
Equity investment in associates and joint ventures	—	—	—	—	—	489,236	489,236
Loans and receivables investments	—	—	48	4,141	22,380,357	—	22,384,546
Derivative financial assets	—	—	121,418	203,043	23,114	—	347,575
Other assets	187,218	5,963,329	1,588,591	4,740,129	1,229,095	5,538,323	19,246,685

Total assets	2,898,692	154,645,606	195,745,235	326,493,341	188,786,250	46,411,222	914,980,346

Liabilities:
Due to the central bank	—	10,000	—	—	—	—	10,000
Due to banks and other financial institutions	—	34,910,301	12,874,239	16,796,986	1,565,318	—	66,146,844
Repurchase agreements	—	—	965,985	1,840,125	—	—	2,806,110
Due to customers	—	407,966,399	65,180,447	228,630,570	59,618,098	2,077,379	763,472,893
Dividends payable	—	38,485	—	—	—	—	38,485
Bonds issued	—	—	—	8,000,000	15,600,000	—	23,600,000
Derivative financial liabilities	—	—	129,341	380,777	22,530	—	532,648
Other liabilities	—	11,420,050	1,921,223	16,023,176	700,747	10,302	30,075,498

Total liabilities	—	454,345,235	81,071,235	271,671,634	77,506,693	2,087,681	886,682,478

Net position	2,898,692	(299,699,629)	114,674,000	54,821,707	111,279,557	44,323,541	28,297,868

Commitment	7,038,891	39,391,811	67,488,572	69,931,870	14,902,951	275,704	199,029,799

Maturities are tabulated based at the end of each reporting period to due date.

50.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Subject to the existence of an active market (e.g, authorised securities exchange), the market value is the best reflection of the fair values of financial instruments. As there is no available market value for certain financial assets and liabilities held and issued by the Group, the present value or other valuation methods described below are adopted to determine the fair value of these assets and liabilities. However, the value determined by these methods is subject to the impact of future cash flows, timing assumptions and discount rates used.

The following methods and assumptions have been used in estimating fair value:

(i)	Financial assets at fair value through profit or loss including trading assets, derivatives and other transactions performed for trading purposes are measured at fair value by reference to the quoted market prices if available. If quoted market prices are not available, then fair values are estimated on the basis of pricing models or discounted cash flows. Fair value is the carrying amount of these items.

(ii)	The fair value of loans and receivables investments is estimated on the basis of pricing models or discounted cash flows.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

(iii)	The fair value of held-to-maturity securities investments is determined by reference to the market value if available. If quoted market prices are not available, then fair values are estimated on the basis of pricing models or discounted cash flows.

(iv)	The fair value of liquid assets and liabilities maturing within 12 months is assumed to be approximately equal to their carrying amount.

(v)	The fair value of fixed rate loans is estimated by comparing the market interest rates when the loans were granted with the current market rates offered on similar loans. Changes in the credit quality of loans within the portfolio are not taken into account in determining gross fair values as the impact of credit risk is recognised separately by deducting the amount of the impairment provision from both carrying amount and fair values.

(vi)	The interest rate of customer deposits might either be floating or fixed depending on types of products. The fair values of savings accounts and deposits without a maturity date are the amount payable on demand to customers. The fair values of deposits with fixed terms are determined by the discounted cash flow method. The discount rate adopted is the current interest rate of deposits with the same maturity as the remaining maturity of those deposits.

All the above-mentioned assumptions and methods provide a consistent basis for the calculation of the fair value of the Group’s assets and liabilities. However, other institutions may use different assumptions and methods, therefore the fair values disclosed by different financial institutions may not be entirely comparable.

The majority of the Group’s RMB loans and advances were made at fixed rates and most of the USD loans and advances were made at floating rates. Deposits are made at fixed rates or floating rates depending on their nature. Management estimates that the difference between the fair values and carrying amounts of loans and advances and deposits was not material as at 31 December 2009. The fair value of loans and advances is estimated by comparing market interest rates when the loans and advances were granted with current market rates offered on similar loans and advances. The fair value of deposits is estimated using the same concept.

(a)	Financial instruments measured at fair value

Determination of fair value and fair value hierarchy:

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1:	quoted prices in active markets for identical financial instruments

Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3:	inputs for the asset or liability that are not based on observable market data.

For the fair value determined by level 2 and level 3, those assumptions and approaches provide a consistent basis for the Company’s financial instruments fair value determination. However, since other financial institutions may use different assumptions and approaches, the fair value disclosed by different financial institutions may be not comparable.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

The following table summarises the analysis for financial instruments using the three level fair value hierarchy determinations.

2009-12-31	Level 1	Level 2	Level 3	Total
RMB’000
Financial assets:
Derivative financial assets	—	607,340	—	607,340
Financial assets at fair value through profit or loss	—	—	—	—
Available-for-sale financial assets	—	89,214,803	—	89,214,803

	—	89,822,143	—	89,822,143

Financial liabilities:
Derivative financial liabilities	—	605,504	—	605,504
Financial liabilities at fair value through profit or loss	—	237,326	—	237,326

	—	842,830	—	842,830

2008-12-31	Level 1	Level 2	Level 3	Total
RMB’000
Financial assets:
Derivative financial assets	—	2,287,774	—	2,287,774
Available-for-sale financial assets	—	57,365,150	—	57,365,150

	—	59,652,924	—	59,652,924

Financial liabilities:
Derivative financial liabilities	—	2,378,205	—	2,378,205

	—	2,378,205	—	2,378,205

2007-12-31	Level 1	Level 2	Level 3	Total
RMB’000
Financial assets:
Derivative financial assets	—	347,575	—	347,575
Trading securities	—	3,816,224	—	3,816,224
Available-for-sale financial assets	—	88,784,133	—	88,784,133

	—	92,947,932	—	92,947,932

Financial liabilities:
Derivative financial liabilities	—	532,648	—	532,648

	—	532,648	—	532,648

In 2009, there was no significant transfer from level 1 and level 2 to level 3, nor any significant transfer between level 1 and level 2 in the fair value hierarchy.

(b)	Financial instruments measured at cost

The Group’s financial assets mainly included cash, due from the central bank, due from and placement with banks and other financial institutions, loans and investments.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

Due from the central bank, placement and due from banks and other financial institutions

These financial assets are mainly priced at market interest rates with a maturity of less than one year. The carrying amounts approximate to the fair values accordingly.

Loans

Loans are mainly priced at floating rates close to the PBOC benchmark rates. The carrying amounts approximate to the fair values accordingly.

Available-for-sale equity investments

Available-for-sale equity investments which do not have any quoted market prices and whose fair values cannot be measured reliably are stated at cost less any impairment losses.

Financial liabilities

The Company’s financial liabilities mainly included placement and due to banks and other financial institutions, due to customers, subordinated bonds issued and long-term debt securities issued.

Placement and due to banks and other financial institutions

These financial liabilities are mainly priced at market interest rates with a maturity of less than one year. The carrying amounts approximate to the fair values accordingly.

Due to customers

Due to customers mainly represent customer deposits with a re-pricing date or a maturity date of less than one year. The carrying amounts approximate to the fair values accordingly.

As at the year end of 2007, 2008 and 2009, the difference between the carrying amounts and fair value of financial assets and liabilities are listed as follows:

	31 December 2009		31 December 2008		31 December 2007
	Book value	Fair value	Book value	Fair value	Book value	Fair value
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Financial assets:
HTM investments	136,745,989	137,267,446	110,600,017	114,405,196	—	—
Loans and receivables investments	33,657,198	33,835,933	23,261,377	24,125,204	22,384,546	22,382,916

	170,403,187	171,103,379	133,861,394	138,530,400	22,384,546	22,382,916

Financial liabilities:
Debts issued	18,800,000	18,401,379	24,800,000	25,245,907	23,600,000	23,587,111

APPENDIX I	FURTHER INFORMATION ON SPD BANK

51.	CAPITAL MANAGEMENT

The Group takes sufficient measures of capital management, fully in accordance with the requirements of the authorities, to cover the inherent risks in its business. The primary objectives of the Group’s capital management are to ensure that the Group not only complies with imposed regulatory capital requirements, but also maintains healthy ratios to maximise shareholders’ value. Given the change of the economic environment and risk characteristics, the Group will actively adjust the capital structure. Generally, the measures of adjusting the capital structure contain the change of the allocation of dividends, stock dividends and issuances of new bonds. There is no material change from the previous year with respect to the objectives and measures of the Group’s capital management.

The Group calculated and disclosed the capital adequacy ratio and core capital adequacy ratio in accordance with the “Capital Adequacy Ratio of Commercial Banks Management Policy” (CBRC[2004]2nd and amendment) and the calculation methods agreed by the regulatory authorities, the core capital included the capital stock, capital reserve, surplus reserve and retained profits. The affiliated capital included the revaluation reserve, general reserve and long-term sub prime bonds.

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Core capital	65,901,667	38,457,630	27,956,480
Affiliated capital	33,112,318	30,980,893	23,088,240

52.	RELATED PARTIES

Material transactions between the Company and related parties during the year are as follows:

	2009	2008	2007
	RMB’000	RMB’000	RMB’000
Interest income from:
Shanghai International Group Co., Ltd.	25,506	26,192	23,374
First Sino Bank	1,035	6,305	11,460
Bailian Group Co., Ltd.	15,085	1,631	N/A
Shanghi Bailian Group Co., Ltd.	5,727	N/A	N/A

Interest expense to:
Puyin Ansheng Fund Management Co., Ltd	292	N/A	N/A
Shanghai International Trust Co., Ltd.	4,229	N/A	N/A
First Sino Bank	122	98	156

Balances of loan receivables or inter-bank placements from related parties at the end of each reporting period are as follows:

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Shanghai International Group Co., Ltd.	400,000	400,000	400,000
First Sino Bank	—	37,540	250,000
Bailian Group Co., Ltd.	240,000	300,000	N/A
Shanghi Bailian Group Co., Ltd.	100,000	N/A	N/A
Shanghai State-Owned Asset Management Co., Ltd.	N/A	N/A	1,180,000
Shanghai Young Sun Investment Co., Ltd.	N/A	N/A	10,000

The above-mentioned transactions on loans or inter-bank placements were conducted under normal commercial terms and conditions.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

Balances of due to a related party at the end of each reporting period is as follows:

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Puyin Ansheng Fund Management Co., Ltd	65,813	N/A	N/A
Shanghai International Trust Co., Ltd.	224,047	N/A	N/A
First Sino Bank	15,914	15,435	8,174

Deposits made to the above-mentioned related parties were transacted at normal market interest rates.

Balances of unsettled letters of credit from related parties at the end of each reporting period are as follows:

	31 December 2009	31 December 2008	31 December 2007
	RMB’000	RMB’000	RMB’000
Puyin Ansheng Fund Management Co., Ltd	100	100	100
First Sino Bank	—	12,641	6,645
Bailian Group Co., Ltd.	341,350	204,765	N/A

The relationship of the above related parties to the Company is as follows:

Company	Relationship with the Company
Shanghai International Group Co., Ltd.	Shareholder of the Company

Shanghai International Trust and Investment Co., Ltd.	Shareholder of the Company

First Sino Bank	Associate of the Company

Puyin Ansheng Fund Management Co., Ltd.	Affiliate under common control
of the Company

Bailian Group Co., Ltd.	Enterprises that are significantly
influenced by the Company’s
key management personnel

Shanghai Guoxin Investment Development Co., Ltd.	Enterprises that are significantly
influenced by the Company’s
key management personnel

China National Tobacco Corporation, Jiangsu province	Enterprises that are significantly
influenced by the Company’s
key management personnel

Shanghai Postage Corporation	Enterprises that are significantly
influenced by the Company’s
key management personnel

Shanghai Bailian Group Co., Ltd.	Enterprises that are significantly
influenced by the Company’s
key management personnel

Shanghai Aijian Co., Ltd.	Enterprises that are significantly
influenced by the Company’s
key management personnel

Bailian (Hongkong) Co., Ltd.	Enterprises that are significantly
influenced by the Company’s
key management personnel

Note:	Shanghai Bailian Group Co., Ltd., Shanghai Aijian Co., Ltd. and Bailian (Hongkong) Co.,Ltd. , are new related parties of the Company.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

In the opinion of the directors, loans made to the above-mentioned shareholders and affiliated companies as well as to other related parties and shareholders who held less than 5% of the share capital of the Company were transacted at normal commercial terms and the interest rates charged on loans to these related parties were based on market rates set by the PBOC.

53.	FEES AND REMUNERATION PAID TO DIRECTORS, SUPERVISORS AND KEY MANAGEMENT PERSONNEL

53a.	Fees and remuneration paid by the Company to the directors, supervisors and key management personnel during the current financial year are as follows:

	2009	2008	2007
	RMB’000	RMB’000	RMB’000
Total remuneration	*	27,763	18,000
Total remuneration paid to the three highest paid directors	*	7,596	6,080
Total remuneration paid to the three highest paid senior executives	*	6,000	5,760
Allowance paid to independent directors	*	200	200
Other remuneration paid to independent directors	*	Nil	Nil

The number of directors who received remuneration from the Company falls into the following bands:

	2009	2008	2007
Below RMB1,200,000	*	2	Nil
RMB1,200,000 to RMB1,900,000	*	2	1
RMB1,900,001 to RMB2,000,000	*	5	6
Above RMB2,000,001	*	3	2

*:	For the year of 2009, pursuant to relevant regulations, fees and remuneration paid by the Company to the directors, supervisors and key management personnel will be announced subsequently once approved by the local government. The fees and remuneration payable doesn’t have a significant impact on the financial statements of 2009.

53b.	Fourteen directors and supervisors did not receive fees or any other form of remuneration from the Company during the year of 2008 (2007: 13).

54.	RETIREMENT BENEFITS

In accordance with the regulations of the related PRC Municipal Government where the Group operates, the Group is required to contribute employee retirement benefits to the Labor Department of the Municipal People’s Government. The contributions are calculated based on a percentage of the employees’ salaries, ranging from 8% to 23% (2008: 8% to 23%; 2007: 8% to 23%), as prescribed by local government policies at the respective localities where branches and sub-branches are based.

In addition, the Group participates in a corporate pension fund scheme managed by an insurance company. The Group pays a fixed contribution to the corporate pension fund under the arrangement of the scheme. The Group does not have a legal or constructive obligation to pay further amounts in respect of the employee benefits relating to services in the current and prior periods. All contributions are recognised as expenses when incurred.

55.	SUBSEQUENT FINANCIAL STATEMENT

No audited financial statements of the Group have been made up in respect of any period subsequent to 31 December 2009.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

C.	SPD BANK MANAGEMENT’S DISCUSSION AND ANALYSIS

After completion of the Subscription, SPD Bank will be accounted for in the books of the Company as an investment in associate, and the financial results of the SPD Bank will be accounted for by using the equity method of accounting.

I.	Consolidated Income Statement Analysis

Operating results

The financial information of SPD Bank for the three years ended 31 December, 2007, 2008 and 2009 prepared in accordance with IFRSs are set out in Part B of Appendix I. The following table sets forth, for the periods indicated, key indicators of SPD Bank’s operating results.

	For the year ended 31 December 2009	For the year ended 31 December 2008	For the year ended 31 December 2007
	(RMB’000)	(RMB’000)	(RMB’000)
Interest income	60,190,044	55,721,300	38,442,515
Interest expense	(26,651,656)	(24,186,964)	(14,262,545)
Net interest income	33,538,388	31,534,336	24,179,970
Net fee and commission income	2,206,966	1,794,549	1,129,439
Net trading income/(expense)	12,416	297,325	(212,863)
Other operating income, net	1,161,051	892,429	770,646
Operating income	36,918,821	34,518,639	25,867,192
Net operating income	33,866,158	31,047,224	22,350,457
Operating expenses	(16,640,379)	(15,797,566)	(11,619,484)
Operating profits	17,225,779	15,249,658	10,730,973
Profits before tax	17,296,024	15,303,455	10,755,397
Income tax expense	(4,080,887)	(2,787,624)	(5,259,526)
Profit for the year	13,215,137	12,515,831	5,495,871
Attributable to:
Owners of the parent company	13,216,581	12,515,968	5,495,871
Earnings per Share (RMB)	1.62	1.58	0.69

Net interest income

Net interest income has always been the largest component of SPD Bank’s operating income, representing 90.84%, 91.35% and 93.48% of its operating income for the three years ended 31 December, 2009, 2008 and 2007, respectively.

SPD Bank’s net interest income increased by 6.36% to RMB33.538 billion in 2009 compared to RMB31.534 billion in 2008, primarily due to the growth in average balance of interest-generating assets. Its net interest income in 2008 increased by 30.42% compared to RMB24.180 billion in 2007, primarily due to the increase in interest income from lending and debt businesses. The declining growth rate of net interest income in 2009 compared with the growth rate in 2008 reflected the negative impact of interest rate cut and the narrowing of interest spread of deposits and loans on the growth of net interest income.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

Interest income

The main components of interest income include interest income earned on: loans and advances to customers, debt investments, amounts due from the central bank, deposits and placements to banks and other financial institutions, reverse repurchase agreements as well as other interest income. SPD Bank’s interest income increased by 8.02% to RMB60.190 billion in 2009 compared to RMB55.721 billion in 2008, which in turn increased by 44.95% compared to RMB38.443 billion in 2007, primarily due to the increase in interest income resulting from the growth in loans.

Interest Income on Loans and Advances to Customers

Interest income on loans and advances to customers has been the largest component of SPD Bank’s interest income, representing 77.16%, 79.43% and 81.19% of its total interest income in 2009, 2008 and 2007, respectively. SPD Bank’s interest income on loans and advances to customers increased by 4.93% to RMB46.442 billion in 2009 compared to RMB44.258 billion in 2008, which in turn increased by 41.81% compared to RMB31.210 billion in 2007, primarily due to the relatively rapid growth in loans.

Interest Income on Debt Investments

Interest income on debt investments has been the second largest component of SPD Bank’s interest income, representing 8.16%, 9.03% and 6.89% of its interest income in 2009, 2008 and 2007, respectively. SPD Bank’s interest income on debt investments decreased by 2.33% to RMB4.913 billion in 2009 compared to RMB5.030 billion in 2008, which increased by 89.95% compared to RMB2.648 billion in 2007.

Interest Income on Amounts Due from the Central Bank

Interest income on amounts due from the central bank decreased by 3.38% to RMB2.40 billion in 2009 compared to RMB2.483 billion in 2008, primarily due to the decrease in interest rate for amounts due from the central bank. Interest income on amounts due from the central bank increased by 65.40% in 2008 compared to RMB1.501 billion in 2007, primarily due to the increase in SPD Bank’s statutory deposit reserves and surplus deposit reserves resulting from the increase in deposits from customers.

Interest Income on Deposits and Placements to Banks and Other Financial Institutions

Interest income on deposits and placements to banks and other financial institutions increased by 179.12% to RMB3.286 billion in 2009 compared to RMB1.177 billion in 2008, primarily due to the growth in average balance of deposits and placements to banks and other financial institutions. Interest income on deposits and placements to banks and other financial institutions decreased by 32.75% in 2008 compared to RMB1.751 billion in 2007, primarily due to the decline in return on assets of interbank transactions.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

Interest Income on Reverse Repurchase Agreements

Interest income on reverse repurchase agreements decreased by 22.44% to RMB1.945 billion in 2009 compared to RMB2.508 billion in 2008, primarily due to the decrease in average balance of reverse repurchase agreements. Interest income on reverse repurchase agreements increased by 324.07% in 2008 compared to RMB591 million in 2007, primarily due to the growth in the assets held under reverse repurchase agreements.

Interest Expense

The main components of the interest expense include the interest expense on: customer deposits, amounts due to banks and borrowings from other financial institutions, amounts due to the central bank and debts issued. The interest expense increased by 10.19% to RMB26.652 billion in 2009 compared to RMB24.187 billion in 2008, due to the increase in deposits and interbank funds. Interest expense increased by 69.58% in 2008 compared to RMB14.263 billion in 2007, primarily due to the increase in deposits.

Interest Expense on Customer Deposits

Customer deposits have always been a primary source of funding of SPD Bank. Interest expense on customer deposits represented 72.68%, 78.70% and 80.40% of SPD Bank’s total interest expense for the three years ended 31 December 2009, 2008 and 2007, respectively. Interest expense on customer deposits increased by 1.76% to RMB19.370 billion in 2009 compared to RMB19.035 billion in 2008, due to the increase in deposits. Interest expense on customer deposits increased by 65.99% in 2008 compared to RMB11.467 billion in 2007, primarily due to an increase in interest payable as a result of the increase in deposits.

Interest Expense on Amounts Due to Banks and Borrowings from Other Financial Institutions

Amounts due to banks and borrowings from other financial institutions mainly consist of domestic inter-bank deposits. The interest expense on amounts due to banks and borrowings from other financial institutions increased by 63.74% to RMB6.039 billion in 2009 compared to RMB3.688 billion in 2008, primarily due to the increase in interbank funds. The interest expense on amounts due to banks and borrowings from other financial institutions increased by 110.65% in 2008 compared to RMB1.751 billion in 2007, primarily due to SPD Bank’s strengthened marketing efforts in promoting inter-bank businesses, which resulted in the growth in inter-bank deposits and borrowings and hence an increased expense on interest payment to banks.

Interest Expense on Amounts Due to the Central Bank

Interest expense on amounts due to the central bank was RMB241 thousands, RMB48 thousands and RMB1,424 thousands for the three years ended 31 December 2009, 2008 and 2007, respectively. SPD Bank did not incur any significant interest expense on amounts due to the central bank in the years indicated above, and the amounts due to the central bank mainly represented the rediscounting of discounted bills.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

Interest Expense on Debts Issued

Interest expense on debts issued decreased by 12.84% to RMB0.908 billion in 2009 compared to RMB1.041 billion in 2008 since amongst the debts issued by SPD Bank, debts in the amount of RMB5 billion are floating-rate debts and the prevailing interest rates of such debts have decreased. Interest expense on debts issued increased by 47.41% in 2008 compared to RMB706 million in 2007, primarily due to the issuance by SPD Bank of RMB8.2 billion subordinated bonds in 2008.

SPD Bank issued ten-year subordinated bonds with a total value of RMB8.2 billion on the inter-bank bonds market publicly on 26 December 2008. SPD Bank has the right to redeem all or part of such bonds at their face value at the end of the fifth year, being 26 December 2013. Interest rate of these bonds is segmented and fixed, and interest is payable annually. The interest rate of the bonds for the first five years (interest accrual commencing from 26 December 2008) is 3.95% per annum and, if the early redemption option is not exercised, the interest rate of the bonds for the latter five years will be adjusted to 6.95% per annum. The repayment of the principal and payment of the interest of these bonds are subordinated to the deposits and other liabilities of SPD Bank but rank senior to the equity capital of SPD Bank.

The ten-year subordinated bonds issued by SPD Bank in 2007 were divided into two types, namely fixed-rate subordinated bonds of RMB1 billion and floating-rate subordinated bonds of RMB5 billion. The interest rate of the fixed-rate subordinated bonds is 6.00% per annum. SPD Bank has the right to redeem all or part of such bonds at their face value on 28 December 2012. If the early redemption option is not exercised, the interest rate will increase by 3%. The interest rate of the floating-rate subordinated bonds is 5.94% per annum, of which the base interest rate is 4.14% and the base spread is 1.80% . SPD Bank has the right to redeem all or part of such bonds at its face value on 28 December 2012. If the early redemption option is not exercised, the base spread will increase by 3%. The base interest rate will still be the benchmark one-year deposit rate promulgated by PBOC prevailing at the beginning of each interest year. The repayment of the principal and payment of the interest of such bonds are subordinated to the deposits and other liabilities of SPD Bank but rank senior to the equity capital of SPD Bank.

SPD Bank issued ten-year fixed-rate subordinated bonds with a total value of RMB2.6 billion on inter-bank bonds market privately in 2006. The interest rate of such bonds is 3.75% per annum. SPD Bank has the right to redeem all (but not part) of such bonds at its face value on 30 June 2011. If the early redemption option is not exercised, the interest rate of the bonds will increase to 6.75% per annum. The repayment of the principal and payment of the interest of such bonds are subordinated to the deposits and other liabilities of SPD Bank but rank senior to the equity capital of SPD Bank.

SPD Bank issued ten-year fixed-rate subordinated bonds with a total value of RMB2 billion on inter-bank bonds market privately in 2005. The interest rate of such bonds is 3.60% per annum. SPD Bank has the right to redeem all (but not part) of such bonds on the fifth interest payment date, being 28 December 2010. If the early redemption option is not exercised, the interest rate of the bonds will increase to 6.60% per annum. The repayment of the principal and payment of the interest of such bonds are subordinated to the deposits and other liabilities of SPD Bank but rank senior to the equity capital of SPD Bank.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

The sub-prime bond of SPD Bank with a tenor of five years and one month, matured on 8 July 2009. The interest rate of this bond was the benchmark one-year deposit rate promulgated by PBOC plus 2.62%, and the interest was paid annually. The repayment of the principal and payment of the interest of such bond were subordinated to the deposits and other liabilities of SPD Bank but ranked senior to the equity capital of SPD Bank.

Net Interest Spread and Net Interest Margin

The following table sets forth, for each of the years indicated, SPD Bank’s net interest spread and net interest margin. Net interest spread is the difference between the average yield on interest-generating assets and the average cost of interest-paying liabilities. Net interest margin is the ratio of net interest income to the average balance of total interest-generating assets.

	Year ended 31 December
	2009	2008	2007
Net Interest Spread	2.10%	2.91%	3.02%
Net Interest Margin	2.19%	3.05%	3.12%

SPD Bank’s net interest spread decreased in 2009 compared to that in 2008, which in turn decreased compared to that in 2007. The changes in net interest spread were primarily due to the gradually narrowing net interest spread as the China’s banking industry is currently in the interest rate cut cycle.

SPD Bank’s net interest margin decreased in 2009 compared to that in 2008, which in turn decreased compared to that in 2007. The changes in net interest margin were primarily due to the gradually narrowing net interest spread as the China’s banking industry is currently in the interest rate cut cycle.

Net Fee and Commission Income

SPD Bank’s net fee and commission income mainly consists of, among other things, guarantee and commitment fees, clearing and settlement fees, agency brokerage fees, bank card related income, consultation and financial advisory fees, loan related fees and fund related fees. For the years ended 31 December 2009, 2008 and 2007, SPD Bank’s net fee and commission income were RMB2.207 billion, RMB1.795 billion and RMB1.129 billion, representing 5.98%, 5.20% and 4.37% of its operating income, respectively. SPD Bank’s net fee and commission income increased by 22.98% in 2009 compared to that in 2008, which in turn increased by 58.89% compared to that in 2007, primarily due to the increase of fees from intermediary business.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

SPD Bank’s guarantee and commitment fees and commission income increased by 23.98% to RMB596 million in 2009 compared to RMB481 million in 2008, primarily due to a relatively significant increase in the fees income from syndicated loans and banker’s acceptances. Guarantee and commitment fees and commission income increased by 307.57% in 2008 compared to RMB118 million in 2007, primarily due to a relatively significant increase in the fees income from banker’s acceptances, guarantees, letters of credit and syndicated loans.

SPD Bank’s clearing and settlement fees and commission income increased by 7.91% to RMB208 million in 2009 compared to RMB193 million in 2008, primarily due to an increase of the fees from settlement of remittance transactions and cheque transactions. Clearing and settlement fees and commission income decreased by 46.71% in 2008 compared to RMB362 million in 2007, primarily due to a decrease in the fees from corporate banking business.

SPD Bank’s agency brokerage fees and commission income increased by 31.23% to RMB198 million in 2009 compared to RMB151 million in 2008, primarily due to a relatively significant increase in the income from underwriting debt financing instruments. Agency fees and commission income decreased by 21.77% in 2008 compared to RMB193 million in 2007, primarily due to a relatively significant decrease in the fees income from issuing treasury bonds as agent.

SPD Bank’s bank card related fees and commission income increased by 19.63% to RMB524 million in 2009 compared to RMB438 million in 2008, primarily due to a relatively significant increase in the fees income from Oriental Debit Card. Bank card related fees and commission income increased by 76.96% in 2008 compared to RMB248 million in 2007, primarily due to a relatively significant increase in fees income from credit cards and Oriental Debit Card.

SPD Bank’s consultation and financial advisory fees increased by 23.61% to RMB597 million in 2009 compared to RMB483 million in 2008, which in turn increased by 163.51% compared to RMB183 million in 2007. Such increases were primarily due to a relatively significant increase in the corporate financial advisory fees.

SPD Bank’s loan related fees decreased by 3.97% to RMB169 million in 2009 compared to RMB176 million in 2008, primarily due to a relatively significant decrease in the income from commitments fees. Loan related fees increased by 163.95% in 2008 compared to RMB67 million in 2007, primarily due to a relatively significant increase in the fees income from commitments and factoring business.

SPD Bank’s fund related fees decreased by 12.63% to RMB212 million in 2009 compared to RMB243 million in 2008, which in turn decreased by 25.95% in 2008 compared to RMB328 million in 2007. Such decreases in fund related fees income were primarily due to the adjustment of securities market.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

SPD Bank’s fee and commission expense decreased by 5.00% to RMB513 million in 2009 compared to RMB540 million in 2008, primarily due to a decrease in the credit cards fees. Fee and commission expense increased by 13.98% in 2008 compared to RMB474 million in 2007, primarily due to an increase in the fee expenses of interbank transactions using self-service terminals and offshore transactions.

Net Other Operating Income

Net other operating income consists of net foreign exchange gains, net gain on disposal of bond investments, net gain/(loss) on disposal of items of property and equipment, income from leasing of properties, net gain/(loss) on disposal of settled assets, dividends from financial investments, gain on gold trading and other income. For the years ended 31 December 2009, 2008 and 2007, SPD Bank’s net other income were RMB1,161 million, RMB892 million and RMB771 million, representing 3.15%, 2.59% and 2.98% of the total operating income, respectively. Increase in net other income during 2007 to 2009 was primarily due to the increase in the gain on disposal of bond investments and the dividends from financial investments.

Operating Expenses

SPD Bank’s operating expenses primarily consist of personnel expenses and general and administrative expenses.

SPD Bank’s operating expenses increased by 5.34% to RMB16.640 billion in 2009 compared to RMB15.798 billion in 2008, which in turn increased by 35.96% compared to RMB11.619 billion in 2007. Such increases were due to the increase in various operating expenses, in particular the increase in personnel expenses and business tax and surcharges.

Personnel Expenses

Personnel expenses are the largest component of SPD Bank’s operating expenses, including salaries and bonuses, insurance and social security contributions and retirement benefit plan. For the years ended 31 December 2009, 2008 and 2007, SPD Bank’s personnel expenses were RMB7.907 billion, RMB8.073 billion and RMB5.760 billion, representing 47.52%, 51.10% and 49.57% of its operating expenses, respectively. The increase in personnel expenses during 2007 to 2008 was due to the increase in the staff number and the composite increase of various personnel expenses.

As at 31 December 2009, 2008 and 2007, SPD Bank’s employee numbers were 21,877, 17,695 and 14,128, respectively. SPD Bank implements function and duty system, remuneration management, employee engagement procedures and performance appraisal system on the basis of the hierarchy of the branches and personnel. In respect of employee training, SPD Bank launched a plan for accelerating training of back-up talents for key posts and implemented the accreditation system for professional qualifications.

As at the Latest Practicable Date, SPD Bank has not implemented any employee share option scheme or share incentive scheme.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

General and Administrative Expenses

SPD Bank’s general and administrative expenses increased by 19.66% to RMB4.765 billion in 2009 compared to RMB3.982 billion in 2008, which in turn increased by 20.67% compared to RMB3.300 billion in 2007, reflecting the overall business growth of SPD Bank.

Impairment Provisions on Assets

SPD Bank’s impairment provisions on assets consist primarily of impairment provision on loans and advances and impairment provisions on other assets. The impairment provisions on other assets include the impairment provisions on other receivables, available-for-sale investments and settled assets. For the years ended 31 December 2009, 2008 and 2007, SPD Bank’s impairment provisions on loans and advances were RMB3.053 billion, RMB3.471 billion and RMB3.517 billion, respectively. Its impairment provision on loans and advances in 2009 decreased by 12.06% compared to the previous year, primarily due to the decrease in the costs of credit provision as a result of the enhanced loan quality, while its impairment provisions on loans and advances in 2008 were maintained at a similar level compared to that of the previous year, primarily due to the relatively stable loan business development and asset quality. For details in changes of SPD Bank’s impairment provision on loans and advances, please refer to Note 9 to the financial statements of SPD Bank for the years ended 31 December 2009, 2008 and 2007 prepared in accordance with IFRSs as set out in Part B of Appendix 1 to this circular.

Profit Before Tax

As a result of the foregoing, SPD Bank’s profit before tax for the year ended 31 December 2009 increased by 13.02% to 17.296 billion compared to RMB15.303 billion for the year ended 31 December 2008, which in turn increased by 42.29% compared to RMB10.755 billion for the year ended 31 December 2007.

Income Tax

SPD Bank’s income tax expense for the year ended 31 December 2009 increased by 46.39% to RMB4.081 billion compared to RMB2.788 billion for the year ended 31 December 2008, primarily due to the relatively low effective tax rate in 2008 as a result of the reversal of over-provision in previous years. SPD Bank’s income tax expense for the year ended 31 December 2008 decreased by 47.00% compared to RMB5.260 billion for the year ended 31 December 2007, primarily due to the decrease in tax liability as a result of the implementation of the new tax law.

Net Profit

As a result of all the foregoing factors, SPD Bank’s net profit for the year ended 31 December 2009 increased by 5.59% compared to the previous year, and its net profit for the year ended 31 December 2008 increased by 127.73% compared to 2007.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

II.	Analysis on Items in the Consolidated Balance Sheet

Assets

As at 31 December 2009, SPD Bank’s total assets amounted to RMB1,622.718 billion, a 23.93% increase from RMB1,309.425 billion as at 31 December 2008, which in turn was a 43.11% increase from RMB914.980 billion as at 31 December 2007. The main components of SPD Bank’s total assets include, among other things, loans and advances to customers, cash and balances with the central bank, amounts due from banks and other financial institutions, reverse repurchase agreements, available-for-sale investments and held-to-maturity financial assets. Increase in SPD Bank’s total assets during 2007 to 2009 was primarily due to the growth in loans.

Loans and Advances to customers

SPD Bank’s loans and advances to customers, net of the impairment provision, represented 56.11%, 52.03% and 58.54% of SPD Bank’s total assets as at 31 December 2009, 2008 and 2007, respectively. As at 31 December 2009, SPD Bank’s loans and advances amounted to RMB910.508 billion, a 33.65% increase from RMB681.267 billion as at 31 December 2008, which in turn was a 27.18% increase from RMB 535.658 billion as at 31 December 2007.

Distribution of Loans by Product Type

					RMB’000

	31 December 2009		31 December 2008		31 December 2007
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Corporate loans	730,839,811	78.68%	563,691,887	80.81%	440,703,979	79.98%
Consumer loans	5,188,032	0.56%	2,851,332	0.41%	3,137,626	0.57%
Mortgage loans	138,979,717	14.96%	94,908,952	13.61%	81,815,726	14.85%
Discounted bills	39,840,812	4.29%	25,774,701	3.69%	19,996,352	3.63%
Factoring	426,347	0.05%	276,938	0.04%	19,096	0.003%
Others	13,580,032	1.46%	10,060,860	1.44%	5,315,599	0.96%

Total	928,854,751	100%	697,564,670	100%	550,988,378	100%

Corporate loans have always been the largest component of SPD Bank’s loan portfolio. Corporate loans as at 31 December 2009 increased by 29.65% compared to 31 December 2008, which in turn increased by 27.91% compared to 31 December 2007. The steadily increasing corporate loans was primarily due to the steady growth of asset scale.

Mortgage loans as at 31 December 2009 increased by 46.43% compared to 31 December 2008, which in turn increased by 16.00% compared to 31 December 2007, primarily due to SPD Bank’s proactive restructuring of its credit asset structure by increasing its efforts to expand its mortgage loan business while at the same time steadily developing its loan business.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

Discounted bills and factoring as at 31 December 2009 increased by 54.57% and 53.95% respectively, compared to 31 December 2008, which in turn increased by 28.90% and 13.50 times respectively, compared to 31 December 2007. The increase of discounted bills and factoring were primarily due to the steadily growing discounted bills and factoring businesses as a result of the steady growth of asset scale.

Consumer loans as at 31 December 2009 increased by 81.95% compared to 31 December 2008, primarily due to SPD Bank’s proactive restructuring of its credit asset structure by increasing its efforts to expand various retail loans including consumer loans business, while at the same time developing its loan business. Consumer loans as at 31 December 2008 decreased by 9.12% compared to 31 December 2007, primarily due to the lower demand of consumer loans as a result of the macroeconomic impact for the corresponding period.

Other loans consists mainly of credit cards, overdraft facilities for Oriental Debit Card and personal loan secured by treasury bonds. These loans as at 31 December 2009 increased by 34.98% compared to 31 December 2008, which in turn increased by 82.27% compared to 31 December 2007. The growth of other loans was primarily due to the growth in credit cards and overdraft facilities for Oriental Debit Card.

Distribution of Loans by Collateral

					RMB’000

	31 December 2009		31 December 2008		31 December 2007
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Loans and advances:
Guaranteed	261,019,592	28.10%	204,439,541	29.31%	181,939,156	33.02%
Secured by mortgages and other collaterals	415,901,312	44.78%	288,380,361	41.34%	234,387,057	42.54%
Unsecured	208,198,977	22.41%	175,995,645	25.23%	111,355,411	20.21%

Trade finance:
Import and export advances	3,467,711	0.37%	2,697,484	0.39%	3,291,306	0.60%
Factoring	426,347	0.05%	276,938	0.04%	19,096	0.003%
Discounted bills	39,840,812	4.29%	25,774,701	3.69%	19,996,352	3.63%

Total	928,854,751	100%	697,564,670	100%	550,988,378	100%

The major types of loans provided by SPD Bank are loans secured by mortgages and other collaterals, guaranteed loans and unsecured loans. Guaranteed loans as at 31 December 2009 increased by 27.68% compared to 31 December 2008, which in turn increased by 12.37% compared to 31 December 2007.

Loans secured by mortgages and other collaterals are the largest component of SPD Bank’s loan portfolio. Loans secured by mortgages and other collaterals as at 31 December 2009 increased by 44.22% compared to 31 December 2008, which in turn increased by 23.04% compared to 31 December 2007.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

Unsecured loans as at 31 December 2009 increased by 18.30% compared to 31 December 2008, which in turn increased by 58.05% compared to 31 December 2007.

Import and export advances as at 31 December 2009 increased by 28.55% compared to 31 December 2008, which decreased by 18.04% compared to 31 December 2007.

Factoring as at 31 December 2009 increased by 53.95% compared to 31 December 2008, which in turn increased by 13.50 times compared to 31 December 2007.

Discounted bills as at 31 December 2009 increased by 54.57% compared to 31 December 2008, which in turn increased by 28.90% compared to 31 December 2007.

The abovementioned growth in various types of loans is mainly due to the steady growth of different business as a result of the steady growth of asset scale.

Loan quality

SPD Bank classifies its loans into 5-tiers in accordance with the guidelines of the CBRC, details of which are set out in the following table:

					RMB’000

	31 December 2009		31 December 2008		31 December 2007
5-tiers	Amount	% of Total	Amount	% of Total	Amount	% of Total
Normal	914,092,268	98.41%	678,844,224	97.32%	532,887,750	96.71%
Special Mention	7,302,429	0.79%	10,253,289	1.47%	10,077,592	1.83%
Substandard	4,192,115	0.45%	4,921,831	0.71%	2,955,647	0.54%
Doubtful	1,962,286	0.21%	2,268,891	0.33%	3,861,627	0.70%
Loss	1,305,652	0.14%	1,276,435	0.17%	1,205,762	0.22%

Total	928,854,750	100%	697,564,670	100%	550,988,378	100%

According to relevant guidelines of the CBRC, loans which are graded substandard, doubtful and loss are non-performing loans. As at 31 December 2009, SPD Bank’s non-performing loan ratio decreased by 0.41 percentage points to 0.80% compared to 31 December 2008, and its allowance to non-performing loans increased by 53.44 percentage points to 245.93% compared to 31 December 2008. As at 31 December 2008, SPD Bank’s non-performing loan ratio decreased by 0.25 percentage points to 1.21% compared to 31 December 2007, and its allowance to non-performing loans increased by 1.41 percentage points to 192.49% compared to 31 December 2007. This reflects the fact that during 2007 to 2009, the development of SPD Bank’s credit facility business and its assets quality remain stable, and its non-performing loan ratio had continuously decreased.

Available-for-Sale Investments

SPD Bank’s available-for-sale investments include available-for-sale equity investments and available-for-sale quoted investments. As at 31 December 2009, SPD Bank’s available-for-sale investments increased by 55.80% to RMB89.982 billion compared to RMB57.755 billion as at 31 December 2008, primarily due to an increase in SPD Bank’s holdings of PBOC bills. As at 31 December 2008, SPD Bank’s available-for-sale investments decreased by 35.22% compared to RMB89.149 billion as at 31 December 2007, primarily due to the decrease of PBOC bills, RMB government bonds and other RMB bonds held by SPD Bank.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

Held-to-Maturity Investments

As at 31 December 2009, SPD Bank’s held-to-maturity investments increased by 23.64% to RMB136.746 billion compared to RMB110.600 billion as at 31 December 2008, primarily due to an increase in the investments in treasury bonds and local government bonds. As at 31 December 2007, SPD Bank had no held-to-maturity investments. According to relevant regulations, in 2008, SPD Bank reclassified certain available-for-sale investments into held-to-maturity investments, using amortized cost method of valuation.

Liabilities

SPD Bank’s liabilities primarily consist of customer deposits, amounts due to banks and other financial institutions, income tax payable, repurchase agreements, amounts due to the central bank, dividends payable, bonds issued and other liabilities. As at 31 December 2009, SPD Bank’s total liabilities increased by 22.63% to RMB1,554.631 billion compared to RMB1,267.724 billion as at 31 December 2008, which in turn increased by 42.97% compared to RMB886.682 billion as at 31 December 2007. Customer deposits have always been SPD Bank’s primary source of funding and represented 83.32%, 74.72% and 86.10% of the total liabilities of SPD Bank for the three years ended 31 December, 2009, 2008 and 2007, respectively.

Customer Deposits

As at 31 December 2009, SPD Bank’s total customer deposits increased by 36.74% to RMB1,295.342 billion compared to RMB947.294 billion as at 31 December 2008, which in turn increased by 24.08% compared to RMB763.473 billion as at 31 December 2007. From 31 December 2007 to 31 December 2009, SPD Bank’s customer deposits had increased significantly and its credit capability had been enhanced. The increase of customer deposits was primarily due to the increase of deposits from corporate customers as well as the increased efforts of SPD Bank in developing low-cost deposits for settlement purposes and demand deposits.

III.	Capital Resources

Shareholders’ Equity

SPD Bank’s total shareholders’ equity increased from RMB28.298 billion as at 31 December 2007 to RMB41.702 billion as at 31 December 2008, and further to RMB68.087 billion as at 31 December 2009. The increase in the shareholders’ equity was primarily due to the growth in net profit and the positive change in the fair value of available-for-sale financial assets for the corresponding period as well as SPD Bank’s replenishment of capital through the issue of shares.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

Capital Adequacy

SPD Bank computed its core capital and supplementary capital in accordance with the Measures for the Management of Capital Adequacy Ratios of Commercial Banks issued by the CBRC and the methodology recognized by the regulatory authorities. Core capital comprises the share capital, capital reserve, surplus reserves and the retained profits. Supplementary capital includes the revaluation reserve, general reserve and long-term subordinated bonds. As of 31 December 2009, SPD Bank’s capital adequacy ratio and core capital adequacy ratio are 10.34% and 6.90% respectively, having complied with relevant regulatory requirements. During the period from 2007 to 2009, SPD Bank replenished its capital and enhanced its capital adequacy ratio through the issue of shares and bonds, which strengthened its risks management capability.

Share Issue

As at 30 June 2009, SPD Bank’s capital adequacy ratio was 8.11% and its core capital adequacy ratio was 4.68%, both of which were lower than the average level of the industry. In order to replenish the core capital, in 2009, SPD Bank issued 904,159,132 ordinary shares denominated in RMB at an issue price of RMB16.59 per share to nine investors including Haitong Securities Co., Ltd. through a private placement, raising a total of approximately RMB15.00 billion. The capital so raised, after deducting the expenses for the share issue, was all used to replenish SPD Bank’s core capital so as to enhance its capital adequacy ratio. Upon completion of the share issue, as at 30 September 2009, SPD Bank’s core capital adequacy ratio increased to 6.76% and its capital adequacy ratio reached 10.16%.

In addition, SPD Bank adjusted its capital structure through adjusting the means it distributes dividends so that its capital adequacy ratio can be maintained at a level of being able to safeguard its operation. For the year ended 31 December 2009, SPD Bank proposed to distribute cash dividend of RMB1.50 (tax inclusive) and three bonus shares for every ten shares held on the basis of the total number of its issued shares as at 31 December 2009. Such profit distribution proposal is subject to the approval at the general meeting of SPD Bank. For the years ended 31 December 2008 and 31 December 2007, SPD Bank distributed cash and bonus shares to all of its shareholders based on the total numbers of its issued shares as at 31 December 2008 and 31 December 2007 (for 2008, cash dividend of RMB2.30 (tax inclusive) and four bonus shares were distributed to the shareholders for every ten shares they held; for 2007, cash dividend of RMB1.60 (tax inclusive) and three bonus shares were distributed to the shareholders for every ten shares they held). Through adjusting the cash dividend proportion, SPD Bank raised the level of its retained earnings in order to replenish its core capital.

Bonds issue

SPD Bank has not issued any bonds in 2009.

In 2008, SPD Bank issued ten-year subordinated bonds in the principal amount of RMB8.20 billion to replenish its supplementary capital. For details, please refer to the section “Consolidated Income Statement Analysis—Net Interest Income—Interest Expense—Interest Expense on Debts Issued”.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

In 2007, SPD Bank issued, through a public offering, ten-year subordinated bonds in the principal amount of RMB6.00 billion to replenish its supplementary capital. For details, please refer to “Consolidated Income Statement Analysis—Net Interest Income—Interest Expense—Interest Expense on Debts Issued”.

IV.	Segmental analysis

The principal business of SPD Bank are commercial lending and public deposits taking. SPD Bank’s main source of funding for its consumer and corporate lending business is customer deposits. SPD Bank operates in Mainland China and the segment report is presented according to the organization structure, regulatory requirements and internal reporting regulations and is determined based on the geographical locations as: Shanghai, Zhejiang Province, Beijing, Jiangsu Province, Guangdong Province and others.

The Group’s operation is located in Mainland China. The Group analyzes the interest income, interest expense, depreciation and amortization, revenue, assets, liabilities, loans and advances, customer deposits and capital expenditure by different geographical segments. For details of the geographical segment report, please refer to Note 4 to the financial statements of SPD Bank for the years ended 31 December 2009, 2008 and 2007 prepared in accordance with the IFRSs set out in Part B of Appendix 1 to this circular.

V.	Contingent liabilities

SPD Bank granted credit facilities to some customers, and held outstanding credit commitments at any time during the year. Such commitments include unutilized credit facilities granted by SPD Bank to its credit card customers and contracted loan commitments.

SPD Bank issued voucher treasury bonds in delegation of Ministry of Finance of the PRC. The owners of the voucher treasury bonds shall have the right to request for the redemption of, and the Company shall be obliged to redeem, the voucher treasury bonds at any time before the maturity date. The redemption value shall be all the interest payable until the redemption date. As at 31 December 2009, 31 December 2008 and 31 December 2007, the balances of immature unredeemed voucher treasury bonds were RMB3.380 billion, RMB3.578 billion and RMB4.036 billion, respectively. Repayment will not be made by the Ministry of Finance immediately upon the early redemption of the voucher treasury bonds and all principal and interests will be repaid upon maturity. The management of SPD Bank believes that the amount of the voucher treasury bonds required to be redeemed by SPD Bank before the maturity date thereof will not be significant.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

VI.	Liquidity

Liquidity risk is the risk that the funds will not be available to meet liabilities as they fall due, and it results from amount and maturity mismatches of assets and liabilities. Liquidity risk management system of SPD Bank includes plan before-event, manage during-event, and adjust after-event and all cycles of the emergency plan. For the years ended 31 December 2009, 31 December 2008 and 31 December 2007, the relevant ratios of SPD Bank are set out in the table below:

Item	Standard			Year ended 31 December 2009		Year ended 31 December 2008		Year ended 31 December 2007
				Year-end	Average	Year-end	Average	Year-end	Average
				%	%	%	%	%	%
Liquidity ratio	RMB	≥	25	48.71	47.95	55.24	44.20	39.60	40.97
	Foreign currency	≥	60	55.32	80.90	91.22	64.78	58.29	83.69
Loans-to-deposit ratio	RMB	≤	75	71.60	74.42	72.85	71.06	70.24	72.55
	Foreign currency	≤	85	56.27	43.89	40.36	53.90	54.22	45.59

All the ratios shown in above table are basically within the standard ranges, indicating that the liquidity of SPD Bank as a whole is in good condition. The foreign currency liquidity ratios at the end of 2007 and 2009 are slightly lower than the standard range because the balances of foreign currency demand deposits are relatively higher at the end of the year.

VII.	Interest Rate and Currency Risks

The market risks to which SPD Bank is primarily exposed to are interest rate risk and currency risk. Since October 2007, the PBOC strengthened its control over the macro-economy by implementing different policies, including the adjustment for several times of the lending and deposit interest rates and the deposit reserve ratio, public market operation and window guidance. Narrowing down the interest spread resulted in certain negative impact on the profitability of SPD Bank. With respect to foreign exchange, the increase in elasticity of RMB exchange rates increases the currency risk that SPD Bank is exposed to and there is certain potential liquidity risk in respect of currency in the middle-to-long run. SPD Bank mainly implemented methods that include limits management, interest rate sensitivity analysis and pressure test to measure, monitor and control market risks on a regular basis, and used derivatives (including interest rate swap and forward interest rate) in different combination to realize the transfer and hedging of market risks, and effectively controlled its market risks.

APPENDIX I	FURTHER INFORMATION ON SPD BANK

Interest rate risk

The interest rate risk of SPD Bank comes from the mismatch between maturity dates and revaluation dates in relation to its interest-generating assets and interest-paying liabilities. The interest-generating assets and interest-paying liabilities of SPD Bank are mainly denominated in RMB. SPD Bank measured the possible effect on profit before tax and equity caused by interest rate fluctuations through sensitivity analysis. The table below shows the results of the interest rate sensitivity analysis based on SPD Bank’s floating-rate assets and liabilities as at 31 December 2009, 31 December 2008 and 31 December 2007:

	31 December 2009 Interest rate changes (Basis Points)		31 December 2008 Interest rate changes (Basis Points)		31 December 2007 Interest rate changes (Basis Points)
	-100	+100	-100	+100	-100	+100
Annualized profit before tax increase/(decrease) (RMB’000)	(1,992,491)	1,992,491	(1,461,079)	1,461,079	(904,534)	904,534
Equity increase/(decrease) (RMB’000)	698,446	(683,382)	628,840	(577,170)	1,004,254	(940,343)

Currency risk

SPD Bank is mainly involved in RMB business while a majority of its foreign currency business is USD business. As at 31 December 2009, 31 December 2008 and 31 December 2007, the loans and advances in USD from SPD Bank to its customers were RMB19.363 billion, RMB10.246 billion and RMB12.117 billion, representing 2.13%, 1.50% and 2.26% of the total loans and advances, respectively. As at 31 December 2009, 31 December 2008 and 31 December 2007, SPD Bank’s customer deposits in USD were RMB27.779 billion, RMB21.207 billion and RMB18.381 billion, representing 2.14%, 2.24% and 2.41% of SPD Bank’s total customer deposits, respectively. SPD Bank measured the possible effect on net foreign exchange gain or loss caused by fluctuations in foreign exchange rates through sensitivity analysis. The table below shows the results of the foreign exchange rate sensitivity analysis based on SPD Bank’s assets and liabilities as at 31 December 2009, 31 December 2008 and 31 December 2007:

	31 December 2009 Foreign exchange rate fluctuation (%)		31 December 2008 Foreign exchange rate fluctuation (%)		31 December 2007 Foreign exchange rate fluctuation (%)
	-1%	+1%	-1%	+1%	-1%	+1%
Annualized profit/Equity increase (decrease) (RMB’ 000)
USD	228,129	(228,129)	167,197	(167,197)	(104,638)	104,638
Other foreign currency	(3,528)	3,528	(23,272)	23,272	12,894	(12,894)

APPENDIX I	FURTHER INFORMATION ON SPD BANK

VIII.	Major Acquisitions and Disposals of Subsidiaries, Joint Ventures and Associates

After having obtained the approvals from the CBRC and the CSRC in 2007, SPD Bank, Ansheng France and Shengrong Shanghai jointly established Puyin Ansheng Fund Management Co., Ltd. and SPD Bank holds 51% of the total equity of Puyin Ansheng Fund Management Co., Ltd.

In 2007, SPD Bank subscribed for a further 20% equity interest in First Sino Bank (a bank in the PRC). Upon completion of such subscription, SPD Bank holds 30% of the enlarged share capital of First Sino Bank.

In 2008, SPD Bank established a new subsidiary in the PRC, namely Mianzhu Pufa Rural Bank Co., Ltd., whose registered capital is RMB50 million, of which 55% is held by SPD Bank.
In 2009, SPD Bank established five new subsidiaries in the PRC, namely Liyang Pufa Rural Bank Co., Ltd., Fengxian Pufa Rural Bank Co., Ltd., Gongyi Pufa Rural Bank Co., Ltd., Zixing Pufa Rural Bank Co., Ltd. and Ba’nan Pufa Rural Bank Co., Ltd., the shareholdings of SPD Bank in such five subsidiaries are 51%, 69%, 51%, 51% and 51%, reflecting its corresponding investment amount of RMB25.5 million, RMB34.5 million, RMB25.5 million, RMB25.5 million and RMB25.5 million, respectively.

Other than disclosed above, there was no other major acquisition, disposal or merger and acquisition during the years ended 31 December 2009, 31 December 2008 and 31 December 2007.

IX.	Major Investments

In 2009, SPD Bank completed its subscription of 108,000,000 shares in Laishang Bank (a bank in the PRC), representing 18% of the enlarged issued share capital of Laishang Bank, at a consideration of RMB378 million.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

A.	SUMMARY OF FINANCIAL INFORMATION OF THE GROUP

The following is a summary of the audited consolidated statement of comprehensive income of the Group for the three years ended 31 December 2009 and the audited consolidated balance sheet of the Group as at 31 December 2007, 2008 and 2009 as extracted from the published annual reports of the Company for the three years ended 31 December 2007, 2008 and 2009.

Consolidated statement of comprehensive income

	2009	2008	2007
	RMB million	RMB million	RMB million (Restated)
Operating revenue (Turnover)
Usage fees	285,971	260,542	226,820
Monthly fees	14,661	18,066	20,907
Value-added services fees	131,434	113,288	91,744
Other operating revenue	20,037	19,914	18,006

	452,103	411,810	357,477

Operating expenses
Leased lines	3,006	2,641	2,330
Interconnection	21,847	22,264	21,500
Depreciation	80,179	71,509	67,354
Personnel	21,480	19,960	18,277
Other operating expenses	178,583	153,041	124,303

	305,095	269,415	233,764

Profit from operations	147,008	142,395	123,713
Other net income	1,780	2,159	2,323
Non-operating net income	359	517	657
Interest income	5,940	6,002	4,015
Finance costs	(1,243)	(1,550)	(1,825)
Share of loss of jointly controlled entity	(8)	—	—

Profit before taxation	153,836	149,523	128,883
Taxation	(38,413)	(36,735)	(42,143)

PROFIT FOR THE YEAR	115,423	112,788	86,740

Other comprehensive income for the year
Exchange differences on translation of financial statements of overseas entities	42	(393)	(645)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	115,465	112,395	86,095

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

	2009	2008	2007
	RMB million	RMB million	RMB million (Restated)
Profit attributable to:
Equity shareholders of the Company	115,166	112,627	86,623
Minority interests	257	161	117

PROFIT FOR THE YEAR	115,423	112,788	86,740

Total comprehensive income attributable to:
Equity shareholders of the Company	115,208	112,234	85,978
Minority interests	257	161	117

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	115,465	112,395	86,095

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

Consolidated balance sheet as at 31 December

	2009	2008	2007
	RMB million	RMB million	RMB million (Restated)
Non-current assets
Property, plant and equipment	360,075	327,783	257,170
Construction in progress	46,094	35,482	47,420
Land lease prepayments	11,201	10,102	8,383
Goodwill	36,894	36,894	36,894
Other intangible assets	727	298	469
Interest in associates	—	—	—
Interest in jointly controlled entity	6	7	—
Deferred tax assets	8,939	7,614	6,121
Other financial assets	77	77	77

	464,013	418,257	356,534

Current assets
Inventories	3,847	3,494	3,295
Accounts receivable	6,405	6,913	6,985
Other receivables	3,490	3,715	2,929
Prepayments and other current assets	9,064	7,641	5,680
Amount due from ultimate holding company	25	109	78
Tax recoverable	17	39	124
Deposits with banks	185,613	130,833	109,685
Cash and cash equivalents	78,894	87,426	78,859

	287,355	240,170	207,635

Current liabilities
Accounts payable	95,985	79,606	63,927
Bills payable	642	2,111	1,853
Deferred revenue	35,573	32,930	30,070
Accrued expenses and other payables	69,335	57,437	47,318
Amount due to ultimate holding company	4	6	26
Amount due to immediate holding company	119	118	196
Obligations under finance leases	68	68	68
Current taxation	8,079	11,283	14,261

	209,805	183,559	157,719

Net current assets	77,550	56,611	49,916

Total assets less current liabilities carried forward	541,563	474,868	406,450

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

	2009	2008	2007
	RMB million	RMB million	RMB million (Restated)
Total assets less current liabilities brought forward	541,563	474,868	406,450

Non-current liabilities
Interest-bearing borrowings	(33,551)	(33,553)	(33,582)
Deferred revenue, excluding current portion	(317)	(584)	(597)
Deferred tax liabilities	(61)	(80)	(122)

	(33,929)	(34,217)	(34,301)

NET ASSETS	507,634	440,651	372,149

CAPITAL AND RESERVES
Share capital	2,139	2,138	2,136
Reserves	504,609	437,884	369,525

Total equity attributable to equity shareholders of the Company	506,748	440,022	371,661
Minority interests	886	629	488

TOTAL EQUITY	507,634	440,651	372,149

Notes:

(1)	Figures for 2007 have been adjusted for the retrospectively adoption of new accounting policy, IFRIC/HK(IFRIC) Interpretation 13. Customer loyalty programmes.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

B.	AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP

The following are the audited consolidated statement of comprehensive income of the Group for the two years ended 31 December 2009, the audited consolidated balance sheet of the Group and the audited balance sheet of the Company as at 31 December 2008 and 2009, the audited consolidated statement of changes in equity of the Group for the two years ended 31 December 2009, the audited consolidated cash flow statement of the Group for the two years ended 31 December 2009, together with the accompanying notes as extracted from the annual report of the Company for the year ended 31 December 2009:

Consolidated Statement of Comprehensive Income

for the year ended 31 December 2009

(Expressed in Renminbi)

		2009	2008
	Note	RMB million	RMB million (restated)
Operating revenue (Turnover)	3
Usage fees		285,971	260,542
Monthly fees		14,661	18,066
Value-added services fees		131,434	113,288
Other operating revenue		20,037	19,914

		452,103	411,810

Operating expenses
Leased lines		3,006	2,641
Interconnection		21,847	22,264
Depreciation	14(a)	80,179	71,509
Personnel	4	21,480	19,960
Other operating expenses	5	178,583	153,041

		305,095	269,415

Profit from operations		147,008	142,395
Other net income	6	1,780	2,159
Non-operating net income	7	359	517
Interest income		5,940	6,002
Finance costs	8	(1,243)	(1,550)
Share of loss of jointly controlled entity	20	(8)	—

Profit before taxation		153,836	149,523
Taxation	11(a)	(38,413)	(36,735)

PROFIT FOR THE YEAR		115,423	112,788
Other comprehensive income for the year
Exchange differences on translation of financial statements of overseas entities		42	(393)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		115,465	112,395

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

		2009	2008
	Note	RMB million	RMB million (restated)
Profit attributable to:
Equity shareholders of the Company		115,166	112,627
Minority interests		257	161

PROFIT FOR THE YEAR		115,423	112,788

Total comprehensive income attributable to:
Equity shareholders of the Company		115,208	112,234
Minority interests		257	161

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		115,465	112,395

Earnings per share—Basic	13(a)	RMB5.74	RMB5.62

Earnings per share—Diluted	13(b)	RMB5.67	RMB5.53

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

Consolidated Balance Sheet as

at 31 December 2009

(Expressed in Renminbi)

		As at 31 December 2009	As at 31 December 2008	As at 1 January 2008
	Note	RMB million	RMB million (restated)	RMB million (restated)
Non-current assets
Property, plant and equipment	14(a)	360,075	327,783	257,170
Construction in progress	15	46,094	35,482	47,420
Land lease prepayments		11,201	10,102	8,383
Goodwill	16	36,894	36,894	36,894
Other intangible assets	17	727	298	469
Interest in associates	19	—	—	—
Interest in jointly controlled entity	20	6	7	—
Deferred tax assets	21	8,939	7,614	6,121
Other financial assets	22	77	77	77

		464,013	418,257	356,534

Current assets
Inventories	23	3,847	3,494	3,295
Accounts receivable	24	6,405	6,913	6,985
Other receivables	25	3,490	3,715	2,929
Prepayments and other current assets	25	9,064	7,641	5,680
Amount due from ultimate holding company	26	25	109	78
Tax recoverable	11(c)	17	39	124
Deposits with banks	27	185,613	130,833	109,685
Cash and cash equivalents	28	78,894	87,426	78,859

		287,355	240,170	207,635

Current liabilities
Accounts payable	29	95,985	79,606	63,927
Bills payable		642	2,111	1,853
Deferred revenue	30	35,573	32,930	30,070
Accrued expenses and other payables	32	69,335	57,437	47,318
Amount due to ultimate holding company	26	4	6	26
Amount due to immediate holding company	26	119	118	196
Obligations under finance leases	33	68	68	68
Current taxation	11(c)	8,079	11,283	14,261

		209,805	183,559	157,719

Net current assets		77,550	56,611	49,916

Total assets less current liabilities carried forward		541,563	474,868	406,450

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

		As at 31 December 2009	As at 31 December 2008	As at 1 January 2008
	Note	RMB million	RMB million	RMB million
			(restated)	(restated)
Total assets less current liabilities brought forward		541,563	474,868	406,450

Non-current liabilities
Interest-bearing borrowings	31(a)	(33,551)	(33,553)	(33,582)
Deferred revenue, excluding current portion	30	(317)	(584)	(597)
Deferred tax liabilities	21	(61)	(80)	(122)

		(33,929)	(34,217)	(34,301)

NET ASSETS		507,634	440,651	372,149

CAPITAL AND RESERVES
Share capital		2,139	2,138	2,136
Reserves		504,609	437,884	369,525

Total equity attributable to equity shareholders of the Company		506,748	440,022	371,661
Minority interests		886	629	488

TOTAL EQUITY		507,634	440,651	372,149

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

Balance Sheet

as at 31 December 2009

(Expressed in Renminbi)

		As at 31 December 2009	As at 31 December 2008
	Note	RMB million	RMB million
Non-current assets
Property, plant and equipment	14(b)	4	6
Investments in subsidiaries	18	476,782	476,782
Interest in jointly controlled entity	20	14	7

		476,800	476,795

Current assets
Amounts due from subsidiaries	18	41,620	34,293
Other receivables		7	8
Cash and cash equivalents	28	6,662	489

		48,289	34,790

Current liabilities
Accrued expenses and other payables		1,269	28
Amount due to immediate holding company	26	119	118

		1,388	146

Net current assets		46,901	34,644

Total assets less current liabilities		523,701	511,439

Non-current liabilities
Amount due to a subsidiary	18	(9,918)	(9,920)
Interest-bearing borrowings	31(b)	(23,633)	(23,633)

		(33,551)	(33,553)

NET ASSETS		490,150	477,886

CAPITAL AND RESERVES	36(a)
Share capital		2,139	2,138
Reserves		488,011	475,748

TOTAL EQUITY		490,150	477,886

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

Consolidated Statement of Changes in Equity

for the year ended 31 December 2009

(Expressed in Renminbi)

	Attributable to equity shareholders of the Company								Minority interests	Total equity
	Share capital	Share premium	Capital reserve	General reserve	Exchange reserve	PRC statutory reserves	Retained profits	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
As at 1 January 2008 (previously reported)	2,136	385,743	(292,156)	72	(688)	84,840	193,804	373,751	488	374,239
—prior period adjustment arising from changes in accounting policies under IFRIC/HK(IFRIC) Interpretation 13 (note 2)	—	—	—	—	—	(418)	(1,672)	(2,090)	—	(2,090)

As at 1 January 2008 (restated)	2,136	385,743	(292,156)	72	(688)	84,422	192,132	371,661	488	372,149
Changes in equity for 2008:
Dividends approved in respect of the previous year (note 36(b)(ii))	—	—	—	—	—	—	(21,028)	(21,028)	—	(21,028)
Dividends declared in respect of the year (note 36(b)(i))	—	—	—	—	—	—	(23,532)	(23,532)	—	(23,532)
Dividends declared to minority interests in respect of the year	—	—	—	—	—	—	—	—	(20)	(20)
Shares issued under share option scheme (note 36(c)(ii))	2	494	(31)	—	—	—	—	465	—	465
Equity settled share-based transactions	—	—	222	—	—	—	—	222	—	222
Transfer to PRC statutory reserves (restated)	—	—	—	—	—	22,419	(22,419)	—	—	—
Total comprehensive income for the year (restated)	—	—	—	—	(393)	—	112,627	112,234	161	112,395

As at 31 December 2008 (restated)	2,138	386,237	(291,965)	72	(1,081)	106,841	237,780	440,022	629	440,651

As at 1 January 2009 (unadjusted)	2,138	386,237	(291,965)	72	(1,081)	107,292	239,585	442,278	629	442,907
—prior period adjustment arising from changes in accounting policies under IFRIC/HK(IFRIC) Interpretation 13 (note 2)	—	—	—	—	—	(451)	(1,805)	(2,256)	—	(2,256)

As at 1 January 2009 (adjusted)	2,138	386,237	(291,965)	72	(1,081)	106,841	237,780	440,022	629	440,651
Changes in equity for 2009:
Dividends approved in respect of the previous year (note 36(b)(ii))	—	—	—	—	—	—	(24,823)	(24,823)	—	(24,823)
Dividends declared in respect of the year (note 36(b)(i))	—	—	—	—	—	—	(23,791)	(23,791)	—	(23,791)
Shares issued under share option scheme (note 36(c)(ii))	1	138	(7)	—	—	—	—	132	—	132
Transfer to PRC statutory reserves	—	—	—	—	—	23,077	(23,077)	—	—	—
Total comprehensive income for the year	—	—	—	—	42	—	115,166	115,208	257	115,465

As at 31 December 2009	2,139	386,375	(291,972)	72	(1,039)	129,918	281,255	506,748	886	507,634

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

Consolidated Cash Flow Statement

for the year ended 31 December 2009

(Expressed in Renminbi)

		2009	2008
	Note	RMB million	RMB million
			(restated)
Operating activities
Profit before taxation		153,836	149,523
Adjustments for:
— Depreciation of property, plant and equipment	14(a)	80,179	71,509
— Amortization of other intangible assets	5	56	204
— Amortization of land lease prepayments		261	279
— Loss/(gain) on disposal of property, plant and equipment	5	11	(8)
— Write-off of property, plant and equipment	5	4,493	3,250
— Impairment loss for doubtful accounts	5	4,503	4,385
— Interest income		(5,940)	(6,002)
— Finance costs	8	1,243	1,550
— Dividend income from unlisted securities	7	(18)	(15)
— Share of loss of jointly controlled entity	20	8	—
— Equity-settled share-based payment expenses	4	—	222
— Unrealized exchange (gain)/loss, net	7	(3)	32

Operating cashflow before changes in working capital		238,629	224,929
Increase in inventories		(353)	(199)
Increase in accounts receivable		(3,945)	(4,309)
Decrease in other receivables		127	270
Increase in prepayments and other current assets		(1,423)	(1,961)
Decrease/(increase) in amount due from ultimate holding company		84	(31)
Increase in accounts payable		2,598	3,245
Increase in bills payable		25	4
Increase in deferred revenue		2,376	2,847
Increase in accrued expenses and other payables		11,946	10,031
Decrease in amount due to ultimate holding company		(2)	(20)

Cash generated from operations		250,062	234,806
Tax paid
— Hong Kong profits tax paid		(80)	(96)
— PRC enterprise income tax paid		(42,859)	(41,063)

Net cash generated from operating activities carried forward		207,123	193,647

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

		2009	2008
	Note	RMB million	RMB million
			(restated)
Net cash generated from operating activities brought forward		207,123	193,647

Investing activities
Capital expenditure		(115,314)	(120,816)
Land lease prepayments		(1,361)	(1,998)
Payment for purchase of other intangible assets		(484)	(37)
Proceeds from disposal of property, plant and equipment		13	22
Increase in deposits with banks		(54,780)	(21,148)
Interest received		5,988	4,943
Payment for investment in jointly controlled entity	20	(7)	(7)
Dividends received from unlisted securities	7	18	15

Net cash used in investing activities		(165,927)	(139,026)

Financing activities
Proceeds from issuance of shares under share option scheme	36(c)(ii)	132	465
Interest paid		(1,292)	(1,569)
Dividends paid to the Company’s equity shareholders	36(b)	(48,614)	(44,560)
Dividends paid to minority interest		—	(20)

Net cash used in financing activities		(49,774)	(45,684)

Net (decrease)/increase in cash and cash equivalents		(8,578)	8,937
Cash and cash equivalents at beginning of year		87,426	78,859
Effect of changes in foreign exchange rate		46	(370)

Cash and cash equivalents at end of year	28	78,894	87,426

Significant non-cash transactions

The Group recorded payables of RMB52,427,000,000 (2008: RMB42,933,000,000) and RMB591,000,000 (2008: RMB2,084,000,000) to equipment suppliers and banks respectively as at 31 December 2009 for additions of construction in progress during the year then ended.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

Notes to the Financial Statements

(Expressed in Renminbi unless otherwise indicated)

1	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accounting principles generally accepted in Hong Kong, are consistent with IFRSs, these financial statements also comply with HKFRSs and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing rules”). A summary of the significant accounting policies adopted by the Company and its subsidiaries (together referred to as the “Group”) is set out below.

(b)	Basis of preparation of the financial statements

The consolidated financial statements for the year ended 31 December 2009 comprise the Group, the Group’s interest in associates and a jointly controlled entity.

The measurement basis used in the preparation of the financial statements is the historical cost basis.

The preparation of financial statements in conformity with IFRSs and HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs and HKFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in note 44.

(c)	Subsidiaries and minority interests

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealized profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between minority interests and the equity shareholders of the Company.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

Where losses applicable to the minority exceed the minority’s interests in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group’s interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group’s interest is allocated all such profits until the minority’s share of losses previously absorbed by the Group has been recovered.

In the Company’s balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 1(j)).

(d)	Associates and jointly controlled entities

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or the Company and other parties, where the contractual arrangement establishes that the Group or the Company and one or more of the other parties share joint control over the economic activity of the entity.

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the associate’s or the jointly controlled entity’s net assets and any impairment loss relating to the investment. The consolidated statement of comprehensive income includes the Group’s share of the post-acquisition, post-tax results of the associates and a jointly controlled entity for the year.

When the Group’s share of losses exceeds its interest in the associate or the jointly controlled entity, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group’s interest in the investee is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the associate or the jointly controlled entity.

Unrealized profits and losses resulting from transactions between the Group and its associates and a jointly controlled entity are eliminated to the extent of the Group’s interest in the investee, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in profit or loss.

In the Company’s balance sheet, its investments in associates and a jointly controlled entity are stated at cost less impairment losses (see note 1(j)).

(e)	Goodwill

Goodwill represents the excess of the cost of a business combination over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating units, or groups of cash generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (see note 1(j)).

Any excess of the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of a business combination is recognized immediately in profit or loss.

On disposal of a cash-generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the gain or loss on disposal.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

(f)	Other intangible assets

Other intangible assets that are acquired by the Group are stated in the balance sheet at cost less accumulated amortization (were the estimated useful life is finite) and impairment losses (see note 1(j)). The useful lives of other intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic lives and assessed for impairment whenever there is an indication that the intangible assets may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each balance sheet date. The amortization of the intangible assets with finite lives is recorded in other operating expenses.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in useful life assessment from indefinite to finite is accounted for prospectively from the date of change and in accordance with the policy for amortization of intangible assets with finite lives as set out above.

(i)	Brand names

Brand names are stated at cost less impairment losses (see note 1(j)) on an individual basis.

(ii)	Customer base, licenses and others

Customer base, licenses and others are stated at cost less accumulated amortization and impairment losses (see note 1(j)) and are amortized using a straight-line basis over the estimated useful lives from 2 to 15 years.

(g)	Other investments in equity securities

The Group’s policies for investments in equity securities, other than investments in subsidiaries, associates and a jointly controlled entity, are as follows:

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognized in the balance sheet at cost less impairment losses (see note 1(j)).

Investments are recognized/derecognized on the date the Group commits to purchase/sell the investments.

(h)	Property, plant and equipment

Property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 1(j)).

The cost of property, plant and equipment comprises the purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Subsequent expenditure relating to an item of property, plant and equipment that has already been recognized is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the enterprise. All other subsequent expenditure is recognized as an expense in the period in which it is incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of retirement or disposal.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

Buildings	8–35 years
Telecommunications transceivers, switching centers, transmission and other network equipment	5–10 years
Office equipment, furniture and fixtures and others	4–18 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(i)	Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i)	Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

(ii)	Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided for at rates which write off the cost of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in note 1(h). Impairment losses are accounted for in accordance with the accounting policy as set out in note 1(j). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred. There are no contingent rentals recognized by the Group during the years presented.

(iii)	Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred. There are no contingent rentals recognized by the Group during the years presented.

The cost of acquiring land held under an operating lease is amortized on a straight-line basis over the period of the lease term.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

(j)	Impairment of assets

(i)	Impairment of investments in equity securities and other receivables

Investments in equity securities (other than investments in subsidiaries) and other current receivables that are stated at cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

—	significant financial difficulty of the debtor;

—	a breach of contract, such as a default or delinquency in interest or principal payments;

—	it becoming probable that the debtor will enter bankruptcy or other financial reorganization;

—	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

—	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, impairment loss is determined and recognized as follows:

—

For investments in associates and jointly controlled entities recognised using the equity method (see note 1(d)), the impairment loss is measured by comparing the recoverable amount of the investment as a whole with its carrying amount in accordance with note 1(j)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with note 1(j)(ii).

—

For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities are not reversed.

—

For trade and other current receivables and other financial assets carried at amortized cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where financial assets carried at amortized cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognized, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognized in prior years.

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognized in respect of debtors included within trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

(ii)	Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

—	property, plant and equipment;

—	construction in progress;

—	pre-paid interests in leasehold land classified as being held under an operating lease;

—	investments in subsidiaries;

—	goodwill; and

—	other intangible assets.

If any such indication exists, the asset’s recoverable amount is estimated. For goodwill and other intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

(i)	Calculation of recoverable amount

The recoverable amount of an asset is the greater of its fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

(ii)	Recognition of impairment losses

An impairment loss is recognized in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

(iii)	Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.

(iv)	Interim financial reporting and impairment

Under the Listing Rules, the Group is required to prepare an interim financial report in compliance with IAS/HKAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (see notes 1(j)(i) and (ii)).

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

Impairment losses recognized in an interim period in respect of goodwill and unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no losses, or a smaller loss, would have been recognized had the impairment been assessed only at the end of the financial year to which the interim period relates. No impairment losses were recognized in respect of goodwill and unquoted equity securities carried at cost during the interim period.

(k)	Construction in progress

Construction in progress is stated at cost less impairment losses (see note 1(j)). Cost comprises direct costs of construction as well as interest expense and exchange differences capitalized during the periods of construction and installation. Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided for in respect of construction in progress until it is completed and ready for its intended use. No exchange difference is capitalized to construction in progress during the years presented.

(l)	Inventories

Inventories are carried at the lower of cost and net realizable value. Cost represents purchase cost of goods calculated using the weighted average cost method. Net realizable value is determined by reference to the sales proceeds of items sold in the ordinary course of business or to management’s estimates based on prevailing market conditions.

When inventories are sold, the carrying amount of those inventories is recognized as a deduction of other net income due to its insignificance. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs. No reversal of any write-down of inventories occurred during the years presented.

(m)	Accounts receivable and other receivables

Accounts receivable and other receivables are initially recognized at fair value and thereafter stated at amortized cost less impairment losses for doubtful accounts (see note 1(j)), except where the effect of discounting would be immaterial. In such case, the receivables are stated at cost less impairment losses for doubtful accounts (see note 1(j)).

(n)	Deferred revenue

Deferred revenue consists primarily of prepaid service fees received from customers, revenue deferred for unredeemed point rewards under Customer Point Reward Program (Reward Program) and deferred tax credit on purchase of domestic telecommunications equipment.

Revenue from prepaid service fees are recognized when the mobile telecommunications services are rendered.

Revenue deferred for unredeemed point rewards are recognized when such rewards are redeemed or expired.

Deferred tax credit on purchase of domestic telecommunications equipment is amortized over the remaining lives of the related equipment as a reduction to income tax expense.

(o)	Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between the amount initially recognized and redemption value being recognized in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

(p)	Accounts payable and other payables

Accounts payable and other payables are initially recognized at fair value and subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(q)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

(r)	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in profit or loss as follows:

(i)	usage fees, value-added services fees and other operating revenue are recognized as revenue when the service is rendered;

(ii)	monthly fees are recognized as revenue in the month during which the service is rendered;

(iii)	deferred revenue from prepaid services is recognized as revenue when the mobile telecommunications services are delivered based upon actual usage by customers;

(iv)	interest income is recognized as it accrues using the effective interest method; and

(v)	sales of SIM cards and handsets are recognized on delivery of goods to the buyer and such amount, net of cost of goods sold, is included in other net income due to its insignificance.

(s)	Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except to the extent that they relate to items recognized in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognized in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilized.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

—	in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

—	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

—	the same taxable entity; or

—

different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously.

(t)	Provisions and contingent liabilities

Provisions are recognized for liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(u)	Employee benefits

(i)	Short term employee benefits and contributions to defined contribution retirement plans

Salaries, annual bonuses, paid annual leave, leave passage, contributions to defined contribution plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

The Company and a subsidiary in Hong Kong are required to make contributions to Mandatory Provident Funds under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Such contributions are recognized as an expense in profit or loss as incurred.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

The employees of the subsidiaries in Mainland China participate in the defined contribution retirement plans managed by the local government authorities whereby the subsidiaries are required to contribute to the schemes at fixed rates of the employees’ salary costs. In addition to the local governmental defined contribution retirement plans, certain subsidiaries also participate in supplementary defined contribution retirement plans managed by independent insurance companies whereby the subsidiaries are required to make contributions to the retirement plans at fixed rates of the employees’ salary costs or in accordance with the terms of the plans. The Group’s contributions to these plans are charged to profit or loss when incurred. The subsidiaries have no obligations for the payment of retirement and other post-retirement benefits of staff other than the contributions described above.

(ii)	Share-based payments

The fair value of share options granted to employees is recognized as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using the binomial lattice model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the options, the total estimated fair value of the options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustments to the cumulative fair value recognized in prior years are charged/credited to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company’s shares. The equity amount is recognized in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to retained profits). In the Company’s balance sheet, share-based payment transactions in which the Company grants share options to subsidiaries’ employees are accounted for as an increase in value of investments in subsidiaries which is eliminated on consolidation.

(iii)	Termination benefits

Termination benefits are recognized when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(v)	Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.

The capitalization of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalization of borrowing costs is suspended or ceased when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or completed.

(w)	Translation of foreign currencies

The functional currency of the Company and its subsidiary incorporated outside the PRC is Hong Kong dollar (“HK$”). The Group adopted Renminbi (“RMB”) as its presentation currency in the preparation of these annual financial statements which is the currency of the primary economic environment in which most of the Group’s entities operated.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognized in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

The results of overseas entities are translated into RMB at the exchange rates approximating the foreign exchange rate ruling at the dates of transactions. Balance sheets items are translated into RMB at the exchange rates ruling at the balance sheet date. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the exchange reserve. On disposal of an overseas entity, the cumulative amount of the exchange differences relating to that particular foreign operation is reclassified from equity to profit or loss when the profit or loss on disposal is recognized.

For the purpose of the consolidated cash flow statements, the cash flows of overseas entities within the Group are translated into RMB by using the exchange rates approximating the foreign exchange rate ruling the dates of cash flows.

(x)	Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

(i)	the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii)	the Group and the party are subject to common control;

(iii)	the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv)	the party is a member of key management personnel of the Group or the Group’s parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v)	the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi)	the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

(y)	Segment reporting

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, chief operating decision maker has determined that the Group has no operating segments as the Group is only engaged in mobile telecommunication and related business. No Group’s geographical information has been disclosed as the majority of the Group’s operating activities are carried out in Mainland China. The Group’s assets located and operating revenues derived from activities outside the Mainland China are less than 5% of the Group’s assets and operating revenues, respectively.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

2	CHANGES IN ACCOUNTING POLICIES

The IASB has issued a number of new or revised IFRSs that are first effective or available for early adoption for accounting periods beginning on or after 1 January 2009. The equivalent new or revised HKFRSs consequently issued by HKICPA as a result of these developments have the same effective date as those issued by the IASB and are consistent with the pronouncements issued by the IASB.

Of these, the following developments are relevant to the Group’s financial statements:

•	IAS/HKAS 1 (revised 2007), Presentation of financial statements

•	IFRIC/HK(IFRIC) Interpretation 13, Customer loyalty programmes

•	Amendments to IFRS/HKFRS 7, Financial instruments: Disclosure—improving disclosures about financial instruments

•	IFRS/HKFRS 8, Operating segments

•	Amendments to IAS/HKAS 27, Consolidated and separate financial statements—cost of an investment in a subsidiary, jointly controlled entity or associate

•	IAS/HKAS 23 (revised 2007), Borrowing costs

•	Amendments to IFRS/HKFRS 2, Share-based payment—vesting conditions and cancellations

•	Improvements to IFRSs/HKFRSs (2008)

The adoption of IFRS/HKFRS 8, the amendments to IFRS/HKFRS 7, IAS/HKAS 27, IAS/HKAS 23, IFRS/HKFRS 2 and improvements to IFRSs/HKFRSs (2008) have had no material impact on the Group’s financial statements. The impact of the remainder of these developments on the financial statements is as follows:

(i)	IAS/HKAS 1 (revised 2007), Presentation of financial statements

As a result of the adoption of IAS/HKAS 1 (revised 2007), details of changes in equity during the period arising from transactions with equity shareholders in their capacity as such have been presented separately from all other income and expenses in the consolidated statement of changes in equity. All other items of income and expense are presented in the consolidated statement of comprehensive income. The new format for the consolidated statement of comprehensive income and the consolidated statement of changes in equity has been adopted in these financial statements and corresponding amounts have been restated to conform to the new presentation. This change in presentation has no effect on reported profit or loss, total income and expense or net assets for any period presented.

(ii)	IFRIC/HK(IFRIC) Interpretation 13, Customer loyalty programmes

The Group has launched a Reward Program to its customers, which provides customers the option of electing to receive free telecommunications services or other gifts. The level of point reward earned by customers under the Reward Program varies depending on the customers’ services consumption, years in services and payment history.

In prior years, the Group accounted for the obligation to provide free or discounted services or goods offered to the customers under the Reward Program using the incremental costs method. The estimated incremental cost to provide free or discounted services or goods was recognized as expenses and accrued as a current liability when customers were entitled to bonus points. When customers redeemed awards or their entitlements expired, the incremental cost liability was reduced accordingly to reflect the outstanding obligations.

With effect from 1 January 2009, as a result of adoption of IFRIC/HK(IFRIC) Interpretation 13, the point reward is accounted for as a separately identifiable component of the sales transactions in which the points are granted. The consideration received in relation to the sales transactions is allocated to points reward by reference to the estimated fair value of the points as revenue and is deferred until such reward is redeemed by the customers or the points expired.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

The new accounting policy has been adopted retrospectively and the comparative amounts have been restated.

The effect on the consolidated balance sheet as at 1 January 2008 is an increase in deferred tax assets, an increase in deferred revenue, a decrease in accrued expenses and other payables and a decrease in net assets of RMB676,000,000, RMB6,308,000,000, RMB3,542,000,000 and RMB2,090,000,000, respectively.

The effect on the consolidated balance sheet as at 31 December 2008 is an increase in deferred tax assets, an increase in deferred revenue, a decrease in accrued expenses and other payables and a decrease in net assets of RMB730,000,000, RMB6,841,000,000, RMB3,855,000,000 and RMB2,256,000,000, respectively.

The effect on the Group’s consolidated statement of comprehensive income for the year ended 31 December 2008 is an decrease in operating revenue, operating expenses, taxation and profit for the year of RMB533,000,000, RMB313,000,000, RMB54,000,000 and RMB166,000,000, respectively. The effect on the basic earnings per share and diluted earnings per share for the year ended 31 December 2008 is a decrease of RMB0.01 and RMB0.01, respectively.

The effect on the consolidated balance sheet as at 31 December 2009 is a decrease in deferred tax assets, a decrease in deferred revenue, an increase in accrued expenses and other payables and an increase in net assets of RMB724,000,000, RMB6,095,000,000, RMB3,146,000,000 and RMB2,225,000,000, respectively, had the previous accounting policy still been applied in the current year.

The effect on the Group’s consolidated statement of comprehensive income for the year ended 31 December 2009 is a decrease in operating revenue, operating expenses, taxation and profit for the year of RMB746,000,000, RMB709,000,000, RMB6,000,000 and RMB31,000,000, respectively. The effect on the basic earnings per share and diluted earnings per share for year ended 31 December 2009 is a decrease of RMB0.002 and RMB0.002, respectively, had the previous accounting policy still been applied in the current year.

3	TURNOVER

The principal activities of the Group are the provision of mobile telecommunications and related services in thirty-one provinces, autonomous regions and municipalities of Mainland China and Hong Kong Special Administrative Region (“Hong Kong”). The principal activity of the Company is investment holding.

Turnover represents usage fees, monthly fees, value-added services fees and other operating revenue derived from the Group’s mobile telecommunications networks, net of PRC business tax. Business tax is charged at approximately 3% of the corresponding revenue generated from the service rendered in the Mainland China. No business tax is charged on the revenue generated from the Group’s mobile telecommunications and related services in Hong Kong.

Value-added services fees are mainly derived from voice value-added services, short message services (“SMS”) and non-SMS data services.

Other operating revenue mainly represents interconnection revenue.

4	PERSONNEL

	2009	2008
	RMB million	RMB million
Salaries, wages and other benefits	19,316	17,829
Retirement costs: contributions to defined contribution retirement plans	2,164	1,909
Equity-settled share-based payment expenses	—	222

	21,480	19,960

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

5	OTHER OPERATING EXPENSES

	2009	2008
	RMB million	RMB million
		(restated)
Selling and promotion	80,043	66,573
Maintenance	28,109	25,761
Impairment loss for doubtful accounts	4,503	4,385
Impairment loss of inventories	16	6
Amortization of other intangible assets	56	204
Operating lease charges
—land and buildings	6,449	5,723
—others (Note 1)	2,302	2,591
Loss/(gain) on disposal of property, plant and equipment	11	(8)
Write-off of property, plant and equipment	4,493	3,250
Auditors’ remuneration
—audit services (Note 2)	80	76
—tax services (Note 3)	—	—
—other services (Note 4)	9	3
Others (Note 5)	52,512	44,477

	178,583	153,041

Notes:

(1)	Other operating lease charges represent the operating lease charges for network capacity, motor vehicles, computer and other office equipment.

(2)	Audit services in 2009 include reporting on the Group’s internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of the United States of America (“SOX 404”) of RMB19,000,000 (2008: RMB17,800,000).

(3)	Tax services in 2009 include tax compliance services for the Group of RMB72,000 (2008: RMB55,000).

(4)	Other services in 2008 and 2009 include SOX 404 advisory services and other advisory services.

(5)	Others consist of office expenses, utilities charges, travelling expenses, entertainment expenses, spectrum charges and number resources fees, consultant and professional fees, consumables and supplies, labour services expenses and other miscellaneous expenses.

6	OTHER NET INCOME

Other net income represents the gross margin from sales of SIM cards and handsets.

	2009	2008
	RMB million	RMB million
Sales of SIM cards and handsets	7,754	10,090
Cost of SIM cards and handsets	(5,974)	(7,931)

	1,780	2,159

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

7	NON-OPERATING NET INCOME

	2009	2008
	RMB million	RMB million
Exchange gain/(loss)	3	(32)
Penalty income	265	222
Dividend income from unlisted securities	18	15
Others	73	312

	359	517

8	FINANCE COSTS

	2009	2008
	RMB million	RMB million
Interest on bank loans and other borrowings repayable after five years	777	1,026
Interest on bonds	466	524

	1,243	1,550

9	DIRECTORS’ REMUNERATION

Directors’ remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

(Expressed in Hong Kong dollar)

	Directors’ Fees	Salaries, allowances and benefits in kind	Performance related bonuses	Retirement scheme contributions	Subtotal	Fair value of share options	2009 Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
						(Note)
Executive directors
WANG Jianzhou	180	1,172	660	286	2,298	—	2,298
ZHANG Chunjiang	180	1,067	600	260	2,107	—	2,107
LI Yue	180	960	540	234	1,914	—	1,914
LU Xiangdong	180	960	540	234	1,914	—	1,914
XUE Taohai	180	960	540	234	1,914	—	1,914
HUANG Wenlin	180	960	540	234	1,914	—	1,914
SHA Yuejia	180	960	540	233	1,913	—	1,913
LIU Aili	180	960	540	233	1,913	—	1,913
XIN Fanfei	180	960	540	229	1,909	—	1,909
XU Long	180	950	540	232	1,902	—	1,902
Independent non- executive directors
LO Ka Shui	505	—	—	—	505	—	505
WONG Kwong Shing, Frank	440	—	—	—	440	—	440
CHENG Mo Chi, Moses	440	—	—	—	440	—	440
Non-executive director
Nicholas Jonathan READ (appointed on 19 March 2009)	142	—	—	—	142	—	142

	3,327	9,909	5,580	2,409	21,225	—	21,225

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

	Directors’ Fees	Salaries, allowances and benefits in kind	Performance related bonuses	Retirement scheme contributions	Subtotal	Fair value of share options	2008 Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
						(Note)
Executive directors
WANG Jianzhou	180	1,172	660	285	2,297	849	3,146
ZHANG Chunjiang (appointed on 5 June 2008)	103	612	344	147	1,206	—	1,206
LI Yue	180	960	540	234	1,914	683	2,597
LU Xiangdong	180	960	540	234	1,914	683	2,597
XUE Taohai	180	960	540	234	1,914	683	2,597
HUANG Wenlin	180	960	540	234	1,914	—	1,914
SHA Yuejia	180	960	540	233	1,913	683	2,596
LIU Aili	180	960	540	233	1,913	132	2,045
XIN Fanfei	180	960	540	225	1,905	—	1,905
XU Long	180	950	540	231	1,901	236	2,137
Independent non- executive directors
LO Ka Shui	505	—	—	—	505	350	855
WONG Kwong Shing, Frank	440	—	—	—	440	350	790
CHENG Mo Chi, Moses	440	—	—	—	440	350	790
Non-executive director
Paul Michael DONOVAN (resigned on 19 December 2008)	174	—	—	—	174	—	174

	3,282	9,454	5,324	2,290	20,350	4,999	25,349

Note:	This item represents the fair value of share options granted to certain directors under the Company’s share option scheme as estimated at the grant date for financial reporting purpose, determined under IFRS/HKFRS2, rather than an amount paid to or realized by the named director, which is consistent with the approach of determining share-based compensation expense in the consolidated financial statements as set out in note 1(u)(ii). The details of the share option scheme are disclosed under the paragraph “Share Option Schemes” in the report of directors and note 35.

10	INDIVIDUALS WITH HIGHEST EMOLUMENTS

For the years ended 31 December 2008 and 2009, all of the five individuals with the highest emoluments are directors whose emoluments are disclosed in note 9.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

11	TAXATION

(a)	Taxation in the consolidated statement of comprehensive income represents:

	2009	2008
	RMB million	RMB million
		(restated)
Current tax
Provision for Hong Kong profits tax on the estimated assessable profits for the year	91	74
Provision for PRC enterprise income tax on the estimated taxable profits for the year	39,666	38,216
Over-provision in respect of PRC enterprise income tax in prior years	—	(24)

	39,757	38,266
Deferred tax
Origination and reversal of temporary differences (note 21)	(1,344)	(1,531)

	38,413	36,735

(i)	The provision of Hong Kong profits tax is calculated at 16.5% (2008: 16.5%) of the assessable profits for the year ended 31 December 2009.

(ii)	The provision for the PRC enterprise income tax is based on the statutory rate of 25% of the taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the year ended 31 December 2009, except for certain subsidiaries of the Company and certain operations of the subsidiaries located within special economic zones in the PRC, for which the applicable preferential tax rate was 18% and 20% for 2008 and 2009 and is increased to 22%, 24% and 25% for the years ending 31 December 2010, 2011 and 2012 onwards, respectively.

(b)	Reconciliation between income tax expense and accounting profit at applicable tax rates:

	2009	2008
	RMB million	RMB million
		(restated)
Profit before taxation	153,836	149,523

Notional tax on profit before tax, calculated at PRC’sstatutory tax rate of 25% (Note)	38,459	37,382
Tax effect of non-taxable item—Interest income	(2)	(16)
Tax effect of non-deductible expenses on PRC operations	699	653
Tax effect of non-deductible expenses on Hong Kong operations	155	261
Rate differential on PRC operations	(470)	(874)
Rate differential on Hong Kong operations	35	96
Effect of change in Hong Kong profits tax rate	—	(6)
Over-provision for PRC operations in prior years	—	(24)
Amortization of tax credit on purchase of domestic telecommunications equipment	(527)	(644)
Others	64	(93)

Taxation	38,413	36,735

Note:	The PRC’s statutory tax rate is adopted as the majority of the Group’s operations are subject to this rate.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

(c)	Current taxation in the consolidated balance sheet represents:

	2009	2008
	RMB million	RMB million
Provision for PRC enterprise income tax for the year	39,666	38,192
Provision for Hong Kong profits tax for the year	91	74
Balance of PRC enterprise income tax recoverable relating to prior year	(39)	(124)
PRC enterprise income tax paid	(31,605)	(26,853)
Hong Kong profits tax paid	(51)	(45)

Balance as at 31 December	8,062	11,244
Add: Tax recoverable	17	39

Tax payable	8,079	11,283

12	PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

The consolidated profit attributable to equity shareholders of the Company includes a loss of RMB861,000,000 (2008: loss of RMB1,086,000,000) which has been dealt with in the financial statements of the Company.

Reconciliation of the above amount to the Company’s profit for the year:

	2009	2008
	RMB million	RMB million
Amount of consolidated loss attributable to equity shareholders dealt with in the Company’s financial statements	(861)	(1,086)
Dividends from subsidiaries attributable to the profits of the previous financial year, approved and paid during the year	61,561	50,201

Company’s profit for the year (note 36(a))	60,700	49,115

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

13	EARNINGS PER SHARE

(a)	Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB115,166,000,000 (2008 (restated): RMB112,627,000,000) and the weighted average number of 20,057,674,088 shares (2008: 20,043,933,958 shares) in issue during the year, calculated as follows:

Weighted average number of shares

	2009	2008
	Number of shares	Number of shares
Issued shares as at 1 January	20,054,379,231	20,031,905,590
Effect of share options exercised	3,294,857	12,028,368

Weighted average number of shares as at 31 December	20,057,674,088	20,043,933,958

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB115,166,000,000 (2008 (restated): RMB112,627,000,000) and the weighted average number of shares 20,312,459,133 (2008: 20,356,125,657 shares), calculated as follows:

Weighted average number of shares (diluted)

	2009	2008
	Number of shares	Number of shares
Weighted average number of shares as at 31 December	20,057,674,088	20,043,933,958
Effect of deemed issue of shares under the company’s share option scheme for nil consideration	254,785,045	312,191,699

Weighted average number of shares (diluted) as at 31 December	20,312,459,133	20,356,125,657

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

14	PROPERTY, PLANT AND EQUIPMENT

(a)	The Group

	Buildings	Telecom- munications transceivers, switching centers, transmission and other network equipment	Office equipment, furniture and fixtures and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
As at 1 January 2008	51,041	432,497	18,119	501,657
Additions	612	794	1,249	2,655
Transferred from construction in progress	12,179	126,708	3,899	142,786
Disposals	(1)	(1)	(95)	(97)
Assets written-off	(156)	(15,026)	(1,103)	(16,285)
Exchange differences	(1)	(135)	(4)	(140)

As at 31 December 2008	63,674	544,837	22,065	630,576

As at 1 January 2009	63,674	544,837	22,065	630,576
Additions	648	1,427	1,203	3,278
Transferred from construction in progress	9,280	101,548	2,883	113,711
Disposals	(1)	(8)	(98)	(107)
Assets written-off	(95)	(35,788)	(1,304)	(37,187)
Exchange differences	—	(4)	—	(4)

As at 31 December 2009	73,506	612,012	24,749	710,267

Accumulated depreciation:
As at 1 January 2008	9,487	225,752	9,248	244,487
Charge for the year	2,652	65,839	3,018	71,509
Written back on disposals	—	(1)	(82)	(83)
Assets written-off	(109)	(11,928)	(998)	(13,035)
Exchange differences	—	(83)	(2)	(85)

As at 31 December 2008	12,030	279,579	11,184	302,793

As at 1 January 2009	12,030	279,579	11,184	302,793
Charge for the year	3,253	74,133	2,793	80,179
Written back on disposals	—	(7)	(76)	(83)
Assets written-off	(77)	(31,533)	(1,084)	(32,694)
Exchange differences	—	(3)	—	(3)

As at 31 December 2009	15,206	322,169	12,817	350,192

Net book value:
As at 31 December 2009	58,300	289,843	11,932	360,075

As at 31 December 2008	51,644	265,258	10,881	327,783

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

(b)	The Company

Office equipment, furniture and fixtures and others
RMB million
Cost:
As at 1 January 2008	13
Additions	4

As at 31 December 2008	17

As at 1 January 2009	17
Additions	—
As at 31 December 2009	17

Accumulated depreciation:
As at 1 January 2008	9
Charge for the year	2

As at 31 December 2008	11

As at 1 January 2009	11
Charge for the year	2

As at 31 December 2009	13

Net book value:
As at 31 December 2009	4

As at 31 December 2008	6

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

(c)	The analysis of net book value of buildings is as follows:

	The Group
	As at 31 December 2009	As at 31 December 2008
	RMB million	RMB million
Hong Kong
Long-term leases	3	3
Medium-term leases	14	14

	17	17

Mainland China
Long-term leases	3,507	3,272
Medium-term leases	52,861	46,706
Short-term leases	1,915	1,649

	58,283	51,627

	58,300	51,644

15	CONSTRUCTION IN PROGRESS

	The Group
	2009	2008
	RMB million	RMB million
Balance as at 1 January	35,482	47,420
Additions	124,323	130,849
Transferred to property, plant and equipment	(113,711)	(142,786)
Exchange differences	—	(1)

Balance as at 31 December	46,094	35,482

Construction in progress comprises expenditure incurred on the network expansion projects and construction of office buildings not yet completed as at 31 December 2009.

16	GOODWILL

	The Group
	2009	2008
	RMB million	RMB million
Cost and carrying amount:
As at 1 January and 31 December	36,894	36,894

Impairment tests for goodwill

As set out in IAS/HKAS 36 Impairment of assets, a cash-generating unit is the smallest identifiable group of assets that generate cash inflows from continuing use that are largely independent of the cash flows from other assets or groups of assets. For the purpose of impairment testing of goodwill, goodwill is allocated to a group of cash-generating units (being subsidiaries acquired in each acquisition). Such group of cash-generating units represent the lowest level within the Group at which the goodwill is monitored for internal management purposes and also is not larger than an operating segment determined in accordance with IFRS/HKFRS 8 Operating Segment.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

The recoverable amount of the cash-generating units is determined based on the value-in-use which is calculated by using the discounted cash flow method. The data from the Group’s detailed planning is used to project cash flows for the subsidiaries (cash-generating units) to which the goodwill relates for the five years ending 31 December 2014 with subsequent transition to perpetuity. For the years following the detailed planning period, the assumed continual growth of 0.5% for the operation in Hong Kong and 1% for operations in the Mainland China to perpetuity are used which comply with general expectations for the business. The present value of cash flows is calculated by discounting the cash flow by pre-tax interest rate of approximately 10%.

17	OTHER INTANGIBLE ASSETS

	The Group
	Brand name	Customer Base	License and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
As at 1 January 2008	184	516	392	1,092
Additions	—	—	37	37
Exchange differences	—	—	(13)	(13)

As at 31 December 2008	184	516	416	1,116

As at 1 January 2009	184	516	416	1,116
Additions	—	—	485	485

As at 31 December 2009	184	516	901	1,601

Accumulated amortization:
As at 1 January 2008	—	343	280	623
Amortization for the year	—	173	31	204
Exchange differences	—	—	(9)	(9)

As at 31 December 2008	—	516	302	818

As at 1 January 2009	—	516	302	818
Amortization for the year	—	—	56	56

As at 31 December 2009	—	516	358	874

Net book value:
As at 31 December 2009	184	—	543	727

As at 31 December 2008	184	—	114	298

Impairment test for other intangible asset with indefinite useful life

The useful life of the brand name is assessed to be indefinite. The factors considered in the assessment of the useful life of the brand name include analysis of the market and competitive trends, product life cycles, brand extension opportunities and management’s long-term strategic development. Overall, these factors provided evidence that the brand name is expected to generate long-term net cash inflows to the Group indefinitely.

The recoverable amount of the brand name is estimated based on value-in-use calculations by discounting future cash flows annually. The data from the Group’s detailed planning is used to project cash flows for the subsidiary (cash-generating unit) to which the intangible asset relates for the five years ending 31 December 2014 with subsequent transition to perpetuity. For the years following the detailed planning period, the assumed continual growth of 0.5% to perpetuity is used which complies with general expectations for the business. The present value of cash flows is calculated by discounting the cash flow by a pre-tax interest rate of approximately 10%.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

18	INVESTMENTS IN SUBSIDIARIES

	The Company
	As at 31 December 2009	As at 31 December 2008
	RMB million	RMB million
Unlisted equity, at cost	471,810	471,810
Equity share-based payment in subsidiaries	4,972	4,972

	476,782	476,782

In accordance with IFRS/HKFRS 2 Share-based payment, share-based payment transactions in which an entity receives services from its employees as consideration for equity instruments of the entity are accounted for as equity-settled transactions (see note 1(u)(ii)). The Company has recognized the grant of equity instruments to its subsidiaries’ employees amounting to RMB4,972,000,000 (2008: RMB4,972,000,000) as capital contributions to its subsidiaries.

Amounts due from subsidiaries under current assets are unsecured, non-interest bearing, repayable on demand and arose in the ordinary course of business. Amount due to a subsidiary under non-current liabilities represents amount due to China Mobile Group Guangdong Co., Ltd. (“Guangdong Mobile”) in relation to the guaranteed bonds, which are unsecured, interest bearing and repayable after more than one year (see note 31(c)).

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest		Principal activity
			Held by the Company	Held by a Subsidiary
Guangdong Mobile*	PRC	RMB5,594,840,700	100%	—	Mobile telecom- munications operator
China Mobile Group Zhejiang Co., Ltd.*	PRC	RMB2,117,790,000	100%	—	Mobile telecom- munications operator
Jiangsu Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
China Mobile Group Jiangsu Co., Ltd.*	PRC	RMB2,800,000,000	—	100%	Mobile telecom- munications operator
Fujian Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
China Mobile Group Fujian Co., Ltd.*	PRC	RMB5,247,480,000	—	100%	Mobile telecom- munications operator
Henan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
China Mobile Group Henan Co., Ltd.*	PRC	RMB4,367,733,641	—	100%	Mobile telecom- munications operator

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest		Principal activity
			Held by the Company	Held by a Subsidiary
Hainan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
China Mobile Group Hainan Co., Ltd.*	PRC	RMB643,000,000	—	100%	Mobile telecom- munications operator
Beijing Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
China Mobile Group Beijing Co., Ltd.*	PRC	RMB6,124,696,053	—	100%	Mobile telecom- munications operator
Shanghai Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
China Mobile Group Shanghai Co., Ltd.*	PRC	RMB6,038,667,706	—	100%	Mobile telecom- munications operator
Tianjin Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
China Mobile Group Tianjin Co., Ltd.*	PRC	RMB2,151,035,483	—	100%	Mobile telecom- munications operator
Hebei Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
China Mobile Group Hebei Co., Ltd.*	PRC	RMB4,314,668,600	—	100%	Mobile telecom- munications operator
Liaoning Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
China Mobile Group Liaoning Co., Ltd.*	PRC	RMB5,140,126,680	—	100%	Mobile telecom- munications operator
Shandong Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
China Mobile Group Shandong Co., Ltd.*	PRC	RMB6,341,851,146	—	100%	Mobile telecom- munications operator
Guangxi Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest		Principal activity
			Held by the Company	Held by a Subsidiary
China Mobile Group Guangxi Co., Ltd.*	PRC	RMB2,340,750,100	—	100%	Mobile telecom- munications operator
Anhui Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
China Mobile Group Anhui Co., Ltd.*	PRC	RMB4,099,495,494	—	100%	Mobile telecom- munications operator
Jiangxi Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
China Mobile Group Jiangxi Co., Ltd.*	PRC	RMB2,932,824,234	—	100%	Mobile telecom- munications operator
Chongqing Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
China Mobile Group Chongqing Co., Ltd.*	PRC	RMB3,029,645,401	—	100%	Mobile telecom- munications operator
Sichuan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
China Mobile Group Sichuan Co., Ltd.*	PRC	RMB7,483,625,572	—	100%	Mobile telecom- munications operator
Hubei Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
China Mobile Group Hubei Co., Ltd.*	PRC	RMB3,961,279,556	—	100%	Mobile telecom- munications operator
Hunan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
China Mobile Group Hunan Co., Ltd.*	PRC	RMB4,015,668,593	—	100%	Mobile telecom- munications operator
Shaanxi Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
China Mobile Group Shaanxi Co., Ltd.*	PRC	RMB3,171,267,431	—	100%	Mobile telecom- munications operator

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest		Principal activity
			Held by the Company	Held by a Subsidiary
Shanxi Mobile Communication (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
China Mobile Group Shanxi Co., Ltd.*	PRC	RMB2,773,448,313	—	100%	Mobile telecom- munications operator
Neimenggu Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
China Mobile Group Neimenggu Co., Ltd.*	PRC	RMB2,862,621,870	—	100%	Mobile telecom- munications operator
Jilin Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
China Mobile Group Jilin Co., Ltd.*	PRC	RMB3,277,579,314	—	100%	Mobile telecom- munications operator
Heilongjiang Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
China Mobile Group Heilongjiang Co., Ltd.*	PRC	RMB4,500,508,035	—	100%	Mobile telecom- munications operator
Guizhou Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
China Mobile Group Guizhou Co., Ltd.*	PRC	RMB2,541,981,749	—	100%	Mobile telecom- munications operator
Yunnan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
China Mobile Group Yunnan Co., Ltd.*	PRC	RMB4,137,130,733	—	100%	Mobile telecom- munications operator
Xizang Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
China Mobile Group Xizang Co., Ltd.*	PRC	RMB848,643,686	—	100%	Mobile telecom- munications operator
Gansu Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest		Principal activity
			Held by the Company	Held by a Subsidiary
China Mobile Group Gansu Co., Ltd.*	PRC	RMB1,702,599,589	—	100%	Mobile telecom- munications operator
Qinghai Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
China Mobile Group Qinghai Co., Ltd.*	PRC	RMB902,564,911	—	100%	Mobile telecom- munications operator
Ningxia Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
China Mobile Group Ningxia Co., Ltd.*	PRC	RMB740,447,232	—	100%	Mobile telecom- munications operator
Xinjiang Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
China Mobile Group Xinjiang Co., Ltd.*	PRC	RMB2,581,599,600	—	100%	Mobile telecom- munications operator
Beijing P&T Consulting & Design Institute (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
China Mobile Group Design Institute Co., Ltd.*	PRC	RMB160,232,500	—	100%	Provision of telecom- munications network planning design and consulting services
China Mobile Communication (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
China Mobile Communication Co., Ltd.*	PRC	RMB1,641,848,326	—	100%	Network and business coordination center
China Mobile Holding Company Limited*	PRC	US$30,000,000	100%	—	Investment holding company
China Mobile (Shenzhen) Limited*	PRC	US$7,633,000	—	100%	Provision of roaming clearance services

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest		Principal activity
			Held by the Company	Held by a Subsidiary
Aspire Holdings Limited	Cayman Islands	HK$93,964,583	66.41%	—	Investment holding company
Aspire (BVI) Limited#	BVI	US$1,000	—	100%	Investment holding company
Aspire Technologies (Shenzhen) Limited*#	PRC	US$10,000,000	—	100%	Technology platform development and maintenance
Aspire Information Network (Shenzhen) Limited*#	PRC	US$5,000,000	—	100%	Provision of mobile data solutions, system integration and development
Aspire Information Technologies (Beijing) Limited*#	PRC	US$5,000,000	—	100%	Technology platform development and maintenance
Fujian FUNO Mobile Communication Technology Company Limited**	PRC	US$3,800,000	—	51%	Network planning and optimizing construction- testing and supervising, technology support, development and training of Nokia GSM 900/1800 Mobile Communication System
Advanced Roaming & Clearing House Limited	BVI	US$2	100%	—	Provision of roaming clearance services
Fit Best Limited	BVI	US$1	100%	—	Investment holding company
China Mobile Hong Kong Company Limited (“CMHK”)	Hong Kong	HK$356,947,689	—	100%	Provision of mobile telecom- munications and related services

*	Companies registered as wholly-foreign owned enterprises in the PRC.
**	Company registered as a sino-foreign equity joint venture in the PRC.
#	Effective interest held by the Group is 66.41%.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

19	INTEREST IN ASSOCIATES

The Group
	As at 31 December 2009	As at 31 December 2008
	RMB million	RMB million
Share of net assets	—	—

Details of the associates, all of which are unlisted corporate entities, are as follows:

Name of associate	Place of incorporation and operation	Proportion of ownership interest held by a subsidiary	Principal Activity
China Motion United Telecom Limited	Hong Kong	30%	Provision of telecommunications Services
Shenzhen China Motion Telecom United Limited	PRC	30%	Provision of telecommunications Services

Owing to the lack of recent audited financial statements of the associates, the Group’s share of the associates’ net assets is based on latest management accounts which showed net liabilities as at 31 December 2008 and 2009.

20	INTEREST IN JOINTLY CONTROLLED ENTITY

	The Group		The Company
	As at 31 December 2009	As at 31 December 2008	As at 31 December 2009	As at 31 December 2008
	RMB million	RMB million	RMB million	RMB million
Unlisted shares, at cost	—	—	14	7
Share of net assets	6	7	—	—

	6	7	14	7

Details of the Group’s interest in the jointly controlled entity is as follows:

Name of jointly controlled entity	Place of incorporation and operation	Proportion of ownership interest held by the Group and the Company	Principal activity
JIL B.V.	The Netherlands	25%	Research and develop telecommunication technologies and application services

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

JIL B.V. was formed by the Company and other two shareholders in 2008, and commenced operation in 2009. As at the end of 2008, each of the three shareholders, including the Company, had funded US$1,000,000 (equivalent to RMB7,000,000) to JIL B.V. in accordance with the shareholders agreement. During 2009, a new investor became the fourth shareholder and the proportion of ownership interests held by the Group and the Company decreased from 33.33% to 25%. As at the end of 2009, each of the four shareholders, including the Company, has funded US$2,000,000 (equivalent to RMB14,000,000) to JIL B.V. in accordance with the shareholders agreement, and each shareholder has committed to funding an additional US$3,000,000 by June 2010.

JIL B.V. is considered as a jointly controlled entity since the Company and the other shareholders have the right to appoint an equal number of directors to the board of directors.

As at and for the year ended 31 December 2009, the Group’s share of the JIL B.V.’s current assets, current liabilities, net assets and loss for the year of JIL B.V. are RMB8,000,000 (2008: RMB7,000,000), RMB2,000,000 (2008: Nil), RMB6,000,000 (2008: RMB7,000,000) and RMB8,000,000 (2008: Nil), respectively.

21	DEFERRED TAX ASSETS AND LIABILITIES

The components of deferred tax assets/(liabilities) recognized in the consolidated balance sheet and the movements during the year for the Group are as follows:

Deferred tax assets and liabilities recognized and the movements during 2009

	As at 1 January 2009	Effect on change of tax rates	Credited/ (charged) to profit or loss	Exchange differences	As at 31 December 2009
	RMB million	RMB million	RMB million	RMB million	RMB million
Deferred tax assets arising from:
Provision for obsolete inventories	5	—	1	—	6
Write-off of certain network equipment and related assets	1,849	—	(334)	—	1,515
Provision for certain operating expenses	2,989	—	946	—	3,935
Deferred revenue from customer point award program	1,669	—	(149)	—	1,520
Impairment loss for doubtful accounts	1,102	—	861	—	1,963

	7,614	—	1,325	—	8,939

Deferred tax liabilities arising from:
Capitalized interest	(16)	—	9	—	(7)
Depreciation allowance in excess of related depreciation	(64)	—	10	—	(54)

	(80)	—	19	—	(61)

Total	7,534	—	1,344	—	8,878

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

Deferred tax assets and liabilities recognized and the movements during 2008

	As at 1 January 2008	Effect on change of tax rates	Credited/ (charged) to profit or loss	Exchange differences	As at 31 December 2008
	RMB million	RMB million	RMB million	RMB million	RMB million
	(restated)		(restated)		(restated)
Deferred tax assets arising from:
Provision for obsolete inventories	6	—	(1)	—	5
Write-off of certain network equipment and related assets	1,739	—	110	—	1,849
Provision for certain operating expenses	1,869	—	1,120	—	2,989
Deferred revenue from customer point reward program	1,555	—	114	—	1,669
Impairment loss for doubtful accounts	952	—	150	—	1,102

	6,121	—	1,493	—	7,614

Deferred tax liabilities arising from:
Capitalized interest	(36)	—	20	—	(16)
Depreciation allowance in excess of related depreciation	(86)	5	13	4	(64)

	(122)	5	33	4	(80)

Total	5,999	5	1,526	4	7,534

	The Group
	As at 31 December 2009	As at 31 December 2008	As at 1 January 2008
	RMB million	RMB million	RMB million
		(restated)	(restated)
Net deferred tax assets recognized in the consolidated balance sheet	8,939	7,614	6,121
Net deferred tax liabilities recognized in the consolidated balance sheet	(61)	(80)	(122)

Balance as at 31 December	8,878	7,534	5,999

22	OTHER FINANCIAL ASSETS

	The Group
	As at 31 December 2009	As at 31 December 2008
	RMB million	RMB million
Investment in unlisted equity securities in the PRC	77	77

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

23	INVENTORIES

Inventories primarily comprise handsets, SIM cards and handset accessories.

24	ACCOUNTS RECEIVABLE

(a)	Aging analysis

Aging analysis of accounts receivable, net of impairment loss for doubtful accounts, is as follows:

	The Group
	As at 31 December 2009	As at 31 December 2008
	RMB million	RMB million
Within 30 days	4,275	4,713
31–60 days	1,012	1,212
61–90 days	673	769
Over 90 days	445	219

	6,405	6,913

Accounts receivable primarily comprise receivables from customers. Accounts receivable from customers are due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further phone calls can be made.

Accounts receivable are expected to be recovered within one year.

(b)	Impairment of accounts receivable

Impairment loss in respect of accounts receivable are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against accounts receivable directly.

The following table summarizes the changes in impairment losses for doubtful accounts:

	The Group
	2009	2008
	RMB million	RMB million
Balance as at 1 January	4,548	3,974
Impairment loss for doubtful accounts	4,514	4,382
Accounts receivable written off	(2,967)	(3,807)
Exchange differences	—	(1)

Balance as at 31 December	6,095	4,548

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

(c)	Accounts receivable that are not impaired

The aging analysis of accounts receivable that are neither individually nor collectively considered to be impaired are as follows:

	The Group
	As at 31 December 2009	As at 31 December 2008
	RMB million	RMB million
Neither past due nor impaired	5,784	6,265
Less than 1 month past due	621	648

	6,405	6,913

Receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default.

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral over these balances.

25	OTHER RECEIVABLES, PREPAYMENTS AND OTHER CURRENT ASSETS

Other receivables primarily comprise interest receivable from banks, utilities deposits and rental deposits.

All of the other receivables, except utilities deposits and rental deposits, are expected to be recovered within one year.

Prepayments and other current assets include primarily construction prepayment and rental prepayment.

26	AMOUNTS DUE FROM/TO ULTIMATE HOLDING COMPANY AND AMOUNT DUE TO IMMEDIATE HOLDING COMPANY

Amounts due from/to ultimate holding company are unsecured, non-interest bearing, repayable on demand and arose in the ordinary course of business.

Amount due to immediate holding company under current liabilities represented interest payable on the deferred consideration payable (see note 31), which is expected to be settled within one year.

27	DEPOSITS WITH BANKS

Balance of deposits with banks as at 31 December 2009 included a pledged deposit of HK$150,000,000 (equivalent to RMB132,000,000) (2008: HK$150,000,000, equivalent to RMB132,000,000).

The pledged deposit as at 31 December 2009 relates to a performance bond issued by a bank in favor of the Office of Telecommunications Authority of Hong Kong (“the Authority”) for the application of the next generation mobile services technology license (“BWA License”). The performance bond was issued to secure the due performance of CMHK in respect of the network coverage by 31 March 2014. The bank’s obligation under the performance bond is guaranteed by CMHK. In the event of CMHK’s default on the compliance with the due performance, the bank shall discharge the bonded sum upon demand made by the Authority. The pledged deposit is renewed annually throughout the five-year period of the performance bond.

The pledged deposit as at 31 December 2008 represents a letter of credit issued by a bank for CMHK to the Authority for eligibility in entering the bidding process for the BWA License. On 22 January 2009, CMHK became the provisional successful bidder for the BWA license and was required to pay total spectrum utilization fees of HK$495,000,000. The letter of credit was released on 11 March 2009 after the full payment of the spectrum utilization fees.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

28	CASH AND CASH EQUIVALENTS

	The Group		The Company
	As at 31 December 2009	As at 31 December 2008	As at 31 December 2009	As at 31 December 2008
	RMB million	RMB million	RMB million	RMB million
Deposits with banks within three months of maturity	8,971	2,992	6,637	452
Cash at banks and in hand	69,923	84,434	25	37

	78,894	87,426	6,662	489

29	ACCOUNTS PAYABLE

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The aging analysis of accounts payable as at 31 December is as follows:

	The Group
	As at 31 December 2009	As at 31 December 2008
	RMB million	RMB million
Due within 1 month or on demand:	72,883	57,483
Due after 1 month but within 3 months	8,965	5,566
Due after 3 months but within 6 months	6,420	7,098
Due after 6 months but within 9 months	3,691	5,134
Due after 9 months but within 12 months	4,026	4,325

	95,985	79,606

All of the accounts payable are expected to be settled within one year or are repayable on demand.

30	DEFERRED REVENUE

Deferred revenue primarily includes prepaid service fees received from customers, unredeemed point reward, and deferred tax credit on purchase of domestic telecommunications equipment.

	The Group
	2009	2008
	RMB million	RMB million
		(restated)
Balance as at 1 January	33,514	30,667
—Current portion	32,930	30,070
—Non-current portion	584	597
Additions during the year	211,040	180,794
Recognized in the comprehensive income statement	(208,664)	(177,942)
Exchange differences	—	(5)

Balance as at 31 December	35,890	33,514
Less: Current portion	(35,573)	(32,930)

Non-current portion	317	584

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

31	INTEREST-BEARING BORROWINGS

(a)	The Group

	As at 31 December 2009	As at 31 December 2008
	RMB million	RMB million
Bonds	9,918	9,920
Deferred consideration payable	23,633	23,633

	33,551	33,553

(b)	The Company

	As at 31 December 2009	As at 31 December 2008
	RMB million	RMB million
Deferred consideration payable	23,633	23,633

(c)	Bonds

(i)	On 18 June 2001, Guangdong Mobile issued guaranteed bonds with a principal amount of RMB5,000,000,000 (the “Ten-year Bonds”) at an issue price equal to the face value of the bonds.

The Ten-year Bonds bear interest at a floating rate, adjusted annually from the first day of each interest payable year and payable annually. The bonds, redeemable at 100% of the principal amount, mature on 18 June 2011, with interest accruing up to 17 June 2011.

(ii)	On 28 October 2002, Guangdong Mobile issued fifteen-year guaranteed bonds (the “Fifteen-year Bonds”), with a principal amount of RMB5,000,000,000, at an issue price equal to the face value of the bonds.

The Fifteen-year Bonds bear interest at the rate of 4.5% per annum and payable annually. The bonds are redeemable at 100% of the principal amount and will mature on 28 October 2017 with interest accruing up to 27 October 2017.

The Company has issued a joint and irrevocable guarantee (the “Guarantee”) for the performance of the above bonds. China Mobile Communications Corporation (“CMCC”), the ultimate holding company, has also issued a further guarantee in relation to the performance by the Company of its obligations under the Guarantee.

(d)	Deferred consideration payable

This represents the balances of the deferred consideration of RMB9,976,000,000 and RMB13,657,000,000 payable to immediate holding company in respect of the acquisitions of subsidiaries in 2002 and 2004 respectively, and are due on 1 July 2017 and 2019.

The deferred consideration payable is unsecured and bears interest at the rate of the two-year US dollar LIBOR swap rate per annum (for the year ended 31 December 2009: 3.238% to 3.331% per annum; for the year ended 31 December 2008: 3.238% to 5.418% per annum). The balances are subordinated to other senior debts owed by the Company from time to time. The Company may make early payment of all or part of the balances at any time before the repayment date without penalty.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

32	ACCRUED EXPENSES AND OTHER PAYABLES

	The Group
	As at 31 December 2009	As at 31 December 2008	As at 1 January 2008
	RMB million	RMB million	RMB million
		(restated)	(restated)
Receipts-in-advance	41,281	36,054	29,386
Other payables	11,900	9,806	11,020
Accrued salaries, wages and benefits	4,391	4,113	2,995
Accrued expense	11,763	7,464	3,917

	69,335	57,437	47,318

33	OBLIGATIONS UNDER FINANCE LEASES

The Group’s obligations under finance leases repayable as at 31 December are as follows:

	As at 31 December 2009			As at 31 December 2008
	Present value of the minimum lease payments	Interest expense relating to future periods	Total minimum lease payments	Present value of the minimum lease payments	Interest expense relating to future periods	Total minimum lease payments
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Within 1 year	68	3	71	68	3	71

34	EMPLOYEE RETIREMENT BENEFITS

(a)	As stipulated by the regulations of Mainland China, the subsidiaries in Mainland China participate in basic defined contribution pension plans organized by their respective municipal governments under which they are governed.

Employees in Mainland China are entitled to retirement benefits equal to a fixed proportion of their salary at their normal retirement age. The Group has no other material obligation for payment of basic retirement benefits beyond the annual contributions which are calculated at a rate based on the salaries, bonuses and certain allowances of its employees.

Other than the above, certain subsidiaries also participate in supplementary defined contribution retirement plans managed by independent insurance companies whereby the subsidiaries are required to make contributions to the retirement plans at fixed rates of the employees’ salary costs or in accordance with the terms of the plans.

(b)	The Group also operates a Mandatory Provident Fund Scheme (“the MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF scheme is a defined contribution retirement scheme administered by independent trustees. Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HK$20,000. Contributions to the scheme vest immediately.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

35	EQUITY SETTLED SHARE-BASED TRANSACTIONS

Pursuant to a resolution passed at the Annual General Meeting held on 24 June 2002, the current share option scheme (the “Current Scheme”) was adopted.

Under the Current Scheme, the directors of the Company may, at their discretion, invite employees, including executive directors and non-executive directors of the Company, any of its holding companies and any of their respective subsidiaries and any entity in which the Company or any of its subsidiaries holds any equity interest, to take up options to subscribe for shares of the Company.

The maximum aggregate number of shares which can be subscribed for pursuant to options that are or may be granted under the above schemes equals to 10% of the total issued share capital of the Company as at the date of adoption of the Current Scheme. Options lapsed or cancelled in accordance with the terms of the Current Scheme will not be counted for the purpose of calculating this 10% limit. The consideration payable for the grant of option under the Current Scheme is HK$1.00.

The Stock Exchange of Hong Kong Limited (the “SEHK”) requires that the exercise price of options to be at least the higher of the nominal value of a share, the closing price of the shares on the SEHK on the date on which the option was granted and the average closing price of the shares on the SEHK for the five trading days immediately preceding the date on which the option was granted.

For options granted under the Current Scheme, the exercise price of options shall be determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the highest of:

(i)	the nominal value of a share;

(ii)	the closing price of the shares on the SEHK on the date on which the option was granted; and

(iii)	the average closing price of the shares on the SEHK for the five trading days immediately preceding the date on which the option was granted.

Under the Current Scheme, the term of the option is determined by the directors at their discretion, provided that all options shall be exercised within 10 years after the date on which the option is granted.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

(a)	The terms and conditions of the grants that existed during the years are as follows, whereby all options are settled by physical delivery of shares:

	Number of instruments			Contractual life of options
	2009	2008	Vesting conditions
Options granted to directors
—on 3 July 2002	7,000	25,000	50% two years from the date of grant, 50% five years from the date of grant	10 years

—on 28 October 2004	744,175	744,175	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years

—on 21 December 2004	475,000	475,000	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years

—on 8 November 2005	5,685,500	5,685,500	40% one year from the date of grant, 30% two years from the date of grant 30% three years from the date of grant	10 years
Options granted to other employees

—on 3 July 2002	33,451,909	38,989,104	50% two years from the date of grant, 50% five years from the date of grant	10 years

—on 28 October 2004	119,656,204	120,405,339	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years

—on 8 November 2005	267,555,280	267,725,370	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years

Total share options	427,575,068	434,049,488

(b)	The number and weighted average exercise prices of share options are as follows:

	The Group
	2009		2008
	Weighted Average Exercise Price	Number of shares involved in the options	Weighted Average Exercise Price	Number of shares involved in the options
	HK$		HK$
As at 1 January	30.40	434,049,488	30.04	456,677,289
Exercised	23.15	(6,474,420)	23.23	(22,473,641)
Cancelled	—	—	28.71	(154,160)

As at 31 December	30.51	427,575,068	30.40	434,049,488

Option vested as at 31 December	30.51	427,575,068	30.40	434,049,488

The weighted average share price at the date of exercise for shares options exercised during the year was HK$80.08 (2008: HK$107.98) .

The options outstanding as at 31 December 2009 had exercise prices ranging from HK$22.75 to HK$34.87 (2008: HK$22.75 to HK$34.87) and a weighted average remaining contractual life of 5.3 years (2008: 6.3 years).

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the share options granted is measured based on a binomial lattice model. The contractual life of the option is used as an input into this model. Expectations of early exercise are incorporated into the binomial lattice model. No share options were granted during 2008 and 2009.

36	CAPITAL, RESERVES AND DIVIDENDS

(a)	Movements in components of equity

The reconciliation between the opening and closing balances of each component of the Group’s consolidated equity is set out in the consolidated statement of changes in equity. Details of the changes in the Company’s individual components of equity between the beginning and the end of the year are set out below:

	Share capital	Share premium	Capital reserve	General reserve	Exchange reserve	Retained profits	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
As at 1 January 2008	2,136	385,743	3,509	72	(549)	82,043	472,954
Changes in equity for 2008:
Dividends approved in respect of previous year (note 36(b)(ii))	—	—	—	—	—	(21,028)	(21,028)
Dividends declared in respect of the year (note 36(b)(i))	—	—	—	—	—	(23,532)	(23,532)
Shares issued under share option scheme (note 36(c)(ii))	2	494	(31)	—	—	—	465
Equity settled share-based transactions	—	—	222	—	—	—	222
Total comprehensive income for the year	—	—	—	—	(310)	49,115	48,805

As at 31 December 2008	2,138	386,237	3,700	72	(859)	86,598	477,886

As at 1 January 2009	2,138	386,237	3,700	72	(859)	86,598	477,886
Changes in equity for 2009:
Dividends approved in respect of previous year (note 36(b)(ii))	—	—	—	—	—	(24,823)	(24,823)
Dividends declared in respect of the year (note 36(b)(i))	—	—	—	—	—	(23,791)	(23,791)
Shares issued under share option scheme (note 36(c)(ii))	1	138	(7)	—	—	—	132
Total comprehensive income for the year	—	—	—	—	46	60,700	60,746

As at 31 December 2009	2,139	386,375	3,693	72	(813)	98,684	490,150

As at 31 December 2009, the amount of distributable reserves of the Company amounted to RMB98,756,000,000 (2008: RMB86,670,000,000).

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

(b)	Dividends

(i)	Dividends attributable to the year:

	2009	2008
	RMB million	RMB million
Ordinary interim dividend declared and paid of HK$1.346 (equivalent to approximately RMB1.187) (2008: HK$1.339 (equivalent to approximately RMB1.177)) per share	23,791	23,532
Ordinary final dividend proposed after the balance sheet date of HK$1.458 (equivalent to approximately RMB1.284) (2008: HK$1.404 (equivalent to approximately RMB1.238)) per share	25,753	24,832

	49,544	48,364

The proposed ordinary final dividend which is declared in Hong Kong dollar is translated into RMB at the rate HK$1 = RMB0.88048, being the rate announced by the State Administration of Foreign Exchange in the PRC on 31 December 2009. As the ordinary final dividend is declared after the balance sheet date, such dividend is not recognized as liability as at 31 December 2009.

(ii)	Dividends attributable to the previous financial year, approved and paid during the year:

	2009	2008
	RMB million	RMB million
Ordinary final dividend in respect of the previous financial year, approved and paid during the year, of HK$1.404 (equivalent to approximately RMB1.238) (2008: HK$1.160 (equivalent to approximately RMB1.086)) per share	24,823	20,742
No special final dividend in respect of the previous financial year, approved and paid during the year (2008: HK$0.016 (equivalent to approximately RMB0.015)) per share	—	286

	24,823	21,028

(c)	Share capital

(i)	Authorized and issued share capital

	2009	2008
	HK$ million	HK$ million
Authorized:
30,000,000,000 ordinary shares of HK$0.10 each	3,000	3,000

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

Issued and fully paid:

	2009			2008
	Number of shares	HK$ Million	Equivalent RMB million	Number of shares	HK$ million	Equivalent RMB million
As at 1 January	20,054,379,231	2,005	2,138	20,031,905,590	2,003	2,136
Shares issued under share option scheme (note 36(c)(ii))	6,474,420	1	1	22,473,641	2	2

As at 31 December	20,060,853,651	2,006	2,139	20,054,379,231	2,005	2,138

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

(ii)	Shares issued under share option scheme

During 2009, options were exercised to subscribe for 6,474,420 (2008: 22,473,641) ordinary shares in the Company at a consideration of HK$150,000,000 (equivalent to RMB132,000,000) (2008: HK$522,000,000 (equivalent to RMB465,000,000)) of which HK$1,000,000 (equivalent to RMB1,000,000) (2008: HK$2,000,000 (equivalent to RMB2,000,000)) was credited to share capital and the balance of HK$149,000,000 (equivalent to RMB131,000,000) (2008: HK$520,000,000 (equivalent to RMB463,000,000)) was credited to the share premium account. HK$7,000,000 (equivalent to RMB7,000,000) (2008: HK$30,000,000 (equivalent to RMB31,000,000)) has been transferred from the capital reserve to the share premium account in accordance with policy set out in note 1(u)(ii).

(d)	Nature and purpose of reserves

(i)	Share premium

The application of the share premium account is governed by section 48B of the Hong Kong Companies Ordinance.

(ii)	Capital reserve

The capital reserve comprises the following:

—	The fair value of unexercised share options granted to employees of the Group recognized in accordance with the accounting policy adopted for share-based payments in note 1(u)(ii); and

—	There was RMB295,665,000,000 debit balance brought forward as a result of the elimination of goodwill arising on the acquisition of subsidiaries before 1 January 2001 against the capital reserve in previous years.

(iii)	PRC statutory reserves

PRC statutory reserves include general reserve, enterprise expansion fund and statutory surplus reserve.

In accordance with Rules for the Implementation of the Law of the PRC on Foreign-Capital Enterprises, foreign investment enterprises in Mainland China are required to transfer at least 10% of their profit after taxation, as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) to the general reserve until the balance of the general reserve is equal to 50% of their registered capital. Moreover, they are required to transfer a certain percentage of their profit after taxation, as determined under PRC GAAP, to the enterprise expansion fund. During the year, appropriations were made by each of the above subsidiaries to the general reserve and the enterprise expansion fund each at 10% of their profit after taxation determined under PRC GAAP.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

The general reserve can be used to reduce previous years’ losses while the enterprise expansion fund can be used to increase the capital of the subsidiaries, to acquire property, plant and equipment and to increase current assets.

Statutory surplus reserve can be used to reduce previous years’ losses, if any, and may be converted into paid-up capital, provided that the balance after such conversion is not less than 25% of the registered capital of the subsidiaries.

As at 31 December 2009, the balances of the general reserve, enterprise expansion fund and statutory surplus reserve were RMB62,332,000,000 (2008: RMB50,793,000,000), RMB67,563,000,000 (2008: RMB56,025,000,000), and RMB23,000,000 (2008: RMB23,000,000), respectively.

(iv)	Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of overseas entities. The reserve is dealt with in accordance with the accounting policies set out in note 1(w).

(e)	Capital management

The Group’s primary objectives when managing capital are to maintain a reasonable capital structure and to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders.

The Group actively and regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

The Group monitors capital on the basis of total debt-to-book capitalization ratio. This ratio is calculated as total debts (including bills payable, obligations under finance leases, current and non-current interest-bearing borrowings as shown in the consolidated balance sheet) divided by book capitalization (refer to the total equity attributable to equity shareholders of the Company as shown in the consolidated balance sheet and total debts).

As at 31 December 2009, the Group’s total debt-to-book capitalization ratio was 6.3% (2008: 7.5%).

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

37	RELATED PARTY TRANSACTIONS

(a)	Transactions with CMCC Group

The following is a summary of principal related party transactions entered into by the Group with CMCC and its subsidiaries, excluding the Group, (the “CMCC Group”), for the year ended 31 December 2008 and 31 December 2009. The majority of these transactions also constitute continuing connected transactions under the Listing Rules. Further details of these continuing connected transactions are disclosed under the paragraph “Connected Transactions” in the report of directors.

		2009	2008
	Note	RMB million	RMB million
Property leasing and management services charges	(i)	1,207	1,182
Telecommunications services charges	(ii)	3,913	3,798
Interest paid/payable	(iii)	774	1,026
Interconnection revenue	(iv)	379	183
Interconnection charges	(iv)	435	216
Leased line charges	(iv)	59	11
Property leasing fee	(v)	—	191
Facilities support fees	(v)	—	160
Operation supports and management fee	(v)	—	269
Network capacity leasing charge paid/payable	(v)	222	—
Sales channel utilizing fee received/receivable	(vi)	10	—
Sales channel utilizing charge paid/payable	(vi)	495	—

Notes:

(i)	Property leasing and management services charges represent the rental and property management fees paid/payable to CMCC Group in respect of business premises and offices, retail outlets and warehouses.

(ii)	Telecommunications services charges represent the amounts paid/payable to CMCC Group for the telecommunications project planning, design and construction services, telecommunications line and pipeline construction services, and telecommunications line maintenance services.

(iii)	Interest paid/payable represents the interest paid/payable to China Mobile Hong Kong (BVI) Limited, the Company’s immediate holding company, in respect of the balances of deferred consideration payable for acquisition of subsidiaries.

(iv)	The amounts represent settlement received/receivable from or paid/payable to China TieTong Telecommunications Corporation, a wholly-owned subsidiary of CMCC, in respect of interconnection settlement and lease line charges after acquisition date.

(v)	The amounts in 2008 represent settlement fees received/receivable by the Group for providing operating service to CMCC Group in respect of TD-SCDMA trial network.

From the beginning of 1 January 2009, the Group leased the TD-SCDMA network capacity from CMCC Group and paid leasing fees to CMCC Group.

(vi)	The amounts in 2009 represent the sales channel utilizing settlement received/receivable from or paid/ payable to CMCC Group for utilizing the existing sales channels and resources, such as sales outlets, internet sales network, etc..

(b)	Key management personnel remuneration

Remuneration for key management personnel is disclosed in note 9.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

38	TRANSACTIONS WITH OTHER STATE-CONTROLLED ENTITIES IN THE PRC

Apart from transactions with the CMCC Group (see note 37), the Group, a state-controlled enterprise, conducts certain business activities with enterprises directly or indirectly owned or controlled by the PRC government and governmental authorities and agencies (collectively referred to as “state-controlled entities”) in the ordinary course of business. These transactions, which primarily include providing telecommunications services, rendering and receiving services, sales and purchase of goods and deposits with financial institutions, are carried out at terms similar to those that would be entered into with non-state-controlled entities and have been reflected in the financial statements. These transactions are conducted and settled in accordance with rules and regulations stipulated by related authorities of the PRC Government.

Set out below are the principal transactions with state-controlled telecommunications operators and state-controlled financial institutions in the PRC:

(a)	Principal transactions with state-controlled telecommunications operators in the PRC:

	2009	2008
	RMB million	RMB million
Interconnection revenue	14,655	13,679
Interconnection charges	18,908	19,981
Leased line charges	2,164	2,202

(b)	Principal balances with state-controlled telecommunications operators in the PRC:

	As at 31 December 2009	As at 31 December 2008
	RMB million	RMB million
Accounts receivable and other receivables	580	666
Accounts payable and other payables	964	1,237

(c)	Principal transactions with state-controlled financial institutions in the PRC:

	2009	2008
	RMB million	RMB million
Interest income	5,896	5,791

(d)	Principal balances with state-controlled financial institutions in the PRC:

	As at 31 December 2009	As at 31 December 2008
	RMB million	RMB million
Deposits with banks	183,602	130,129
Cash and cash equivalents	72,085	85,805

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

39	FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Exposure to credit, liquidity, interest rate and foreign currency risks arises in the normal course of the Group’s business. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a)	Credit risk and concentration risk

The Group’s credit risk is primarily attributable to the financial assets in the balance sheet, which mainly include deposit with banks, accounts receivable and other receivables. The maximum exposure to credit risk is represented by the carrying amount of those financial assets.

Substantially all the Group’s cash and cash equivalents are deposited in financial institutions in Hong Kong and Mainland China. The credit risk on liquid funds is limited as the majority of counter parties are financial institutions with high credit ratings assigned by international credit-rating agencies and state-controlled financial institutions with good reputations.

The accounts receivable of the Group are primarily comprised of amounts receivable from customers. Accounts receivable from customers are spread among an extensive number of customers and the majority of the receivables from customers are due for payment within one month from the date of billing. Other receivables primarily comprise interest receivable from banks, utilities deposits and rental deposits. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis, taking into account the counter parties’ financial position, the Group’s past experience and other factors. As such, management considers the aggregate risks arising from the possibility of credit losses is limited and to be acceptable.

Concentrations of credit risk with respect to accounts receivable are limited due to the Group’s customer base being large and unrelated. As such, management does not expect any significant losses of accounts receivable that have not been provided for by way of allowances as shown in note 24.

(b)	Liquidity risk

Liquidity risk refers to that funds will not be available to meet liabilities as they fall due, and results from timing and amount mismatches of cash inflow and outflow. The Group manages liquidity risk by maintaining sufficient cash balances to meet its funding needs, including working capital, principal and interest payments on debts, dividend payments and capital expenditures.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

The following table sets out the remaining contractual maturities at the balance sheet date of the Group and the Company’s financial liabilities, which are based on the undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet) and the earliest date the Group and the Company would be required to repay:

The Group

	As at 31 December 2009
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 3 years	More than 3 years but less than 5 years	More than 5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Accounts payable	95,985	95,985	95,985	—	—	—
Bills payable	642	642	642	—	—	—
Accrued expenses and other payables	69,335	69,335	69,335	—	—	—
Amount due to ultimate holding company	4	4	4	—	—	—
Amount due to immediate holding company	119	119	119	—	—	—
Interest-bearing borrowings
—Deferred consideration payable	23,633	26,113	514	514	514	24,571
—Bonds	9,918	12,052	425	5,542	450	5,635
Obligations under finance leases	68	71	71	—	—	—

	199,704	204,321	167,095	6,056	964	30,206

	As at 31 December 2008 (restated)
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 3 years	More than 3 years but less than 5 years	More than 5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Accounts payable	79,606	79,606	79,606	—	—	—
Bills payable	2,111	2,111	2,111	—	—	—
Accrued expenses and other payables	57,437	57,437	57,437	—	—	—
Amount due to ultimate holding company	6	6	6	—	—	—
Amount due to immediate holding company	118	118	118	—	—	—
Interest-bearing borrowings
—Deferred consideration payable	23,633	27,915	774	960	766	25,415
—Bonds	9,920	12,520	468	5,742	450	5,860
Obligations under finance leases	68	71	71	—	—	—

	172,899	179,784	140,591	6,702	1,216	31,275

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

The	Company

	As at 31 December 2009
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 3 years	More than 3 years but less than 5 years	More than 5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Accrued expenses and other payables	1,269	1,269	1,269	—	—	—
Amount due to a subsidiary	9,918	12,052	425	5,542	450	5,635
Amount due to immediate holding company	119	119	119	—	—	—
Interest-bearing borrowings	23,633	26,113	514	514	514	24,571

	34,939	39,553	2,327	6,056	964	30,206

	As at 31 December 2008
	Carrying amount RMB million	Total contractual undiscounted cash flow RMB million	Within 1 year or on demand RMB million	More than 1 year but less than 3 years RMB million	More than 3 years but less than 5 years RMB million	More than 5 years RMB million
Accrued expenses and other payables	28	28	28	—	—	—
Amount due to a subsidiary	9,920	12,520	468	5,742	450	5,860
Amount due to immediate holding company	118	118	118	—	—	—
Interest-bearing borrowings	23,633	27,915	774	960	766	25,415

	33,699	40,581	1,388	6,702	1,216	31,275

(c)	Interest rate risk

The Group has interest rate risk as certain existing interest-bearing borrowings are at variable rates and therefore expose the Group to cash flow interest rate risk. These borrowings mainly include bonds issued in 2001 and deferred consideration for the acquisition of subsidiaries in 2002 and 2004. The interest rates and terms of repayment of the interest-bearing borrowings of the Group are disclosed in note 31.

The following table set out the interest rate profile of the Group’s floating interest bearing borrowings at the balance sheet date:

	The Group				The Company
	2009		2008		2009		2008
	Effective interest rate	RMB million	Effective interest rate	RMB million	Effective interest rate	RMB million	Effective interest rate	RMB million
2001 Bonds	4.87%	5,000	5.39%	5,000	—	—	—	—
Deferred consideration for acquisition of subsidiaries in 2002	3.33%	9,976	4.37%	9,976	3.33%	9,976	4.37%	9,976
Deferred consideration for acquisition of subsidiaries in 2004	3.24%	13,657	4.32%	13,657	3.24%	13,657	4.32%	13,657

As at 31 December 2009, if the base interest rate for the Peoples Bank of China increases/decreases by 100 basis points, the effective interest rate for bonds would increase/decrease by 100 basis points, and the profit for the year and total equity of the Group would decrease/increase by RMB37,500,000 (2008: RMB37,500,000).

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

As at 31 December 2009, if the two-year US dollar LIBOR swap rate interest rate per annum increased/ decreased by 100 basis points, the effective interest rate for deferred consideration would increase/decrease by 100 basis points, and the profit for the year and total equity of the Group and of the Company would decrease/increase by RMB236,000,000 (2008: RMB236,000,000).

The sensitivity analysis above indicates the instantaneous change in the Group’s profit after tax (and retained profits) and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the balance sheet date and had been applied to re-measure those financial instruments held by the Group which expose the Group to fair value interest rate risk at the balance sheet date. The assumption of increase or decrease of interest rate of Peoples Bank of China and two-year US dollar LIBOR swap rate represents management’s estimation of a reasonably possible change in interest rates over the period until the next interest rate re-pricing date.

As at 31 December 2009, total cash and bank balances of the Group amounted to RMB264,507,000,000 (2008: RMB218,259,000,000). The interest income for 2009 was RMB5,940,000,000 (2008: RMB6,002,000,000) and the average interest rate was 2.46% (2008: 2.95%). Assuming the total cash and bank balances are stable in the coming year and interest rate increases/decreases by 100 basis points, the profit for the year and total equity would approximately increase/decrease by RMB2,003,000,000 (2008: RMB1,641,000,000).

On the whole, interest rate risk of the Group is expected to be low due to the high volume cash and cash equivalent base and low level of floating rate debts. The Group consistently monitors the current and potential fluctuation of interest rates to monitor the interest risk on a reasonable level.

During the year, the Group and the Company had not entered into any interest rate swap contracts.

(d)	Foreign currency risk

The Group has foreign currency risk as certain cash and deposits with banks are denominated in foreign currencies, principally US dollars and Hong Kong dollars. As the amount of the Group’s foreign currency represented 3.1% (2008: 0.9%) of the total cash and deposits with banks and major business operations of the Group were carried out in RMB, the Group does not expect the appreciation or depreciation of the RMB against foreign currency will materially affect the Group’s financial position and result of operations.

During the year, the Group and the Company had not entered into any forward exchange contracts.

(e)	Fair values

All financial instruments are carried at amounts not materially different from their fair values as at 31 December 2009 and 2008 except as follows:

	As at 31 December 2009		As at 31 December 2008
	Carrying Amount	Fair value	Carrying Amount	Fair value
	RMB million	RMB million	RMB million	RMB million
The Group
Interest-bearing borrowings—bonds	9,918	10,077	9,920	10,145

The fair value of bonds is based on quoted market prices at the balance sheet date without any deduction for transaction costs.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

40	COMMITMENTS

(a)	Capital commitments

Capital commitments outstanding as at 31 December not provided for in the financial statements were as follows:

	The Group		The Company
	2009	2008	2009	2008
	RMB million	RMB million	RMB million	RMB million
Commitments in respect of land and buildings
—authorized and contracted for	5,160	2,863	2	—
—authorized but not contracted for	20,494	12,488	—	—

	25,654	15,351	2	—

Commitments in respect of telecommunications equipment
—authorized and contracted for	15,663	14,074	16	—
—authorized but not contracted for	61,919	72,650	—	—

	77,582	86,724	16	—

Total commitments
—authorized and contracted for	20,823	16,937	18
—authorized but not contracted for	82,413	85,138	—	—

	103,236	102,075	18	—

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

(b)	Operating lease commitments

The total future minimum lease payments under non-cancellable operating leases as at 31 December are payable as follows:

	The Group				The Company Land and buildings, and others
	Land and buildings	Leased lines	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
As at 31 December 2009:
Within one year	4,459	1,069	554	6,082	11
After one year but within five years	8,809	1,429	541	10,779	10
After five years	3,161	308	141	3,610	—

	16,429	2,806	1,236	20,471	21

As at 31 December 2008:
Within one year	3,797	905	517	5,219	5
After one year but within five years	7,998	1,499	455	9,952	—
After five years	2,977	436	127	3,540	—

	14,772	2,840	1,099	18,711	5

The Group leases certain land and buildings, leased lines, motor vehicles, and other equipment under operating leases. None of the leases include contingent rentals.

41	NON-ADJUSTING POST BALANCE SHEET EVENTS

After the balance sheet date the directors proposed an ordinary final dividend. Further details are disclosed in note 36(b)(i).

A wholly-owned subsidiary of the Company, Guangdong Mobile, entered into a share subscription agreement (“the Agreement”) with Shanghai Pudong Development Bank Co., Ltd. (“SPD Bank”) on 10 March 2010. Pursuant to the Agreement, Guangdong Mobile has conditionally agreed to subscribe for and SPD Bank has conditionally agreed to issue 2,207,511,410 A-shares at a total cash consideration of RMB39,801,430,722.30. SPD Bank’s shares are traded in the Shanghai Stock Exchange. Upon completion with the terms in the Agreement, the Company will, through Guangdong Mobile, hold 20% equity interests in SPD Bank. The transaction is pending for the approval from regulators and the shareholders of the Company.

42	COMPARATIVE FIGURES

As a result of the application of IAS/HKAS 1 (revised 2007), Presentation of financial statements and IFRIC/ HK(IFRIC) Interpretation 13, Customer loyalty programmes, certain comparative figures have been adjusted to conform to current year’s presentation and to provide comparative amounts in respect of items disclosed for the first time in 2009. Further details of these developments are disclosed in note 2.

43	ULTIMATE HOLDING COMPANY

The directors consider the ultimate holding company as at 31 December 2009 to be China Mobile Communications Corporation, a company incorporated in the PRC.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

44	ACCOUNTING ESTIMATES AND JUDGEMENTS

Key	sources of estimation uncertainty

Notes 16, 17 and 39 contain information about the assumptions and their risk factors relating to goodwill impairment, impairment of other intangible assets with indefinite useful lives and financial instruments. Other key sources of estimation uncertainty are as follows:

Impairment loss for doubtful accounts

The Group assesses impairment loss for doubtful accounts based upon evaluation of the recoverability of the accounts receivable and other receivables at each balance sheet date. The estimates are based on the aging of the accounts receivable and other receivables balances and the historical write-off experience, net of recoveries. If the financial condition of the customers were to deteriorate, additional impairment may be required.

Depreciation

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. The Group reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives and residual values are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Amortization of other intangible assets

Amortization of other intangible assets is calculated to write off the cost of items of other intangible assets using the straight-line method over their estimated useful lives unless such lives are indefinite. The Group reviews the estimated useful lives of other intangible assets annually in order to determine the amount of amortization expense to be recorded during any reporting period. The useful lives are based on the estimate period over which future economic benefits will be received by the Group and taking into account any unexpected adverse changes in circumstances or events. The amortization expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment of property, plant and equipment

The Group’s property, plant and equipment comprise a significant portion of the Group’s total assets. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. Long-lived assets including property, plant and equipment are reviewed for impairment at least annually or whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. If any such indication exists, the recoverable amount is estimated.

The recoverable amount of an asset is the greater of its net selling price and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgement relating to level of revenue and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods.

45	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31 DECEMBER 2009

Up to the date of issue of these financial statements, the IASB/HKICPA have issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31 December 2009 and which have not been adopted in these financial statements.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

Of these developments, the following relate to matters that may be relevant to the Group’s operations and financial statements:

Effective for accounting periods beginning on or after
IAS/HKAS 27 (amended), Consolidated and separate financial statements	1 July 2009

IFRS/HKFRS 3 (revised), Business combinations	1 July 2009

Improvements to IFRSs/HKFRSs (2009)	1 July 2009/1 January 2010

IAS24/HKAS 24, Related Party Disclosures (revised 2009)	1 January 2011

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that while the adoption of them may result in new or amended disclosures, it is unlikely to have a significant impact on the Group’s results of operations and financial position.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

C.	INDEBTEDNESS

Borrowings

At the close of business on 28 February 2010 being the latest practicable date for the purpose of this indebtedness statement, the Group had outstanding borrowings of approximately RMB34,246 million in aggregate. These borrowings comprise deferred consideration of approximately RMB23,633 million, bills payable of approximately RMB545 million, finance lease obligations of approximately RMB68 million and bonds of RMB10,000 million. In respect of the above borrowings, the bonds of RMB10,000 million are guaranteed by CMCC.

Pledged deposit

As at 28 February 2010, the Group has pledged deposit of RMB132 million.

Contractual obligations and Commitments

As at 28 February 2010, the Group has total future minimum lease payment under non-cancellable operating lease of RMB20,676 million and the following outstanding capital commitments not provided for in the Group’s financial statements:

As at 28 February 2010
RMB million
Contracted for	17,992
Authorized but not contracted for	79,902

97,894

Disclaimer

Save as aforesaid and apart from intra-group liabilities and normal trade payables, the Group did not have, at the close of business on 28 February 2010, any other mortgages, charges, debentures, debt securities issued and outstanding, and authorized or otherwise created but unissued, term loans, outstanding borrowings or indebtedness in the nature of borrowing including bank overdrafts, liabilities under acceptances, acceptance credits, hire purchase commitments and finance lease commitments or other similar indebtedness, or any guarantees or other material contingent liabilities.

D.	WORKING CAPITAL

Taking into consideration the financial resources available to the Group, including the internally generated funds of the Group, the banking facilities and other financial resources available to the Group, and in the absence of unforeseen circumstances, the Directors are of the opinion that the Group will, following completion of the Subscription, have sufficient working capital for its present requirements, that is for at least the next 12 months from the date of this circular.

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

A.	UNAUDITED PRO FORMA NET ASSETS STATEMENT OF THE GROUP

The following is a summary of the unaudited pro forma net assets statement of the Group, which has been prepared on the basis of the notes set out below and assuming that the Subscription had been completed as at 31 December 2009 for the purpose of illustrating how the Subscription might have affected the financial position of the Group at that date.

The unaudited pro forma net assets statement of the Group prepared is based on the audited consolidated balance sheet of the Group as at 31 December 2009, extracted from the published annual report of the Group for the year ended 31 December 2009 and the audited consolidated balance sheet of SPD Bank prepared in accordance with IFRSs as at 31 December 2009 as extracted from the Accountants’ Report set out in Appendix I, after making appropriate pro forma adjustments that are considered necessary as if the Subscription had been completed on 31 December 2009.

The unaudited pro forma net assets statement is based on a number of assumptions, estimates and uncertainties. The accompanying unaudited pro forma net assets statement does not purport to describe the actual financial position of the Group that would have been attained had the Subscription been completed on 31 December 2009. The unaudited pro forma net assets statement does not purport to predict the future financial position of the Group.

The unaudited pro forma net assets statement of the Group should be read in conjunction with the Accountants’ Report on SPD Bank as set out in Appendix I to this circular, the historical financial information on the Group as set out in Appendix II to this circular and other financial information included elsewhere in this circular.

–III-1–

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

	The Group As at 31 December 2009 RMB million Audited	Pro forma adjustments RMB million	Notes	The Group After Subscription RMB million
Non-current assets
Property, plant and equipment	360,075			360,075
Construction in progress	46,094			46,094
Land lease prepayments	11,201			11,201
Goodwill	36,894			36,894
Other intangible assets	727			727
Interest in associates	—	39,801	(1)	39,801
Interest in jointly controlled entity	6			6
Deferred tax assets	8,939			8,939
Other financial assets	77			77

	464,013			503,814

Current assets
Inventories	3,847			3,847
Accounts receivable	6,405			6,405
Other receivables	3,490			3,490
Prepayments and other current assets	9,064			9,064
Amount due from ultimate holding company	25			25
Tax recoverable	17			17
Deposits with banks	185,613	(30,597)	(1)	155,016
Cash and cash equivalents	78,894	(9,204)	(1)	69,690

	287,355			247,554

Current liabilities
Accounts payable	95,985			95,985
Bills payable	642			642
Deferred revenue	35,573			35,573
Accrued expenses and other payables	69,335			69,335
Amount due to ultimate holding company	4			4
Amount due to immediate holding company	119			119
Obligations under finance leases	68			68
Current taxation	8,079			8,079

	209,805			209,805

Net current assets	77,550			37,749

Non-current liabilities
Interest-bearing borrowings	(33,551)			(33,551)
Deferred revenue, excluding current portion	(317)			(317)
Deferred tax liabilities	(61)			(61)

	(33,929)			(33,929)

NET ASSETS	507,634			507,634

–III-2–

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

Notes to the unaudited Pro Forma Net Assets Statement of the Group

(1)	On 10 March 2010, a wholly owned subsidiary of the Company, Guangdong Mobile, entered into the Share Subscription Agreement with SPD Bank. Pursuant to the agreement, Guangdong Mobile has conditionally agreed to subscribe for and SPD Bank has conditionally agreed to issue 2,207,511,410 A-shares at a total cash consideration of approximately RMB39,801 million.

Upon Completion, the Company will, through Guangdong Mobile, hold 20% equity interests in SPD Bank. SPD Bank is considered by the directors of the Company as an associate of the Group as the Group will exercise significant influence in the financing and operating activities of SPD Bank.

(i)	The unaudited pro forma adjustment of RMB39,801 million represents the total cash consideration for the Subscription.

Details on goodwill arising from the Subscription are as follows:

RMB million
Consideration for the Subscription	39,801
Less: share of net identifiable assets of SPD Bank	(13,617)

26,184

On Completion, the fair value of the attributable share of the identifiable assets, liabilities and contingent liabilities of SPD Bank will have to be determined, therefore the share of net identifiable assets of SPD Bank does not represent the share of fair value of the net identifiable assets of SPD Bank. As a result of the reassessment on Completion, the amount of goodwill may be different from the amount estimated based on the basis stated above for the purpose of preparation of the unaudited pro forma net assets statement. Accordingly, the actual goodwill arising from the Subscription may be different from the estimated amount as shown above.

(2)	The estimated professional fee in relation to the Subscription is considered to be insignificant as compared to the total cash consideration.

–III-3–

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

B.	REPORT ON THE UNAUDITED PRO FORMA NET ASSETS STATEMENT OF THE GROUP

The following is the text of a report received from KMPG, Certified Public Accountants, Hong Kong, for the purpose of incorporation in this circular:

8th Floor Prince’s Building 10 Chater Road Central Hong Kong 22 April 2010

The Board of Directors

China Mobile Limited

Dear Sirs

We report on the unaudited pro forma net assets statement (“the Pro Forma Financial Information”) of China Mobile Limited (“the Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages III-1 to III-3 in Appendix III to this circular, dated 22 April 2010 (the “Circular”) which has been prepared by the directors of the Company solely for illustrative purposes to provide information about how the acquisition of equity interests in Shanghai Pudong Development Bank Co., Ltd might have affected the financial information presented. The basis of preparation of the unaudited Pro Forma Financial Information of the Group is set out in notes (1) to (2) on page III-3 of the Circular.

Responsibilities

It is the responsibility solely of the directors of the Company to prepare the unaudited Pro Forma Financial Information in accordance with Paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and with reference to Accounting Guideline 7 “Preparation of Pro Forma Financial Information for inclusion in Investment Circulars” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”).

It is our responsibility to form an opinion, as required by paragraph 4.29(7) of the Listing Rules, on the unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

–III-4–

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

Basis of opinion

We conducted our work in accordance with Hong Kong Standard on Investment Circular Reporting Engagements (“HKSIR”) 300 “Accountants’ Reports on Pro Forma Financial Information in Investment Circulars” issued by the HKICPA. Our work consisted primarily of comparing the unadjusted financial information with source documents, considering the evidence supporting the adjustments and discussing the unaudited Pro Forma Financial Information with the directors of the Company. The engagement did not involve independent examination of any of the underlying financial information.

Our work did not constitute an audit or review made in accordance with Hong Kong Standards on Auditing or Hong Kong Standards on Review Engagements issued by the HKICPA, and accordingly, we do not express any such audit or review assurance on the unaudited Pro Forma Financial Information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

The unaudited Pro Forma Financial Information is for illustrative purposes only, based on the judgements and assumptions of the directors of the Company, and because of its hypothetical nature, it does not provide any assurance or indication that any event will take place in the future and may not be indicative of the net assets of the Group as at 31 December 2009 or any future date.

Opinion

In our opinion:

(a)	the unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated;

(b)	such basis is consistent with the accounting policies of the Group, and

(c)	the adjustments are appropriate for the purposes of the unaudited Pro Forma Financial Information as disclosed pursuant to Paragraph 4.29(1) of the Listing Rules.

Yours faithfully

KPMG

Certified Public Accountants

Hong Kong

–III-5–

APPENDIX IV	GENERAL INFORMATION

1 RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2 DISCLOSURE OF INTERESTS

As at Latest Practicable Date, the following Directors and chief executive of the Company had, or were deemed to have, interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were deemed or taken to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules, to be notified to the Company and the Stock Exchange.

	Date on which options were granted	Exercise price	No. of Shares involved in the options	Percentage of issued share capital of the Company
		HK$		(%)
Directors
WANG Jianzhou	21 December 2004	26.75	475,000
(also the chief executive officer)	8 November 2005	34.87	970,000

				0.007
			1,445,000

LI Yue	28 October 2004	22.75	154,000
	8 November 2005	34.87	780,000

			934,000	0.005

LU Xiangdong	28 October 2004	22.75	154,000
	8 November 2005	34.87	780,000

			934,000	0.005

XUE Taohai	28 October 2004	22.75	154,000
	8 November 2005	34.87	780,000

			934,000	0.005

SHA Yuejia	3 July 2002	22.85	7,000
	28 October 2004	22.75	82,575
	8 November 2005	34.87	780,000

			869,575	0.004

APPENDIX IV	GENERAL INFORMATION

	Date on which options were granted	Exercise price	No. of Shares involved in the options	Percentage of issued share capital of the Company
		HK$		(%)
LIU Aili	28 October 2004	22.75	82,600
	8 November 2005	34.87	141,500

			224,100	0.001
XU Long	28 October 2004	22.75	117,000
	8 November 2005	34.87	254,000

			371,000	0.002
LO Ka Shui	8 November 2005	34.87	400,000	0.002

Frank WONG Kwong Shing	8 November 2005	34.87	400,000	0.002

Moses CHENG Mo Chi	8 November 2005	34.87	400,000	0.002

Notes:

(a)	The share options were all granted under the share option scheme approved and adopted pursuant to a resolution passed at the annual general meeting of the Company held on 24 June 2002.

(b)	The share options represent personal interest held by the Directors as beneficial owners

(c)	Particulars of share options:

Date of grant	Exercise period
3 July 2002	3 July 2004 to 2 July 2012 (in respect of 50% of the options granted)
3 July 2007 to 2 July 2012 (in respect of the remaining 50% of the options granted)

28 October 2004	28 October 2005 to 27 October 2014 (in respect of 40% of the options granted)
28 October 2006 to 27 October 2014 (in respect of 30% of the options granted)
28 October 2007 to 27 October 2014 (in respect of the remaining 30% of the options granted)

21 December 2004	21 December 2005 to 20 December 2014 (in respect of 40% of the options granted)
21 December 2006 to 20 December 2014 (in respect of 30% of the options granted)
21 December 2007 to 20 December 2014 (in respect of the remaining 30% of the options granted)

8 November 2005	8 November 2006 to 7 November 2015 (in respect of 40% of the options granted)
8 November 2007 to 7 November 2015 (in respect of 30% of the options granted)
8 November 2008 to 7 November 2015 (in respect of the remaining 30% of the options granted)

Save as disclosed above, as at the Latest Practicable Date, none of the Directors nor the chief executive of the Company had or was deemed to have any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were deemed or taken to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules, to be notified to the Company and the Stock Exchange.

APPENDIX IV	GENERAL INFORMATION

CMCC is the ultimate holding company of the Company who, through China Mobile (Hong Kong) Group Limited (“CMHK (Group)”) and China Mobile Hong Kong (BVI) Limited (“CMHK (BVI)”), was beneficially interested in approximately 74.22% of the issued share capital of the Company as at the Latest Practicable Date. The executive Directors also hold executive positions with CMCC. Details of the shareholding of CMCC in the Company are set out in the paragraph headed “Substantial Shareholders” in this Appendix. Save as disclosed herein, none of the Directors is a director or employee of a company which has, or is deemed to have, an interest or a short position in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

None of the Directors is materially interested in any contract or arrangement subsisting as at the Latest Practicable Date which is significant in relation to the business of the Group taken as a whole.

Since 31 December 2009, being the date to which the latest published audited consolidated financial statements of the Group were made up, up to the Latest Practicable Date, none of the Directors nor any experts named in the paragraph headed “Qualifications of Experts” in this Appendix has any direct or indirect interest in any assets which had been acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

3 SUBSTANTIAL SHAREHOLDERS

So far as is known to the Directors and the chief executive of the Company, as at the Latest Practicable Date, the following persons had, or were deemed to have, interests or short positions in the Shares or the underlying Shares which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO:

		Ordinary shares held		Percentage of total issued share capital
		directly	indirectly
(i)	CMCC	—	14,890,116,842	74.22%
(ii)	CMHK (Group)	—	14,890,116,842	74.22%
(iii)	CMHK (BVI)	14,890,116,842	—	74.22%

Note:	In light of the fact that CMCC and CMHK (Group) directly or indirectly control one-third or more of the voting rights in the shareholders’ meetings of CMHK (BVI), in accordance with the SFO, the interests of CMHK (BVI) are deemed to be, and have therefore been included in, the interests of CMCC and CMHK (Group).

APPENDIX IV	GENERAL INFORMATION

So far as is known to the Directors and the chief executive of the Company, as at the Latest Practicable Date, the following corporations were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group:

Name of subsidiary	Name of shareholder	Interest held
		(%)
Aspire Holdings Limited Note 1	ASP Investment Holdings Limited	16.60

Fujian FUNO Mobile Communication Technology Company Limited Note [2]	Nokia Siemens (China) Co., Ltd.	49.00

Notes:

(1)	Aspire Holdings Limited, a non-wholly owned subsidiary of the Company, is a company incorporated in the Cayman Islands.

(2)	Fujian FUNO Mobile Communication Technology Company Limited, a non-wholly owned subsidiary of the Company, is a sino-foreign equity joint venture in the PRC.

Save as disclosed above, there is no person known to the Directors or the chief executive of the Company who, as at the Latest Practicable Date, had, or was deemed to have, an interest or short position in the Shares or the underlying Shares, which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group, or any option in respect of such capital.

4 LITIGATION

As at the Latest Practicable Date, no member of the Group was engaged in any litigation, arbitration or claim of material importance and no litigation, arbitration or claim of material importance is known to the Directors to be pending or threatened against any member of the Group.

5 DIRECTORS’ SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into, or proposed to enter into, any service contract with the Company or any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensations (other than statutory compensation)).

The aggregate of the remuneration payable to and benefits in kind receivable by the Directors will not be varied in consequence of the Subscription.

APPENDIX IV	GENERAL INFORMATION

6 COMPETING INTEREST

None of the Directors nor his associates is or was interested in any business, apart from the Company’s business, that competes or competed or is or was likely to compete, either directly or indirectly, with the Company’s business.

7 MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Group within the two years immediately preceding the date of this circular, and are or may be material:

(i)	the Share Subcription Agreement; and

(ii)	the share subscription agreement dated 29 April 2009 and entered into between the Company and Far EasTone Telecommunications Co., Ltd. (“Far EasTone”) pursuant to which the Company agreed to, through a wholly-owned subsidiary, subscribe for 444,341,020 shares in Far EasTone at a total consideration of approximately NT$17,773.6 million (equivalent to approximately HK$4,076.5 million), representing NT$40.00 (equivalent to approximately HK$9.17) per share in Far EasTone.

8 MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Group since 31 December 2009, being the date to which the latest published audited consolidated financial statements of the Group were made up.

9 CONSENTS

KPMG and Ernst & Young have given and have not withdrawn their respective written consent to the issue of this circular with the inclusion of their reports and letters (if any), as the case may be, and references to their names in the form and context in which they respectively appear.

None of KPMG nor Ernst & Young is beneficially interested in the share capital of any member of the Group and none of them has any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

10 QUALIFICATIONS OF EXPERTS

The following are the qualifications of the professional advisers who have given opinions or advice contained in this circular:

Names	Qualifications
KPMG	Certified public accountants
Ernst & Young	Certified public accountants

APPENDIX IV	GENERAL INFORMATION

11 MISCELLANEOUS

(a)	The company secretary of the Company is Ms. Wong Wai Lan, Grace. Ms. Wong is an associate member of the Hong Kong Institute of Company Secretaries and the Institute of Chartered Secretaries and Administrators.

(b)	The registered office and head office of the Company is at 60th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

(c)	Hong Kong Registrars Limited, the share registrar of the Company, is at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(d)	The English text of this circular shall prevail over the Chinese text.

12 DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at Linklaters, 10th Floor, Alexandra House, Chater Road, Hong Kong during normal business hours on any business day from the date of this circular up to and including 6 May 2010:

(a)	the Share Subscription Agreement;

(b)	the Strategic Cooperation Memorandum of Understanding;

(c)	the memorandum and articles of association of the Company;

(d)	the consent letters from KPMG and Ernst & Young referred to in the paragraph headed “Consents” in this Appendix;

(e)	the accountants’ report of SPD Bank for the three years ended 31 December 2009 issued by Ernst & Young, the text of which is set out in Part B of Appendix I to this circular;

(f)	the report from KPMG on the unaudited pro forma financial information of the Group, the text of which is set out in Appendix III to this circular;

(g)	the audited consolidated financial statements of the Group for the two years ended 31 December 2009;

(h)	the material contracts referred to in the paragraph headed “Material Contracts” in this Appendix; and

(i)	this circular.